                                                            FILE NOS. 333-136513


                                                                       811-21939
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                    FORM N-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         PRE-EFFECTIVE AMENDMENT NO. 1

                          POST-EFFECTIVE AMENDMENT NO.

                                      AND

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                AMENDMENT NO. 1


                             ---------------------

                        HORACE MANN LIFE INSURANCE GROUP
                            ANNUITY SEPARATE ACCOUNT
                           (Exact Name of Registrant)

                             ---------------------

                       HORACE MANN LIFE INSURANCE COMPANY
                              (Name of Depositor)

               ONE HORACE MANN PLAZA, SPRINGFIELD, ILLINOIS 62715
              (Address of Depositor's Principal Executive Offices)

                                 (217) 789-2500
                         (Depositor's Telephone Number)

                                ANN M. CAPARROS
                             ONE HORACE MANN PLAZA
                          SPRINGFIELD, ILLINOIS 62715
                    (Name and Address of Agent for Service)

                             ---------------------

                          COPIES OF COMMUNICATIONS TO:

                                STEPHEN E. ROTH
                        SUTHERLAND ASBILL & BRENNAN LLP
                          1275 PENNSYLVANIA AVENUE, NW
                           WASHINGTON, DC 20004-1415

     APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

     As soon as practicable after the effective date of this filing.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

     Title of Securities Registered: Flexible Premium Group Variable Annuity Contract
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CHICAGO PUBLIC SCHOOLS CAPITAL PREMIER
SERIES 1

QUALIFIED VARIABLE DEFERRED GROUP
ANNUITY CONTRACT

HORACE MANN LIFE INSURANCE GROUP ANNUITY
SEPARATE ACCOUNT


OCTOBER 2, 2006

QUALIFIED VARIABLE DEFERRED GROUP ANNUITY CONTRACT ISSUED BY
HORACE MANN LIFE INSURANCE GROUP ANNUITY SEPARATE ACCOUNT
FLEXIBLE PREMIUM CONTRACT FOR CHICAGO PUBLIC SCHOOL PARTICIPANTS

     This Prospectus offers a Variable, qualified group annuity contract ("Group Contract") to certain Chicago Public School employees ("Participants"). The Group Contract and Certificates thereunder are issued by Horace Mann Life Insurance Company ("HMLIC"), and are issued in connection with retirement plans or arrangements that may qualify for special tax treatment under the Internal Revenue Code of 1986, as amended ("IRC").

     Participants may allocate Net Purchase Payments and account value to the fixed account or to the Horace Mann Life Insurance Group Annuity Separate Account ("the Separate Account") that invests through each of its Subaccounts (sometimes referred to as "Variable investment options") in a corresponding Underlying Fund. The Underlying Funds are:

LARGE COMPANY STOCK FUNDS
     Large core
          BlackRock Index Equity Portfolio (Service Class)
     Large growth
          AllianceBernstein Large Cap Growth Portfolio
     Large value
          Davis Value Portfolio
MID-SIZE COMPANY STOCK FUNDS
     Mid core
          Fidelity VIP Mid Cap Portfolio (SC2)
     Mid growth
          Lord Abbett Series Fund -- Growth Opportunities Portfolio
     Mid value
          Ariel Appreciation Fund(R)
SMALL COMPANY STOCK FUNDS
     Small core
          Neuberger Berman Genesis Fund (Advisor Class)
     Small growth
          Wilshire VIT Small Cap Growth Fund -- Horace Mann Shares
     Small value
          Ariel Fund(R)
INTERNATIONAL STOCK FUNDS
          Goldman Sachs VIT International Equity Fund
          Templeton Foreign Smaller Companies Fund (Class A)
TECHNOLOGY FUNDS
          T. Rowe Price Science and Technology Fund -- Advisor Class
BALANCED FUND
          Putnam VT The George Putnam Fund of Boston (IB Shares)
BOND FUNDS
          BlackRock Low Duration Bond Portfolio (Service Class) BlackRock Liquidity TempFund (Service Class)
          BlackRock Core Bond Total Return Portfolio (Service Class)


     This Prospectus sets forth the information an investor should know, and should be kept for future reference. Additional information about the Horace Mann Life Insurance Group Annuity Separate Account has been filed with the Securities and Exchange Commission in a Statement of Additional Information ("SAI"), dated October 2, 2006. The SAI is incorporated by reference and is available upon request and without charge. You can obtain the SAI by writing to Horace Mann Life Insurance Company, P.O. Box 4657, Springfield, Illinois 61708-4657, by sending a facsimile transmission to (217) 527-2307, or by telephoning (217) 789-2500 or (800) 999-1030 (toll free). The table of contents of the SAI appears on page 24 of this prospectus.


     The Securities and Exchange Commission maintains a website
(http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information that the Horace Mann Life Insurance Group Annuity Separate Account files electronically with the Securities and Exchange Commission.

  THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

 ANNUITIES OFFERED BY HMLIC ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENT AGENCY. THEY ARE NOT DEPOSITS OF, OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK. THEY INVOLVE INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL AMOUNT
                                   INVESTED.


                The date of this Prospectus is October 2, 2006.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                        PAGE
                                                                        ----
DEFINITIONS                                                               3
SUMMARY                                                                   4
FEE TABLES AND EXAMPLE                                                    6
  Participant Transaction Expenses                                        6
  Periodic Fees and Expenses                                              6
TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES                           6
  Example                                                                 6
CONDENSED FINANCIAL INFORMATION                                           7
HORACE MANN LIFE INSURANCE COMPANY, THE FIXED ACCOUNT, THE SEPARATE
  ACCOUNT AND THE UNDERLYING FUNDS                                        8
  Horace Mann Life Insurance Company                                      8
  The Fixed Account                                                       8
  The Separate Account                                                    8
    Status of the Group Contract and the Separate Account before the
      Date of this Prospectus                                             8
  The Underlying Funds                                                    8
    Certain Payments We Receive with Regard to the Underlying Funds      12
    Selection of Funds                                                   12
    Addition, Deletion, or Substitution of Funds                         12
    Voting Rights                                                        12
THE CERTIFICATES                                                         13
  Participants' Rights                                                   13
  Purchasing a Certificate                                               13
  Right to Cancel                                                        13
  Purchase Payments                                                      13
    Amount and Frequency of Purchase Payments                            13
    Allocation of Purchase Payments                                      13
    Accumulation Units and Accumulation Unit Value                       13
  Transactions                                                           14
    Transfers                                                            14
    Dollar Cost Averaging                                                14
    Rebalancing                                                          14
    Changes to Purchase Payment Allocations                              15
    Market Timing                                                        15
    Surrender or Withdrawal Before Commencement of Annuity Period        15
    Loans                                                                16
    Payments We Make                                                     16
    Confirmations                                                        17
  Deductions and Expenses                                                17
    Mortality and Expense Risk Fee                                       17
    Loan Interest Spread                                                 17
    Operating Expenses of the Underlying Funds                           17
  Death Benefit Proceeds                                                 17
  Annuity Payments                                                       18
    Annuity Payment Options                                              18
    Amount of Fixed and Variable Annuity Payments                        19
  Misstatement of Age                                                    19
  Modification of the Group Contract                                     20
TAX CONSEQUENCES                                                         21
  Other Considerations                                                   21
  Separate Account                                                       21
  Owner Control                                                          21
  Transfers, Assignments, or Exchanges of a Certificate                  21
  Participants                                                           21
    Contribution Limitations and General Requirement Applicable to
      Qualified Plans                                                    21
    Taxation of Contract Benefits                                        22
    Additional Taxes                                                     22
OTHER INFORMATION                                                        23
APPENDIX: ACCUMULATION UNIT VALUES                                       25

    THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF, OR SOLICITATION OF AN OFFER TO ACQUIRE, ANY INTEREST OR PARTICIPATION IN THE GROUP CONTRACT OFFERED BY THIS PROSPECTUS IN ANY STATE TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH STATE.

DEFINITIONS
--------------------------------------------------------------------------------

     ACCUMULATION UNIT: A unit of measurement used to determine the value of a Participant's interest in a Subaccount before Annuity Payments begin.

     ACCUMULATION UNIT VALUE: The value of an Accumulation Unit on any Valuation Date.

     ANNUITANT: The natural person whose life determines the Annuity Payments made under a Certificate.

     ANNUITY DATE: The date Annuity Payments begin. The criteria for determining Annuity Dates are set forth in the Group Contract.

     In addition, Qualified Plans often place certain limitations upon election of an Annuity Date. Generally, distributions under Qualified Plans must begin by April 1 following the calendar year in which the Participant reaches age 70 1/2. See "Taxation of Contract Benefits."

     ANNUITY PAYMENTS: A series of payments that may be: for life; for life with a guaranteed number of payments; for the joint lifetimes of the Annuitant and another person, and thereafter, during the lifetime of the survivor; or for some fixed period. A fixed annuity provides a series of payments that will be equal in amount throughout the annuity period except in the case of certain joint and survivor Annuity Payment Options. A fixed annuity does not participate in the investment experience of any Subaccount. A Variable annuity provides a series of payments that vary in amount.

     ANNUITY PERIOD: The period during which Annuity Payments are made to the Annuitant or the last surviving joint Annuitant, if any.

     ANNUITY UNIT: A unit of measurement used in determining the amount of a Variable Annuity Payment during the Annuity Period.

     ANNUITY UNIT VALUE: The value of an Annuity Unit on any Valuation Date.

     CERTIFICATE: A document issued to employees of the Chicago Public Schools who are Participants under the Group Contract that summarizes the provisions of the Group Contract and sets forth the Participant's rights and benefits thereunder.

     CERTIFICATE YEAR: A year measured from the date a Certificate was issued to a Participant and each anniversary of that date.

     FIXED ACCOUNT VALUE: The dollar value of the fixed account under a Certificate before Annuity Payments begin.

     GROUP CONTRACT: This Prospectus offers a Variable flexible premium group annuity contract to retirement plans of the Chicago Public Schools.

     HMLIC, WE, US, OUR: Horace Mann Life Insurance Company.

     HOME OFFICE: The mailing address and telephone number of Our Home Office are P.O. Box 4657, Springfield, Illinois 62708-4657; (800) 999-1030. Our street address is 1 Horace Mann Plaza, Springfield, Illinois 62715.

     MUTUAL FUND(S): Open-end management investment companies. These companies are generally registered under the Investment Company Act of 1940.

     NET PURCHASE PAYMENT: The balance of each purchase payment received by HMLIC after deducting any applicable premium taxes, or the balance of any transfer amount from other Subaccounts after applicable charges.

     PARTICIPANT, YOU, YOUR: A person to whom a Certificate showing participation under the Group Contract has been issued.

     QUALIFIED PLAN: The term "Qualified Plan" in this Prospectus will be used to describe the following annuity contracts: Internal Revenue Code (IRC) Section 403(b) tax sheltered annuity ("403(b) contract") and IRC Section 457(b) eligible governmental plan annuity ("457(b) contract").

     SEPARATE ACCOUNT: The Horace Mann Life Insurance Group Annuity Separate Account, a segregated Variable investment account consisting of Subaccounts each of which invests in a corresponding Underlying Fund.

     SUBACCOUNT: A division of the Separate Account that invests in shares of a corresponding Underlying Fund.

     TOTAL ACCUMULATION VALUE: The sum of the Fixed Account Value and the Variable Account Value before Annuity Payments begin.

     UNDERLYING FUNDS: All Mutual Funds listed in this document that are available for investment through the Separate Account.

     VALUATION DATE: Any day on which the New York Stock Exchange ("NYSE") is open for trading and on which the net asset value for each share of the Underlying Funds is determined. The Valuation Date ends at 3:00 p.m. Central Time or the close of the NYSE, if earlier.

     VALUATION PERIOD: The period from the end of a Valuation Date to the end of the next Valuation Date, excluding the day the period begins and including the day it ends.

     VARIABLE: The values vary based on the investment performance of the Subaccount(s) selected.

     VARIABLE ACCOUNT: Your portion of the Separate Account set up to receive Net Purchase Payments and transfers allocated to it.

     VARIABLE ACCOUNT VALUE: The dollar value of the Separate Account investment options under the Group Contract before the time Annuity Payments begin.

SUMMARY
--------------------------------------------------------------------------------

     This summary is intended to provide a brief overview of the more significant aspects of the Group Contract and the Certificates thereunder. Further information can be found in this Prospectus, in the related Statement of Additional Information, in the Group Contract, and in Your Certificate. This Prospectus is intended to serve as a disclosure document for only the Variable portion of the Group Contract and Your Certificate. For information regarding the fixed portion, refer to the Group Contract and Your Certificate.

     Detailed information about the Underlying Funds is contained in the prospectus and the statement of additional information of each Underlying Fund.

     The expenses for the Underlying Funds, including advisory and management fees, are found in each Underlying Fund's prospectus.

WHAT IS "THE SEPARATE ACCOUNT"?

     The Horace Mann Life Insurance Group Annuity Separate Account segregates assets dedicated to the Variable portion of the Group Contract offered herein. The Separate Account is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as a unit investment trust. The Separate Account consists of Subaccounts, each investing in shares of a corresponding Underlying Fund.

WHO MAY PURCHASE THE CONTRACT OFFERED BY THIS PROSPECTUS?

     We issue the Group Contract exclusively to retirement plans of the Chicago Public Schools. Employees of the Chicago Public Schools may purchase Certificates under the Group Contract.

     The Group Contract offered by this Prospectus is a Qualified Plan. Purchasing a Certificate as an investment vehicle for a Qualified Plan does not provide any additional tax advantage beyond that already available through the Qualified Plan.

     The Group Contract and the Certificates thereunder are offered and sold by HMLIC through PEB Financial Services, located at 542 S. Dearborn St., Suite 300, Chicago, IL 60605. Individuals at PEB are registered representatives with and offer securities through Linsco/Private Ledger ("LPL"), a member of the NASD and SIPC. HMLIC has entered into a distribution agreement with LPL.

WHAT ARE MY INVESTMENT CHOICES?

     (a)  SEPARATE ACCOUNT

     Includes Subaccounts, each of which invests in one of the following Underlying Funds:

LARGE COMPANY STOCK FUNDS
     Large core
          BlackRock Index Equity Portfolio (Service Class)

     Large growth
          AllianceBernstein Large Cap Growth Portfolio

     Large value
          Davis Value Portfolio

MID-SIZE COMPANY STOCK FUNDS
     Mid core
          Fidelity VIP Mid Cap Portfolio (SC2)

     Mid growth
          Lord Abbett Series Fund -- Growth Opportunities Portfolio

     Mid value
          Ariel Appreciation Fund(R)

SMALL COMPANY STOCK FUNDS
     Small core
          Neuberger Berman Genesis Fund (Advisor Class)

     Small growth
          Wilshire VIT Small Cap Growth Fund -- Horace Mann Shares

     Small value
          Ariel Fund(R)

INTERNATIONAL STOCK FUNDS
          Goldman Sachs VIT International Equity Fund
          Templeton Foreign Smaller Companies Fund (Class A)

TECHNOLOGY FUNDS
          T. Rowe Price Science and Technology Fund -- Advisor Class

BALANCED FUND
          Putnam VT The George Putnam Fund of Boston (IB Shares)

BOND FUNDS
          Black Rock Low Duration Bond Portfolio (Service Class)
          Black Rock Liquidity TempFund (Service Class)
          Black Rock Core Bond Total Return Portfolio (Service Class)

     (b) FIXED ACCOUNT -- You also may direct Your Net Purchase Payments (or transfer any of Your Variable Account Value) to the fixed account and receive a guaranteed minimum interest rate. (See Your Certificate.)

WHEN CAN I TRANSFER BETWEEN ACCOUNTS?

     At any time before the Annuity Date for Your Certificate, You may transfer amounts from one Subaccount to another, and to and from the fixed account of the Group Contract. The dollar cost averaging program permits You to systematically transfer (on a quarterly, semiannual, or annual basis) a fixed dollar amount between the fixed account and Subaccounts and within the Subaccounts. The dollar cost averaging program is only available before the Annuity Date. Transfers from the fixed account of the Group Contract into a Subaccount are subject to certain restrictions. For complete details see "Transfers."

MAY I WITHDRAW ALL OR PART OF MY ACCOUNT VALUE BEFORE THE ANNUITY DATE?

     Subject to the restrictions imposed by Your retirement plan and/or the IRC, You may at any time before the Annuity Date surrender Your Certificate in whole, or withdraw it in part, for cash. Each surrender or partial withdrawal from the Variable Account Value is processed on the basis of the value of an Accumulation Unit of the Subaccount(s) from which the value is being surrendered or withdrawn. Restrictions on surrenders and withdrawals from the fixed account are addressed in Your Certificate.

WHAT ARE THE CHARGES OR DEDUCTIONS?

     Your Certificate may be subject to deductions for applicable state or local government premium taxes. Premium taxes presently range from 0% to 3.5%. The State of Illinois does not currently assess premium taxes. A mortality and expense risk fee ("M&E Fee") is deducted from the Variable Account Value. This fee is computed on a daily basis and will not exceed an annual rate of 0.80% of the daily net assets of the Variable Account Value. We do not deduct an annual maintenance fee, and no deduction for sales expense is charged on purchase payments, surrenders or withdrawals.

WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF INVESTING IN THE GROUP CONTRACT?

     Amounts contributed through salary reduction or employer contributions are not taxed at the time of contribution. Earnings are also not taxed as they accumulate in an annuity contract. Your Certificate benefits generally will be taxable as ordinary income when received in accordance with Section 72 of the IRC.

     The IRC provides penalties for premature distributions under various retirement plans. Values may not be withdrawn from 403(b) contracts or 457(b) contracts, except as permitted by the IRC. See "Tax Consequences." Certificates might not be suitable for short-term investment. See "Surrender or Withdrawal Before Commencement of Annuity Period."

IF I RECEIVE MY CERTIFICATE AND AM DISSATISFIED, MAY I RETURN IT?

     Subject to state insurance laws, a Participant generally may return a Certificate to HMLIC within 30 days of receipt of the Certificate. HMLIC will refund the Variable Account Value and all contributions made to the fixed account.

WHEN CAN I BEGIN RECEIVING ANNUITY PAYMENTS, AND WHAT OPTIONS ARE AVAILABLE?

     Payments will begin on the Annuity Date set by the terms of Your Certificate. Variable Annuity Payments are made in monthly installments. Various Annuity Payment options are available under Your Certificate.

     Annuity Payments may be fixed or Variable or a combination of fixed and Variable. The following options are available for receiving Annuity Payments:
Life Annuity with or without Certain Period, Joint and Survivor Life Annuity, Income for Fixed Period, Income for Fixed Amount, and Interest Annuity Payments.

     The IRC may restrict or penalize certain early distributions from Qualified Plans, and the IRC also generally requires that distributions from Qualified Plans begin by April 1 following the calendar year in which the Contract Owner reaches age 70 1/2 or retires. See "Taxation of Contract Benefits."

WHAT WAS THE STATUS OF THE GROUP CONTRACT AND THE SEPARATE ACCOUNT BEFORE THE DATE OF THIS PROSPECTUS?


     When it began issuing certificates under a group annuity contract to the Chicago Public Schools 403(b) Tax Deferred Compensation Plan ("403(b) Plan"), HMLIC had not registered that group annuity contract under the Securities Act of 1933, nor had it registered the Separate Account as a unit investment trust under the Investment Company Act of 1940. At that time, the Company believed, in good faith, that such registration was not required because the 403(b) Plan is a "governmental plan" that might be exempted from registration. The Company has recently determined, however, that the 403(b) Plan is a type of "governmental plan" funded by an annuity contract that may not be exempted from registration as a security. 403(b) Plan participants who made premium payments before the date of this prospectus may have certain rights under the Securities Act of 1933. See "Status of the Group Contract and the Separate Account Before the Date of this Prospectus."



     This issue did not arise in connection with certificates issued under the group annuity contract to the Chicago Public Schools 457(b) Tax Deferred Compensation Plan.

FEE TABLES AND EXAMPLE
--------------------------------------------------------------------------------

     The following tables describe the fees and expenses that You may pay when buying, owning and surrendering a Certificate. The first table describes the fees and expenses that You will pay at the time that You buy a Certificate, surrender a Certificate or transfer account value between investment options.


PARTICIPANT TRANSACTION EXPENSES(1)


Contingent Deferred Sales Charge                               None


     The following table describes the fees and expenses that You will pay periodically during the time that You own a Certificate, not including Underlying Fund fees and expenses.


PERIODIC FEES AND EXPENSES


Annual Maintenance Fee                                         None
Loan Interest Spread(2)                                         2.0%
Separate Account Annual Expenses (as a percentage of average
  Variable Account Value)
  Mortality and Expense Risk Fee                               0.80%
Total Separate Account Annual Expenses                         0.80%



     The next item shows the lowest and highest total operating expenses charged by the Underlying Funds for the fiscal year ended December 31, 2005. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund.



TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES(3)            LOWEST   HIGHEST
--------------------------------------------------            ------   -------
(expenses that are deducted from Underlying Fund assets,
  including management fees, distribution and/or service
  (12b-1) fees and other expenses)                            0.43%     1.68%
                                                              ======   =======


EXAMPLE

     This Example is intended to help You compare the cost of investing in the Certificate with the cost of investing in other Variable annuity contracts. These costs include Participant transaction expenses, periodic fees and expenses, Separate Account annual expenses, and Underlying Fund fees and expenses.

     The Example assumes that You invest $10,000 in the Certificate for the time periods indicated. The Example also assumes that Your investment has a 5% return each year and assumes the highest fees and expenses of any of the Underlying funds as of December 31, 2005. Although Your actual costs may be higher or lower, based on these assumptions Your costs -- if You surrender Your Certificate at the end of the applicable period, if You annuitize at the end of the applicable time period, or if You do not surrender Your Certificate -- would be:

1 YEAR   3 YEARS   5 YEARS   10 YEARS
------   -------   -------   --------
 $249     $767     $1,311     $2,796
======   =======   =======   ========

     PLEASE REMEMBER THAT THE EXAMPLE IS SIMPLY AN ILLUSTRATION AND DOES NOT REPRESENT PAST OR FUTURE EXPENSES. Your actual expenses may be higher or lower than those shown. Similarly, Your rate of return may be more or less than the 5% assumed in the Example.


(1) Any premium taxes relating to a Certificate will be deducted from the premium or deducted from the amount applied to purchase Annuity Payments, when applicable. Such premium taxes and the time of deduction of those taxes will be determined by the Participant's current place of residence. Premium taxes currently range from 0% to 3.5%.



(2) While a loan is outstanding, loan interest is payable in arrears, no less frequently than quarterly, with equal installment payments due on the last day of each quarter. See "Loans" for more details on how the interest is calculated.



(3) The portfolio expenses used to prepare this table were provided to HMLIC by the Underlying Funds. HMLIC has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2005. Current or future expenses may be greater or less than those shown.

CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

     When HMLIC began issuing certificates under a group variable annuity contract funded through the Separate Account to the Chicago Public Schools 403(b) Tax Deferred Compensation Plan, it had not registered that group annuity contract under the Securities Act of 1933 ("1933 Act"), nor had it registered the Separate Account as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Condensed financial information for the Subaccounts of the Separate Account before it was registered under the 1940 Act, and before the Group Contract was registered under the 1933 Act, is provided in an appendix to this prospectus.

     Financial statements of the Separate Account and of HMLIC are available with the Statement of Additional Information. A copy of the Statement of Additional Information and of the financial statements may be obtained without charge by mailing a written request to Horace Mann Life Insurance Company, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a facsimile transmission request to (217) 527-2307, or by telephoning (217) 789-2500 or (800) 999-1030
(toll-free).

HORACE MANN LIFE INSURANCE COMPANY,
THE FIXED ACCOUNT,
THE SEPARATE ACCOUNT AND
THE UNDERLYING FUNDS

HORACE MANN LIFE INSURANCE COMPANY

     HMLIC, located at One Horace Mann Plaza, Springfield, Illinois 62715-0001 (Our Home Office), is an Illinois stock life insurance company organized in 1949. HMLIC is licensed to do business in 4 states and in the District of Columbia. HMLIC writes individual and group life insurance and annuity contracts on a nonparticipating basis. HMLIC is an indirect wholly-owned subsidiary of Horace Mann Educators Corporation ("HMEC"), a publicly held insurance holding company traded on the NYSE.

THE FIXED ACCOUNT

     The fixed account is part of HMLIC's general account. We use general account assets to support Our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, HMLIC has sole discretion over the investment of the assets of the fixed account. HMLIC bears the full investment risk for all amounts contributed to the fixed account. HMLIC guarantees that the amounts allocated to the fixed account under the Group Contract will be credited interest daily at an annual interest rate as specified in Your Certificate. We will determine any interest rate credited in excess of the guaranteed rate at Our sole discretion.

     THE FIXED ACCOUNT HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED ACCOUNT.

THE SEPARATE ACCOUNT


     On March 1, 2002, HMLIC established the Separate Account under Illinois law. On August 11, 2006, HMLIC registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the 1940 Act. The Separate Account is divided into Subaccounts. HMLIC uses the assets of each Subaccount to buy shares of the Underlying Funds based on Participant instructions.


     The Separate Account and each of its Subaccounts are administered and accounted for as a part of the business of HMLIC. The income gains and losses, whether or not realized, of each Subaccount are credited to or charged against the amounts allocated to that Subaccount in accordance with the terms of the Group Contract, without regard to other income, gains or losses of the remaining Subaccounts or of HMLIC. The assets of the Separate Account may not be charged with liabilities arising out of any other business of HMLIC. All obligations arising under the Group Contract and the Certificates thereunder, including the promise to make Annuity Payments, are general corporate obligations of HMLIC. Accordingly, all of HMLIC's assets are available to meet its obligations and expenses under the Group Contract and the Certificates thereunder. While HMLIC is obligated to make payments under the Group Contract and the Certificates thereunder, the amounts of Variable Annuity Payments are not guaranteed.

     STATUS OF THE GROUP CONTRACT AND THE SEPARATE ACCOUNT BEFORE THE DATE OF THIS PROSPECTUS -- Before the date of this Prospectus, HMLIC became one of a limited number of investment providers under the Chicago Public Schools 403(b) Tax Deferred Compensation Plan. In that same year, 2002, HMLIC established the Separate Account through which it funded a group annuity contract that was issued to the 403(b) Plan. HMLIC did not register that group contract under the 1933 Act, nor did it register the Separate Account under the 1940 Act. At that time, the Company believed, in good faith, that such registration was not required on the basis that the 403(b) Plan is a "governmental plan" that might be exempted from registration. The Company has recently determined, however, that the Plan is a type of "governmental plan" funded by an annuity contract not exempted from registration as a security.


     Unless an exemption can be relied upon, the 1933 Act requires that the offer or sale of a security be made pursuant to an effective registration statement, and the rules of the SEC do not provide for retroactive registration of the group contract. Accordingly, 403(b) Plan participants who made premium payments before the date of this Prospectus may have certain rights under the 1933 Act. More specifically, the 1933 Act provides certain remedies for persons who are issued unregistered securities, including the right to bring an action at law or in equity in any court of competent jurisdiction to recover consideration paid for such securities, with interest thereon, less the amount of any income received thereon, upon the tender of the security, or for damages if the person no longer owns the security. The 1933 Act does, however, place restrictions on the timeframe in which such an action may be brought to enforce any liability created by the alleged violation.


THE UNDERLYING FUNDS

     Each of the Underlying Funds is registered with the Securities and Exchange Commission ("SEC") as a diversified open-end management investment company under the 1940 Act. This registration does not involve supervision of the management of investment practices or policies of the Underlying Funds by the SEC.

     The Underlying Funds are listed below along with their primary investment objectives and a brief description of the investment strategy and adviser for each Underlying Fund. THERE IS NO ASSURANCE THAT ANY OF THE UNDERLYING FUNDS WILL ACHIEVE ITS OBJECTIVE.


     Detailed information on the Underlying Funds can be found in the current prospectus for each Underlying Fund. Prospectuses for the Underlying Funds should be read carefully in conjunction with this Prospectus before investing. A copy of each prospectus may be obtained without charge from PEB Financial Services by calling (312) 922-3264 or writing to 542 S. Dearborn, Suite 300, Chicago, IL 60605.

Prospectuses may also be obtained through HMLIC by calling (800) 999-1030 (toll-free), sending a facsimile transmission to (217) 527-2307 or writing to P.O. Box 4657, Springfield, IL 62708-4657.

             NAME                    OBJECTIVE        INVESTMENT TYPE          INVESTMENT STRATEGY AND ADVISER
             ----                    ---------        ---------------          -------------------------------
BLACKROCK INDEX EQUITY          The fund's              Large core      The fund invests all of its assets
  PORTFOLIO (SERVICE CLASS)       investment goal                       indirectly, through The U.S. Large Company
                                  is to approximate                     Series (the Index Master Portfolio) of The
                                  the investment                        DFA Investment Trust Company, in the stocks
                                  performance of                        of the S&P 500(R) Index using a passive
                                  the S&P 500(R)                        investment style that seeks to approximate
                                  index, in terms                       the returns of the S&P 500(R) Index. The
                                  of its total                          BlackRock Index Equity Portfolio is advised
                                  investment                            by BlackRock Advisors, Inc.
                                  return.

ALLIANCEBERNSTEIN VPS LARGE     Long-term capital      Large growth     The Portfolio invests primarily in the equity
  CAP GROWTH PORTFOLIO            growth                                securities of a limited number of large,
                                                                        carefully selected, high-quality U.S.
                                                                        companies. The AllianceBernstein Large Cap
                                                                        Growth Portfolio is a series of the
                                                                        AllianceBernstein Variable Products Series
                                                                        Fund and is advised by AllianceBernstein LP.

DAVIS VALUE PORTFOLIO           Long-term capital       Large value     Invests primarily in equity securities issued
                                  growth                                by companies with market capitalizations of
                                                                        at least $10 billion. The Portfolio Managers
                                                                        conduct extensive research to try to identify
                                                                        businesses that possess characteristics they
                                                                        believe foster the creation of long-term
                                                                        value, such as proven management, a durable
                                                                        franchise and business model, and sustainable
                                                                        competitive advantages. They aim to invest in
                                                                        such businesses when they are trading at a
                                                                        discount to their intrinsic worth. The Davis
                                                                        Value Portfolio is a series of the Davis
                                                                        Variable Account Fund and is advised by Davis
                                                                        Selected Advisers, L.P.

FIDELITY VIP MID CAP PORTFOLIO  Seeks long-term          Mid core       Invests at least 80% of total assets in
  SC2                             growth of                             common stocks of domestic companies with
                                  Capital.                              medium market capitalization. The Fidelity
                                                                        VIP Mid Cap Portfolio is a series of the
                                                                        Fidelity VIP Series and is advised by
                                                                        Fidelity Management & Research Co.

LORD ABBETT SERIES FUND GROWTH  Capital                 Mid growth      Seeks capital appreciation by normally
  OPPORTUNITIES PORTFOLIO         Appreciation                          investing at least 65% of its net assets in
                                                                        the equity securities of mid-sized companies
                                                                        that show potential for growth. The Lord
                                                                        Abbett Series Fund-Growth Opportunities
                                                                        Portfolio is advised by Lord, Abbett & Co.
                                                                        LLC.

ARIEL APPRECIATION FUND(R)      Long-term capital        Mid value      Invests primarily in the stocks of companies
                                  appreciation                          with market caps between $2.5 billion and $15
                                                                        billion at the time of initial purchase. The
                                                                        Fund identifies the common stocks of
                                                                        undervalued companies with long-term growth
                                                                        potential. Ariel Appreciation Fund(R) is
                                                                        advised by Ariel Capital Management, LLC.

             NAME                    OBJECTIVE        INVESTMENT TYPE          INVESTMENT STRATEGY AND ADVISER
             ----                    ---------        ---------------          -------------------------------
NEUBERGER BERMAN GENESIS FUND-  Capital growth          Small core      Invests mainly in common stocks of small-
  ADVISOR CLASS                                                         capitalization companies. The managers look
                                                                        for undervalued companies whose current
                                                                        product lines and balance sheets are strong.
                                                                        Neuberger Berman Genesis Fund-Advisor Class
                                                                        is advised by Neuberger Berman Management
                                                                        Inc. and subadvised by Neuberger Berman, LLC.

WILSHIRE VIT SMALL CAP GROWTH   Long-term capital      Small growth     Invests in small cap equity securities (less
  FUND-HORACE MANN SHARES         growth                                than $2.5 billion at the time of investment)
                                                                        considered to have earnings growth potential.
                                                                        The Wilshire VIT Funds are advised by
                                                                        Wilshire Associates Incorporated.

ARIEL FUND(R)                   Long-term capital       Small value     Invests primarily in the stocks of companies
                                  appreciation                          with market caps between $1 billion and $5
                                                                        billion at the time of initial purchase. The
                                                                        Fund identifies the common stocks of
                                                                        undervalued companies with long-term growth
                                                                        potential. Ariel Fund(R) is advised by Ariel
                                                                        Capital Management, LLC.

GOLDMAN SACHS VIT               Long term capital      International    The Fund invests, under normal circumstances,
  INTERNATIONAL EQUITY FUND       appreciation                          substantially all, and at least 80% of its
                                                                        net assets plus any borrowings for investment
                                                                        purposes (measured at time of purchase) ("Net
                                                                        Assets") in a diversified portfolio of equity
                                                                        investments in companies that are organized
                                                                        outside the United States or whose securities
                                                                        are principally traded outside the United
                                                                        States. The Fund intends to invest in
                                                                        companies with public stock market
                                                                        capitalizations that are larger than $2.5
                                                                        billion at the time of investment. The
                                                                        Goldman Sachs VIT International Equity Fund
                                                                        is a series of the Goldman Sachs Variable
                                                                        Insurance Trust and is advised by Goldman
                                                                        Sachs Asset Management, L.P.

TEMPLETON FOREIGN SMALLER       The Fund's             International    The Fund invests primarily in the common
  COMPANIES FUND (CLASS A)        investment goal                       stock of smaller companies outside the U.S.
                                  is long-term                          When choosing equity investment for this
                                  capital growth.                       Fund, the manager applies a "bottom up,"
                                                                        value-oriented, long-term approach, focusing
                                                                        on the market price of a company's long term
                                                                        earnings, asset value and cash flow
                                                                        potential. The manager also considers a
                                                                        company's price/earnings ratio, profit
                                                                        margins and liquidation value. The Templeton
                                                                        Foreign Smaller Companies Fund is advised by
                                                                        Franklin Advisers Inc.

             NAME                    OBJECTIVE        INVESTMENT TYPE          INVESTMENT STRATEGY AND ADVISER
             ----                    ---------        ---------------          -------------------------------
T. ROWE PRICE SCIENCE AND       Long term growth of     Technology      The fund will normally invest at least 80% of
  TECHNOLOGY FUND-ADVISOR         capital                               net assets in the common stocks of companies
  CLASS                                                                 expected to benefit from the development,
                                                                        advancement, and use of science and/or
                                                                        technology. Companies in industries such as
                                                                        electronics, communications, e-commerce,
                                                                        information services, life sciences, media,
                                                                        environmental services, chemicals, synthetic
                                                                        materials, defense, and aerospace are likely
                                                                        to be in the portfolio. The T. Rowe Price
                                                                        Science and Technology Fund-Advisor Class is
                                                                        advised by T. Rowe Price Associates.

PUTNAM VT THE GEORGE PUTNAM     Seeks to provide a       Balanced       Invests mainly in a combination of bonds and
  FUND OF BOSTON (IB SHARES)      balanced                              U.S. value stocks, with a greater focus on
                                  investment                            value stocks. The Putnam VT The George Putnam
                                  composed of a                         Fund of Boston is advised by Putnam
                                  well-diversified                      Investment Management, LLC.
                                  portfolio of
                                  stocks and bonds
                                  that produce both
                                  capital growth
                                  and current
                                  income.

BLACKROCK LOW DURATION BOND     The fund seeks to          Bond         The fund invests primarily in investment
  PORTFOLIO (SERVICE CLASS)       realize a rate of                     grade bonds and maintains an average
                                  return that                           portfolio duration that is within +/-20% of
                                  exceeds the total                     the duration of the benchmark. The BlackRock
                                  return of the                         Low Duration Bond Portfolio is advised by
                                  Merrill Lynch 1-3                     BlackRock Advisors, Inc.
                                  Year Treasury
                                  Index (the
                                  benchmark).

BLACKROCK LIQUIDITY TEMP FUND   The fund seeks as          Bond         The portfolio invests in first-tier only
  (SERVICE CLASS)                 high a level of                       securities, which primarily includes:
                                  current income as                     domestic commercial paper, securities issued
                                  is consistent                         or guaranteed by the U.S. government or its
                                  with liquidity                        agencies, U.S. and Yankee bank obligations,
                                  and stability of                      fully collateralized repurchase agreements,
                                  principal.                            variable and floating rate demand notes. The
                                                                        BlackRock Liquidity Temp Fund is advised by
                                                                        BlackRock Institutional Management Corp.

BLACKROCK CORE BOND TOTAL       The fund seeks to          Bond         The fund normally invests at least 80% of its
  RETURN PORTFOLIO (SERVICE       realize a total                       assets in bonds and maintains an average
  CLASS)                          return that                           portfolio duration that is within +/-20% of
                                  exceeds that of                       the duration of the benchmark. The BlackRock
                                  the Lehman                            Core Bond Total Return Portfolio is advised
                                  Brothers U.S.                         by BlackRock Advisors, Inc.
                                  Aggregate Index
                                  (the benchmark).

     The Underlying Funds may sell shares to separate accounts established by other insurance companies to support variable annuity contracts, variable life insurance contracts, or qualified retirement plans, or to certain pension and retirement plans qualifying under Section 401 of the IRC. It is possible that, in the future, material conflicts could arise as a result of such "mixed and shared" investing.

     The investment objectives and policies of certain Underlying Funds are similar to the investment objectives and policies of other mutual funds that may be managed by the same investment adviser or manager. The investment results of the Underlying Funds may differ from the results of these other mutual funds. There can be no guarantee, and no representation is made, that the investment results of any of the Underlying Funds will be comparable to the investment results of any other mutual fund, even if the other mutual fund has the same investment adviser or manager.

     CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE UNDERLYING FUNDS -- An investment adviser or a sub-adviser of an Underlying Fund (or its affiliates) may compensate Us and/or certain affiliates for administrative or other services provided with respect to the Underlying Funds. The amount of the compensation generally is based on a percentage of assets of the Underlying Fund attributable to the Group Contract and certain other variable insurance products that We issue. These percentages differ and some advisers or sub-advisers (or their affiliates) may pay Us more than others. These percentages currently range up to 0.50%.

     SELECTION OF FUNDS -- In consultation with the Board of Education of the City of Chicago ("Plan Sponsor"), We select the Underlying Funds offered through the Group Contract based on several criteria, including asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor We consider during the selection process is whether the Underlying Fund's adviser or sub-adviser or an affiliate will compensate Us or Our affiliates for providing certain administrative and other services, as described above. We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability for new Net Purchase Payments and/or transfers of account value if We determine, in consultation with the Plan Sponsor, that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Participants. We do not provide investment advice and do not recommend or endorse any particular Underlying Fund.

     ADDITION, DELETION, OR SUBSTITUTION OF FUNDS -- We do not guarantee that each Underlying Fund will always be available for investment through the Group Contract. We reserve the right, subject to compliance with applicable law and concurrence of the Plan Sponsor, to add new underlying funds or classes of underlying funds, to close existing Underlying Funds or classes of Underlying Funds, or to substitute shares of a different underlying fund for Underlying Fund shares that are held by a Subaccount. New or substitute underlying funds may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will not add, delete or substitute any shares attributable to Your interest in a Subaccount without the concurrence of the Plan Sponsor, and without notice to You and the prior approval of the SEC and any state governmental agency, to the extent required by the 1940 Act or other applicable law.

     With the concurrence of the Plan Sponsor, We also may establish or add new Subaccounts, remove existing Subaccounts, or combine Subaccounts. We also reserve the right to deregister the Separate Account, or to operate the Separate Account in another form permitted by law.

     VOTING RIGHTS -- We are the legal owner of the Underlying Fund shares held in the Separate Account and have the right to vote on all matters submitted to Underlying Fund shareholders. Nevertheless, unless otherwise restricted by the retirement plan under which the Group Contract is issued, each Participant has the right to instruct HMLIC with respect to voting his or her interest in the shares of the Underlying Funds held by the Separate Account at all shareholder meetings.

     Before a vote of Underlying Fund shareholders, Participants will receive various materials, such as proxy materials and voting instruction forms, that relate to voting Underlying Fund shares. The number of votes that may be cast by a Participant is based on the number of units owned as of the record date of the shareholder meeting.

     We will vote all of the shares We own, including those for which We have received no instructions and those attributable to investment by HMLIC, in proportion to the vote by Participants who have Separate Account units, as long as such action is required by law. Therefore, the outcome of the vote could be decided by a few Participants who provide timely voting instructions. Should federal securities laws, regulations, or interpretations change, We may elect to vote Underlying Fund shares in Our own right. If required by state insurance officials, or if permitted under federal regulation, We may disregard certain Participant voting instructions under certain circumstances.

THE CERTIFICATES

PARTICIPANTS' RIGHTS

     The Group Contract (and the Certificates thereunder) may be issued under a retirement plan on a qualified basis as defined in the IRC. Qualified Contracts are subject to certain tax restrictions. See "Tax Consequences."

     To participate in a Qualified Plan, a Participant may be required to forego certain rights granted by the Group Contract (and the Certificates thereunder) and should refer to the provisions of his or her Certificate, the provisions of the plan or trust instrument, and/or applicable provisions of the IRC.

     Unless otherwise provided by law, and subject to the terms of any governing plan or trust, the Participant may exercise all privileges of ownership, as defined in the Certificate, without the consent of any other person.

PURCHASING A CERTIFICATE

     To purchase a Certificate issued under the Group Contract offered by this Prospectus, You must complete an enrollment form bearing all requested signatures and a properly endorsed suitability questionnaire unless one is already on file, and sign any required acknowledgment forms.

     Enrollment forms are to be sent to PEB Financial Services. We will issue Your Certificate upon receipt of Your properly completed enrollment form at Our Home Office. Any initial Net Purchase Payment received with a complete enrollment form will be credited within two business days of receipt. We deem receipt to occur on a Valuation Date if We receive Your properly completed enrollment form at Our Home Office before 3:00 p.m. Central Time. If We receive Your properly completed enrollment form at Our Home Office after 3:00 p.m. Central Time, We deem receipt to occur on the following Valuation Date. If an incomplete enrollment form is received, PEB Financial Services and/or HMLIC will promptly request additional information needed to process the enrollment. Any initial purchase payment received will be held in a suspense account, without interest, for a period not exceeding five business days. If the necessary information is not received within these five business days, PEB Financial Services will return the initial purchase payment unless otherwise directed by the applicant.

     For a 403(b) Contract, the applicant must sign an acknowledgment of the IRC restrictions on withdrawals applicable to such Contracts. For a 457(b) Contract, the employer will purchase the Certificate on behalf of the employee. The employee will be required to complete an enrollment form and a suitability form. The employee also must acknowledge receipt of the 457(b) disclosure form.

     Although We do not anticipate delays in Our receipt and processing of enrollment forms or purchase payments, We may experience such delays to the extent registered representatives from PEB Financial Services fail to forward enrollment forms and Net Purchase Payments to Our Home Office on a timely basis.

RIGHT TO CANCEL

     Subject to state insurance laws, You have the right to cancel Your Certificate for any reason within 30 days after You receive the Certificate. To cancel a Certificate, You must provide written notice of cancellation and return the Certificate to Us at Our Home Office, or to the registered representative who sold it to You, within this "free look period." HMLIC will refund the Variable Account Value and all contributions made to the fixed account. Upon return of the Certificate, it will be deemed void.

PURCHASE PAYMENTS

     AMOUNT AND FREQUENCY OF PURCHASE PAYMENTS -- Net Purchase Payments will be applied at the applicable Accumulation Unit Value next determined following receipt in good form. The minimum purchase payment for Your product is $10. The IRC limits the amounts that may be contributed to Qualified Plans. See "Tax Consequences -- Contributions." Any Net Purchase Payment received and considered to be in good form will be credited on the next Valuation Date following receipt. We deem receipt to occur on a Valuation Date if We receive the Net Purchase Payment at Our Home Office before 3:00 p.m. Central Time. If We receive the Net Purchase Payment at Our Home Office after 3:00 p.m. Central Time, We deem receipt to occur on the following Valuation Date.

     ALLOCATION OF PURCHASE PAYMENTS -- All or part of the Net Purchase Payments made may be allocated to one or more Subaccounts. The minimum purchase payment amount allocated to any Subaccount in any given Certificate Year must equal or exceed $100. A request to change the allocation of Net Purchase Payments can be made by written notice submitted to HMLIC, and will be effective on the first Valuation Date following receipt of the request by Our Home Office.

     ACCUMULATION UNITS AND ACCUMULATION UNIT VALUE -- Net Purchase Payments allocated to the Separate Account are credited on the basis of Accumulation Unit Value. The number of Accumulation Units purchased by Net Purchase Payments is determined by dividing the dollar amount credited to each Subaccount by the applicable Accumulation Unit Value next determined following receipt of the payment at our Home Office. The value of an Accumulation Unit is affected by the investment experience of the Underlying Fund, expenses, and the deduction of certain charges.

     Accumulation Units are valued on each Valuation Date. If We receive Your premium payment before 3:00 p.m. Central Time (or before the close of the New York Stock Exchange, if earlier), We will process the order using the applicable Subaccount Accumulation Unit Value determined at the close of that Valuation Day. If We receive Your premium payment at or after 3:00 p.m. Central Time (or at or after the close of the New York Stock Exchange, if earlier), We will process the order using the applicable Subaccount Accumulation Unit Value determined at the close of the next Valuation Date.

     Accumulation Units are valued on each Valuation Date. The Accumulation Unit Value of a Subaccount for any Valuation Period is equal to:

     - the net asset value of the corresponding Underlying Fund attributable to the Accumulation Units at the end of the Valuation Period;
     - plus the amount of any income or capital gain distributions made by the Underlying Fund during the Valuation Period;
     - minus the dollar amount of the mortality and expense risk charge We deduct for each day in the Valuation Period;
     - divided by the total number of Accumulation Units outstanding at the end of the Valuation Period.

TRANSACTIONS

     TRANSFERS -- Subject to certain restrictions, You may transfer amounts from one Subaccount to another, and to and from the fixed account of the Group Contract, before the Annuity Date. You may transfer account value from one existing investment option into as many as 10 other investment options. The minimum amount that can be transferred is $100 or the entire dollar value of the Subaccount(s), whichever is less.

     Transfers from the fixed account are restricted to 20% of the value in the fixed account. Additional transfers of another 20% may be completed, but only after 365 days have elapsed since the last transfer. Please read Your Certificate for more information.

     A Participant may elect to transfer funds between Subaccounts and the fixed account by submitting a written request to HMLIC at P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a facsimile transmission request to (217) 527-2307, by calling (800) 999-1030 (toll-free), or by accessing the HMLIC website at www.horacemann.com and looking in the "Account Access" section.

     CAUTION: Telephone and computer systems may not always be available. Any telephone or computer systems, whether Yours, Your service provider's, Your agent's, or Our's, can experience outages or slowdowns for a variety of reasons. These outages may delay or prevent Our processing of Your transaction request. If You experience technical difficulties or problems, You should make Your transaction request in writing to Our Home Office. You also should protect Your PIN, because self-service options will be available to anyone who provides Your PIN. We will not be able to verify that the person providing electronic transfer instructions via automated telephone or online systems and providing validating information is You or is authorized by You.

     Depending on the means used to request a transfer, the request must: (1) be signed by the Participant, or for telephone and HMLIC website transactions, be made by the Participant, (2) include the name of the Participant and the Certificate number, and (3) specifically state the dollar amount, a whole percentage, or the number of Accumulation Units to be transferred. The request also must specify the Subaccounts from which and to which the transfer is to be made. Transfers are effective on the first Valuation Date following receipt of the request by HMLIC's Home Office, unless a future date is requested. See "Other Information -- Forms Availability."

     DOLLAR COST AVERAGING -- Dollar cost averaging is a systematic method of investing in which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities is averaged over time and possibly over various market cycles. Dollar cost averaging transfers are completed by periodically transferring equal amounts of money. You may preschedule a series of transfers between Variable investment options, or between the fixed account and Variable investment options, to take advantage of dollar cost averaging. You may select from a 3-month, 6-month or 12-month period to complete the dollar cost averaging program. You may transfer value from one existing Variable investment option or the fixed account into as many as 10 other investment options (including both Variable investment options and the fixed account). You may request dollar cost averaging by the same means as described above for transfers. This option is only available before the Annuity Date.

     The transfers will begin on the first Valuation Date following receipt of the request in HMLIC's Home Office, and will continue on this day each period until the program is completed. If the original request is received on the 29th, 30th or 31st of the month, all subsequent transfers will be processed as of the 28th of the month. If You should decide to cancel an existing dollar cost averaging program, You must notify HMLIC's Home Office either in writing, by calling (800) 999-1030 (toll-free), by facsimile transmission to (217) 527-2307, or by accessing the HMLIC website at www.horacemann.com and looking in the "Account Access" section.

     Because the Variable Account Value from which the transfers occur may decrease over time, the dollar cost averaging program may conclude earlier than scheduled. In addition, the last dollar cost averaging transfer may be for less than all prior transfers. Finally, the Variable Account Value in a Subaccount may increase and result in a balance remaining at the end of the period selected.

     All requests must identify the Participant's name and Certificate number, specify the amounts and which of the fixed account and/or the Variable investment options is/are to be utilized, and include proper authorization
 -- such as a signature on a form or validating information --if using the telephone or the HMLIC website.

     REBALANCING -- Rebalancing is the periodic adjusting of investment option balances to maintain a pre-established asset allocation strategy. You may request a rebalancing of Your portfolio either once or on a periodic basis. This option is only available before the Annuity Date.

     For periodic rebalancing requests, You may select from a quarterly, semiannual or annual period. Rebalancing is continuous for the period(s) selected unless changed or discontinued by the Participant. You may rebalance Your Total Accumulation Value into as many as 10 investment options. You may request rebalancing by the same means as described above for transfers.

     Rebalancing will begin on the first Valuation Date following receipt of Your written request in HMLIC's Home Office. For periodic rebalancing requests, subsequent rebalancing of Your portfolio will continue to occur on the same calendar day of each scheduled month. If the original request is received on the 29th, 30th or 31st of the month, all subsequent rebalancing of Your portfolio will be processed as of the 28th of the month. If You should decide to cancel an existing rebalancing program, You must notify HMLIC's Home Office either in writing, by calling (800) 999-1030 (toll-free), by facsimile transmission to
(217) 527-2307, or by accessing the HMLIC website at www.horacemann.com and looking in the "Account Access" section.

     All requests must (1) identify the Participant's name and Certificate number, (2) specify the amounts and the investment options to be utilized, if applicable, and (3) include proper authorization -- such as a signature on a form or validating information --if using the telephone or the HMLIC website.

     CHANGES TO PURCHASE PAYMENT ALLOCATIONS -- A Participant may elect to change the allocation of future Net Purchase Payments at any time by mailing a written request to HMLIC at P.O. Box 4657, Springfield, Illinois 62708-4657, by calling (800) 999-1030 (toll-free), by facsimile transmission to (217) 527-2307, or by accessing the HMLIC website at www.horacemann.com and looking in the "Account Access" section. Depending on the means used to request a change, the request must (1) be signed by the Participant, or for telephone and HMLIC website transactions, be made by the Participant, (2) include the Participant's name and Certificate number, and (3) specify the new allocation percentage for the fixed account and/or for each Subaccount (in whole percentages). The percentages must total 100% and each request must be stated in whole percentages. HMLIC reserves the right to restrict the minimum purchase payment amount allocated to any Subaccount in any given Certificate Year to $100. Changes in allocation instructions are effective on the first Valuation Date following receipt of the written request at HMLIC's Home Office. See "Other Information -- Forms Availability."

     MARKET TIMING -- The Group Contract (and the Certificates thereunder) and the Subaccounts are not designed for "market timing" through frequent transfers or transfers that are large in relation to the total assets of the Underlying Fund. HMLIC discourages and does not accommodate frequent transfers among the Subaccounts or between the Subaccounts and the fixed account. Trading strategies that seek to benefit from short-term price fluctuations or price irregularities cause disruption to the Underlying Funds' investment strategies, with potential resulting harm to performance and increased trading costs or Underlying Fund expenses, and are thereby potentially harmful to Underlying Fund shareholders, generally, and to Participants and their account performance, more specifically.

     If HMLIC determines, in its sole discretion, that Your transfer patterns among the Subaccounts reflect a market timing strategy, it will take action to protect the other investors and/or terminate Your Certificate. In making these determinations, We may consider the combined transfer activity of Certificates that We believe are under common ownership, control or direction. When considering whether to take action, HMLIC does not include transfers made pursuant to the dollar cost averaging method or rebalancing.


     HMLIC applies its market timing policies and procedures uniformly to all owners of Certificates under a particular Group Contract. Such action will include requiring future transfer requests under a Certificate to be submitted with an original signature via U.S. Mail for a period of time or for the duration of the Certificate. If this restriction is imposed, We will reverse within one business day any transaction inadvertently processed that is not in compliance with the restriction. You will receive written confirmation of any such reversal. If HMLIC determines that You are engaging in a pattern of transfers that reflects a market timing strategy or is potentially harmful to other Certificate owners, it will notify You in writing of any restrictions.


     The detection and deterrence of market timing involves judgments that are inherently subjective. Our ability to detect such activity may be limited by operational and technological systems, as well as Our ability to predict strategies employed by others to avoid detection. Our ability to restrict transfers may also be limited by the provisions of the Group Contract (and the Certificates thereunder). Accordingly, there is no assurance that We will deter all market timing activity. Therefore, Participants may be subject to the risks described above.

     The Underlying Funds may have their own policies and procedures with respect to frequent purchases and redemptions of their shares, which are described in the Underlying Fund prospectuses. Such policies and procedures may be more or less restrictive than HMLIC's policies and procedures. As a result, We may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds. However, We reserve the right to defer or restrict transfers at any time that We are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions as a result of the frequent trading policies and procedures of the Underlying Funds.


     HMLIC also reserves the right to administer redemption fees imposed by one or more of the Underlying Funds. These fees will be assessed against the redeeming Participant. The prospectuses of the Underlying Funds include more details on the ability of the Underlying Funds to refuse or restrict purchases or redemptions of their shares. Participants should be aware that We expect to be contractually obligated by the Underlying Funds to prohibit transfers by Participants who are identified by an Underlying Fund as market timers, and to provide Participant transaction data to the Underlying Funds.


     SURRENDER OR WITHDRAWAL BEFORE COMMENCEMENT OF ANNUITY PERIOD -- Values may not be withdrawn from a 403(b) contract or a 457(b) contract except under certain circumstances. (See "Tax Consequences.") However, if not restricted by the IRC or applicable retirement plan under which the Group Contract and the Certificates thereunder are issued, a Participant may surrender a Certificate in whole or withdraw part of the account value for cash before Annuity Payments begin.

     The surrender or partial withdrawal value (rollover, exchange, etc.) is determined on the basis of the Accumulation Unit Value next computed following the receipt of a valid request for surrender or partial withdrawal in HMLIC's Home Office. A surrender or partial withdrawal may result in adverse federal income tax consequences to the Participant. These consequences include current taxation of payments received, and may include penalties resulting from premature distribution. (See "Tax Consequences.")

     A Participant eligible to surrender or request a partial withdrawal may elect to do so by submitting a signed, written request to HMLIC's Home Office at P.O. Box 4657, Springfield, Illinois 62708-4657. A partial withdrawal or surrender request must be in a form acceptable to HMLIC. Facsimile transmissions of the request will be accepted only if the proceeds are sent to the Participant and the request is sent to (217) 527-2307. (See "Tax Consequences" and "Other Information -- Forms Availability.")

     Partial withdrawals and surrenders will be processed either (1) on a date You specify in a request, provided the specified date occurs on or after receipt of the request at Our Home Office, or (2) on the first Valuation Date following receipt of a valid request at Our Home Office.

     For Your protection, We will send a confirmation letter on all address changes. If You have requested an address change within 15 days before Your surrender or withdrawal request, We will hold Your request until We have acquired confirmation of the correct address. Upon receipt of Your confirmation of the address, We will consider the surrender or withdrawal request to be received in good form.

     If You request a partial withdrawal from Your tax-deferred annuity contract using the hardship withdrawal regulations of the IRC, there may be a suspension of contributions to all other retirement plans of Your employer for six months (or such period of time as is provided in Your retirement plan document). You should consult with Your retirement plan administrator for further guidance before making a hardship withdrawal.

     LOANS -- Loans are available under Your Certificate before the date Annuity Payments begin, and at least 12 months after the loan endorsement has been in force in connection with Your Certificate. Your loan request must be in writing to Our Home Office. We will permit one loan in any continuous 12-month period, and will permit only one outstanding loan at any time. In no event will We permit a loan term to extend beyond an Annuitant's 70th birthday.

     When a loan is made, fixed account funds equaling the amount of the loan will be transferred from the fixed account to a loan reserve account. The minimum loan amount is $1,000. The maximum loan amount is $50,000, and cannot exceed half of Your fixed account value . The initial interest rate established for Your loan will be the Adjustable Interest Rate for the calendar quarter in which the loan is effective. The interest rate on Your loan may change annually at Your annual loan anniversary date. The Adjustable Interest Rate is an interest rate established by HMLIC each calendar quarter and will apply for 12 months to new loans made in that quarter and to outstanding loans with loan anniversaries that occur in that quarter. The Adjustable Interest Rate will not exceed the published monthly average from Moody's Corporate Bond Yield Average, rounded to the lowest 1/2% for the calendar month ending two months before the first day of the calendar quarter. There will be no interest rate change for Your next loan year if the Adjustable Interest Rate for the calendar quarter of Your annual loan anniversary is within 1/2% of Your current loan interest rate. If the Adjustable Interest Rate established for the calendar quarter of Your annual loan anniversary is 1/2% or more lower than Your current loan interest rate, Your loan interest rate will be reduced to the lower rate for Your next loan year. If the Adjustable Interest Rate established for the calendar quarter of Your annual loan anniversary is 1/2% or more higher than Your current loan interest rate, Your loan interest rate may be increased to the higher rate for Your next loan year. HMLIC will send You a written notice of any change in the loan interest rate at least 31 days before the annual loan anniversary. We currently charge a Participant 5.0% interest per year on a loan. Amounts in a loan reserve account will earn interest at an annual rate of at least 3%. The amount of the loan, plus interest, will be amortized and repaid no less frequently than quarterly, with equal installment payments due on the last day of each quarter. Generally, You must repay a loan within 5 years.

     While there is an outstanding loan balance, the amount of the loan reserve account may receive a lesser interest rate than other funds in the Group Contract. In addition, if the loan has not been repaid upon selection of an Annuity Payment option or upon an Annuitant's death, the annuity value or the death benefit will be reduced by the then current loan amount. If You surrender Your Certificate before repaying a loan, Your account value will be reduced by the loan balance, plus any accumulated loan interest, minus any income tax required to be withheld.

     PAYMENTS WE MAKE -- HMLIC ordinarily completes a transaction within seven calendar days after receipt of a proper request to transfer, surrender, partially withdraw, or commence Annuity Payments. The value of Your account is determined as of the Valuation Date on which a valid transaction request is received. However, determination of account value and processing the transaction may be deferred for (1) any period during which the NYSE is closed for other than customary weekend or holiday closings or during which trading is restricted by the SEC, (2) any period when the SEC determines that an emergency exists that makes it not reasonably practicable to sell securities or to fairly determine Accumulation Unit Values or Annuity Unit values, or (3) any other period designated by the SEC to protect persons with interests in the Separate Account.

     We reserve the right to defer payment of amounts from the fixed account for up to six months after receipt of Your written request, but only after We have made a written request and received written approval of the insurance department of the state in which the Group Contract was delivered. We will pay interest on any payment deferred for 30 days or more at the applicable interest rate.

     If You have submitted a check or draft to Our Home Office, We may defer payment of surrenders, withdrawals, death benefit proceeds, or payments under a settlement option until the check or draft has been honored.

     If mandated under applicable law, We may be required to reject a premium payment and/or block a Participant's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans (if applicable), or death benefits until instructions are received from the appropriate regulators. We also may be required to provide additional information about a Participant or a Participant's account to governmental regulators.

     CONFIRMATIONS -- HMLIC mails written confirmations of purchase payments to Participants on a quarterly basis within five business days following the end of each calendar quarter. Written confirmations of transfers, changes in allocations, partial withdrawals and surrenders are mailed to Participants within seven calendar days of the date the transaction occurred.

     If a Participant believes that the confirmation statement contains an error, the Participant should notify HMLIC as soon as possible after receipt of the confirmation statement. Notice may be provided by writing to HMLIC, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a facsimile transmission to
(217) 527-2307, or by telephoning (217) 789-2500 or (800) 999-1030 (toll-free).

DEDUCTIONS AND EXPENSES

     We assess certain charges and make certain deductions under the Group Contract and the Certificates thereunder. These charges and deductions compensate Us for: services and benefits We provide, costs and expenses We incur, and risks We assume.

SERVICES AND BENEFITS WE PROVIDE:

     - the death benefit, and cash benefits under the Group Contract and the Certificates thereunder
     -  Investment Options, including Net Purchase Payment allocations
     -  administration of elective options
     -  the distribution of reports to Participants and the Plan Sponsor
     -  Annuity Payment options

COSTS AND EXPENSES WE INCUR:

     - costs associated with processing enrollment forms and with issuing and administering the Group Contract and the Certificates thereunder

     - overhead and other expenses for providing services and benefits, sales and marketing expenses, including compensation paid in connection with the sale of Certificates. Sales commissions typically range from 1% to 3% of purchase payments received.

     - other costs of doing business, such as collecting purchase payments, maintaining records, effecting transactions, and paying federal, state and local premium and other taxes, and fees

RISKS WE ASSUME:

     - that the costs of providing the services and benefits under the Group Contract and the Certificates thereunder exceed the charges We deduct.

     MORTALITY AND EXPENSE RISK FEE -- For assuming mortality and expense risks, HMLIC applies an asset-based charge to the Variable Account Value. The mortality and expense risk fee is assessed at an annual rate of 0.80% of the daily net assets of the Variable Account Value (0.45% for mortality risk, and 0.35% for expense risk). However, HMLIC reserves the right to change the fee (subject to the 0.80% ceiling) in the future. The fee is computed on a daily basis.

     If this charge, combined with any other charges under the Group Contract and the Certificates thereunder, does not cover Our total costs for services rendered and expenses incurred, We absorb the loss. Conversely, if the fees and charges more than cover Our actual costs, the excess is added to Our surplus. We expect to profit from this charge.

     LOAN INTEREST SPREAD -- We charge You an effective annual interest rate of 5.0% on a loan. We also credit the amount in the loan reserve account with an effective guaranteed annual interest rate no less than 3.0%.

     OPERATING EXPENSES OF THE UNDERLYING FUNDS -- There are deductions from and expenses paid out of the assets of the Underlying Funds that are described in each Underlying Fund's prospectus.

DEATH BENEFIT PROCEEDS

     If a Participant dies before the Annuity Date and has not surrendered his/her Certificate, the death benefit will be paid to the beneficiary designated by the Participant. The death benefit is determined for each beneficiary as of the date proof of death is received by HMLIC from such beneficiary. Proof of death includes a certified death certificate and a completed claimant's statement and any additional forms, documentation, and written payment instructions necessary to process a death benefit claim, in a form satisfactory to us.

     Upon receipt of such proof of death, the beneficiary will receive the greater of:

     - the total value of the Participant's account, less any applicable premium tax; or
     - the sum of all contributions under a Participant's account, less any applicable premium tax, any outstanding loan balance, and any withdrawals.

     All or part of the death benefit proceeds may be paid to the beneficiary under one of the Annuity Payment options described under "Annuity Payment Options." If the form of Annuity Payment selected requires that payment be made by HMLIC after the death of the beneficiary, payments will be made to a payee designated by the beneficiary or, if no subsequent payee has been designated, to the beneficiary's estate. Any part of a Participant's interest payable to a minor child will be paid to the child's legal guardian for the benefit of the child.

ANNUITY PAYMENTS

     Qualified Plans often place certain limitations upon election of an Annuity Date. Generally, distributions under Qualified Plans must begin by April 1 following the calendar year in which the Participant reaches age 70 1/2 or retires. (See "Taxation of Contract Benefits.")

     The Group Contract and the Certificates thereunder provide for fixed or Variable Annuity Payment options, or a combination of both. A Participant may elect to have Annuity Payments made under any one or more of the options described below, or in any other payment options that HMLIC may make available in response to a Participant's request. To begin receiving Annuity Payments, You must submit a properly completed request form to Our Home Office. If We do not receive Your written election of an Annuity Payment option at Our Home Office at least 30 days before the anticipated Annuity Date, the Annuity Payment option will be the life annuity with payments guaranteed for 10 years, which is payable on a Variable basis for any account value in a Subaccount.

     We will process the request so that the Annuity Payments begin as prescribed in Your Certificate. We may issue a supplemental annuity contract for each Annuity Payment option chosen. If You elect a fixed payment option, We will transfer Your Variable Account Value to the fixed account on the date We receive Your request in Our Home Office; if You elect a Variable payment option, We will transfer Your Fixed Account Value to Your Variable Account on the date We receive Your request at Our Home Office. Your Net Purchase Payment allocation(s) will be changed to the fixed account or the Variable Account, depending on the type of payment option elected. Generally, at the time an Annuity Payment option is selected, a Participant must elect whether to withhold for federal and state income taxes. (See "Other Information -- Forms Availability" and "Tax Consequences.")

     In general, the longer Annuity Payments are guaranteed, the lower the amount of each payment. Fixed Annuity Payments remain level throughout the payout period, except in the case of certain joint and survivor Annuity Payment options, and are paid in monthly, quarterly, semiannual, or annual installments ("payment periods"). Variable Annuity Payments will vary in amount and are paid only on a monthly basis. If the annuitized value to be applied under any one fixed or Variable Annuity Payment option is less than $2,000, or if, at the Annuity Date, the option chosen would provide Annuity Payments of less than $20 per month, then We will pay the Participant's account value to the payee in a lump sum.

ANNUITY PAYMENT OPTIONS

     On the Annuity Date, the Participant has certain rights to acquire Variable and/or fixed annuity payout options. The following Annuity Payment options are available on a Variable basis unless otherwise stated. See Your Certificate for details regarding fixed Annuity Payments.

     LIFE ANNUITY WITH OR WITHOUT PERIOD CERTAIN -- The life option guarantees Annuity Payments for the lifetime of the Annuitant. We will pay an income (on a fixed or Variable basis, as elected by the Participant) based on the attained age of the Annuitant for the period certain elected; thereafter We will pay income for the remaining lifetime of the Annuitant. If no period certain is requested, We will pay an income (on a fixed or Variable basis, as elected by the Participant) during the lifetime of the Annuitant.

     If a certain period is selected (5, 10, 15 or 20 years) and the Annuitant dies before the end of the period, Annuity Payments are guaranteed to the beneficiary until the end of the period selected. If no beneficiary is living at the time of the Annuitant's death, the present value, if any, of the remaining certain period payments will be paid in a single sum to the estate of the Annuitant. Under the life without period certain option, it is possible that only one Annuity Payment may be made if the Annuitant's death occurred before the due date of the second Annuity Payment.

     This option usually provides the largest Annuity Payments. The Annuitant cannot make unscheduled withdrawals or change to another option after the first Annuity Payment has been made.

     JOINT AND SURVIVOR LIFE ANNUITY -- This life only option provides lifetime Annuity Payments during the lifetimes of two Annuitants. The income (payable on a fixed or Variable basis, as elected by the Participant) will be based on the ages of the two Annuitants. After one Annuitant dies, the Annuity Payments will continue during the lifetime of the survivor based on the survivor percentage elected (100%, 50%, etc.). The Annuity Payments cease after the last payment paid before the survivor's death. It is possible for only one payment to be made under this option if both Annuitants die before the due date of the second payment. The Annuitants cannot make unscheduled withdrawals or change to another income option after the first Annuity Payment has been made.

     INCOME FOR FIXED PERIOD -- This option provides Annuity Payments for a fixed period not less than one year nor exceeding 30 years; however, payments may not extend beyond the life expectancy of the Annuitant as defined by the IRC. Upon the Annuitant's death, the beneficiary will be paid the remaining Annuity Payments due, if any. If no beneficiary is living at the time of the Annuitant's death, the present value, if any, of the remaining Annuity Payments will be paid in a lump sum to the estate of the Annuitant. The Annuitant has the right to change to another income option or make unscheduled withdrawals (subject to any applicable surrender penalties) from the remaining present value. Any change or withdrawal a Participant makes may affect any subsequent Annuity Payments, and may have tax consequences. This option is available on a fixed payment basis only.

     INCOME FOR FIXED AMOUNT -- This option provides payments of a fixed amount until the account value, with interest, has been paid; payments may not extend beyond the life expectancy of the Annuitant, as defined by the IRC. Upon the Annuitant's death, the beneficiary will be paid the remaining Annuity Payments due, if any. If no beneficiary is living at the time of the Annuitant's death, the present value, if any, of the remaining Annuity Payments will be paid in a lump sum to the estate of the Annuitant. The Annuitant has the right to change to another income option or make unscheduled withdrawals (subject to any applicable surrender penalties), from the remaining present value, subject to IRC requirements. This option is available on a fixed payment basis only.

     INTEREST ANNUITY PAYMENTS -- This option provides Annuity Payments based on interest earned from the proceeds of Your Certificate, at a rate determined by HMLIC, but never less than the annual guaranteed interest rate set forth in Your Certificate. Interest will be credited at the end of each payment period. Once the Annuitant reaches age 70 1/2, interest Annuity Payments may continue, however, the total annual distribution must meet the minimum mandatory distribution requirements of the IRC. The Annuitant may elect another Annuity Payment option at the end of any payment period. Subject to IRC requirements, the Annuitant may withdraw the account value in whole or in part upon written request, subject to any applicable surrender penalties. The request must be made before the end of the period that the Annuitant agreed to receive Annuity Payments. (See "Tax Consequences -- Required Minimum Distributions.") Distributions of both principal and interest must begin no later than the date specified by the IRC. This option is available on a fixed payment basis only.

     OTHER INCOME OPTIONS -- If the Annuitant does not wish to elect one or more Annuity Payment options, the Annuitant may (1) receive the proceeds in a lump sum, (2) leave the Certificate with HMLIC and receive the value under the minimum required distribution requirements of IRC Section 401(a)(9), see "Tax Consequences -- Required Minimum Distributions," or (3) elect any other option that HMLIC makes available.

AMOUNT OF FIXED AND VARIABLE ANNUITY PAYMENTS

     In general, the dollar amount of Annuity Payments under a Certificate depends on account value. Your account value equals Your Fixed Account Value plus Your Variable Account Value. The value of each Subaccount is determined by multiplying the number of Accumulation Units credited to each Subaccount in which You invest under the Certificate by its respective Accumulation Unit Value. Your account value may be more or less than the amount of Net Purchase Payments allocated to Your Certificate.

     FIXED ANNUITY PAYMENTS -- The amount of each payment under a fixed Annuity Payment option is determined from the annuity income option tables in Your Certificate. These tables show the monthly payment for each $1,000 of account value allocated to provide a fixed Annuity Payment. These payments will not change as a result of investment, mortality or expense experience. Higher Annuity Payments may be made at the sole discretion of HMLIC.

     VARIABLE ANNUITY PAYMENTS -- The account value applied to purchase Variable Annuity Payments will be allocated to the Subaccount(s) a Participant instructs. Not all Subaccounts may be available for Annuity Payments. The dollar amount of Your Variable Annuity Payments will depend on: (1) the amount that is used to purchase Variable Annuity Payments on the Annuity Date, less any deductions We may make for premium taxes; (2) the assumed interest rate for the Group Contract (and the Certificates thereunder); and (3) the performance of the Subaccounts You have selected.

     The amount of the first monthly Variable Annuity Payment is determined from the annuity income option tables in Your Certificate. The tables show the amount of the Annuity Payment for each $1,000 of account value allocated to provide Annuity Payments. The annuity income option tables vary with the form of Annuity Payment option selected and adjusted age of the Annuitant(s).

     The first monthly Variable Annuity Payment is used to calculate the number of Annuity Units for each subsequent monthly Annuity Payment. The number of Annuity Units remains constant over the payment period except when a joint and survivor option other than the 100% option is chosen;in those cases upon the death of either Annuitant, the number of Annuity Units will be reduced to correspond to the survivor percentage elected.

     The amount of each monthly Annuity Payment following the first Variable Annuity Payment may vary from month to month. Annuity Payments are determined each month by multiplying the Annuity Units by the applicable Annuity Unit Value on the date of payment.

     ASSUMED INTEREST RATE -- The assumed interest rate for the Certificates is 3%.

     ANNUITY UNIT VALUE -- The Annuity Unit Value for each Underlying Fund was established at $10.00 on March 1, 2005.
     - The current Annuity Unit Value is equal to the prior Annuity Unit Value on the Valuation Date when payments were last determined, multiplied by the applicable net investment factor. The net investment factor reflects the investment performance of the Subaccount during the current month, including the value of any dividends and distributions during the current month. This factor is computed by dividing (1) the net asset value of a share of the Underlying Fund on the current Valuation Date, plus any dividends or other distributions by (2) the net asset value of a share of the Underlying Fund on the Valuation Date of the preceding Valuation Period, and multiplying this result by the investment multiplier. The investment multiplier is one divided by the sum of one plus the assumed interest rate and the mortality and expense risk fee, adjusted to a monthly rate.
     - If the net investment factor equals one, then monthly payments from that Subaccount will remain level. If the net investment factor is greater than one, the monthly payments from that Subaccount will increase. Conversely, if the net investment factor is less than one, the payments from that Subaccount will decrease.

MISSTATEMENT OF AGE

     If the age of the Annuitant has been misstated, We will adjust the amount of any Annuity Payment to reflect the correct age. If the Annuity Payments were too large because of a misstatement of age, We will deduct the difference with interest, at an effective annual interest rate of 6%, from future payments until totally repaid. If the Annuity Payments were too small, We will add the difference with interest, at an effective annual interest rate of 6%, to the next payment.

MODIFICATION OF THE GROUP CONTRACT

     The Group Contract provides that it may be modified by agreement between the Plan Sponsor and HMLIC, or by HMLIC alone to maintain continued compliance with applicable state and federal laws. Participants will be notified of any modification. Only officers designated by HMLIC can modify the terms of the Group Contract.

TAX CONSEQUENCES

OTHER CONSIDERATIONS

     This discussion of the federal income tax consequences is only a brief summary and is not intended as tax advice. The rules governing the provisions of annuity contracts and Qualified Plans are extremely complex, often difficult to comprehend and may be changed at any time. The discussion does not address special rules, prior tax laws, or state tax laws. In addition, many of the provisions, including contribution limitations, enacted by the Economic Growth and Tax Relief Reconciliation Act of 2001 expire in 2011 unless extended or made permanent. A Participant or a prospective Participant considering purchase of an annuity contract under a Qualified Plan should first consult with a qualified and competent tax adviser before taking any action that could have tax consequences.

SEPARATE ACCOUNT

     The operations of the Separate Account form part of the operations of HMLIC. The IRC provides, however, that no federal income tax will be payable by HMLIC on the investment income and capital gains of the Separate Account if certain conditions are met. Provided the investments of the Underlying Funds continue to meet the diversification requirements of IRC Section 817(h), the Participant will not pay federal income tax on the investment income and capital gains under a Certificate until Annuity Payments begin or a surrender or withdrawal is made.

OWNER CONTROL

     In certain circumstances, because of their ability to exercise investment control over the assets of the separate account supporting their contracts, owners of variable annuity contracts have been considered to be the owners of those separate account assets for federal income tax purposes. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. Current taxation based on owner control generally does not apply to Qualified Plans.

TRANSFERS, ASSIGNMENTS, OR EXCHANGES OF A CERTIFICATE

     A transfer or assignment of ownership of a certificate under a group contract that is a Qualified Plan is generally prohibited, and the tax consequences of doing so are not discussed herein. The designation of an Annuitant, the selection of certain maturity dates, or the exchange of a Certificate may result in certain tax consequences to a Participant that also are not discussed herein. A Participant contemplating any such transfer, assignment, exchange or transaction should consult a tax advisor as to the tax consequences.

PARTICIPANTS

CONTRIBUTION LIMITATIONS AND GENERAL REQUIREMENTS APPLICABLE TO QUALIFIED PLANS

     The tax rules applicable to Participants in a Qualified Plan vary according to the type of plan and the terms and conditions of the specific plan. The information provided here regarding the tax consequences of Qualified Plans is intended to be only general in nature. You should consult with Your tax adviser for the application of these rules to Your specific facts before purchasing a Certificate as an investment vehicle for a Qualified Plan.

     Contributions under Qualified Plans may be excludable from income if made through a salary reduction agreement. Salary reduction contributions are subject to limitations imposed by the IRC. Any contributions allowed to be made by the employer other than through salary reduction agreements are generally subject to additional limitations and are not discussed here. Further, contributions and investment earnings credited to a Participant's account are generally not taxable until such amounts are distributed as defined by the IRC. Purchasing a Certificate as an investment vehicle for a Qualified Plan does not provide any tax advantage in addition to that already available through the Qualified Plan.

     SECTION 403(B) TAX-DEFERRED ANNUITY -- A Section 403(b) tax-deferred (or tax-sheltered) annuity contract is available for employees of public schools and certain organizations tax-exempt under Section 501(c)(3). Salary reduction contributions are limited to the lesser of $15,000 (in 2006) or 100% of compensation. Additional catch-up amounts, $5,000 in 2006, may be contributed if the Participant is age 50 or older. An additional special catch-up contribution is available to certain Participants who have 15 years of service with their current employer. Both the maximum salary reduction contribution and the additional catch-up amount if the Participant is age 50 or older are indexed for inflation after 2006. Employer contributions are allowed with additional limitations under the Qualified Plan rules. Contributions may be subject to FICA (Social Security) tax. Contributions and earnings are not included in the annuitant's income until distributed. Distributions from Section 403(b) annuities generally cannot be made until the annuitant attains age 59 1/2. However, exceptions to this rule include severance from employment, death, disability and hardship and, generally, the balance in the annuity contract as of December 31, 1988. Section 403(b) annuity contract accumulations may be eligible for a tax-free rollover to an eligible retirement plan or transfer to another Section 403(b) annuity contract. Section 403(b) annuities are subject to the required minimum distribution rules.

     SECTION 457(B) ELIGIBLE GOVERNMENTAL PLAN -- A Section 457(b) deferred compensation plan is available for employees of eligible state or local governments. Salary reduction amounts are limited to the lesser of $15,000 (in
2006) or 100% of includable compensation. Additional catch-up amounts may be contributed if the Participant is age 50 or older, $5,000 for 2006. Both the maximum salary reduction amount and the additional amount if the Participant is age 50 or older are indexed for inflation after 2006. A special catch-up contribution is allowed in the last three years of employment before attaining normal retirement age. Contributions and earnings generally are not included in an annuitant's income until distributed. Distributions are not generally allowed until the employee reaches age 70 1/2 except for severance from employment, or for an unforeseeable emergency. Section 457(b) annuity contract accumulations can be rolled over or transferred to other Section 457(b) eligible governmental plan contracts or to an eligible retirement plan. Section 457(b) annuity contracts are subject to the required minimum distribution rules.

     ROLLOVERS/TRANSFERS -- A rollover (or direct rollover) is a tax-free distribution (of cash or other assets) from one eligible retirement plan followed by a contribution to another eligible retirement plan. A trustee-to-trustee or issuer-to-issuer transfer is a tax-free transfer from one retirement plan to a similar retirement plan and does not involve a distribution. Transfers and distributions that are properly rolled over are not includable in income until they are ultimately paid out of the contract.

     Eligible rollover distributions under a Section 403(b) tax-deferred annuity or a governmental Section 457 plan can be rolled over to a traditional IRA, a
Section 401 plan, a Section 403(a) annuity, a Section 403(b) tax-deferred annuity or an eligible Section 457 governmental plan. (An eligible Section 457 plan must separately account for amounts rolled over from other non-Section 457 plans.) Amounts that are not eligible to be distributed may be transferred between tax-deferred annuities if the requirements of Revenue Ruling 90-24 are met. Transfers are permitted between governmental Section 457 plans if IRC requirements are met.

TAXATION OF CONTRACT BENEFITS

     Amounts contributed through salary reduction or employer contributions are not taxed at the time of contribution. Earnings are also generally not taxed as they accumulate within the annuity contract. Group Contract benefits generally will be taxable as ordinary income when received in accordance with Section 72 of the IRC.

     If not made within certain terms of the IRC, loans will be treated as distributions. Loans from Section 403(b) plans generally will not be treated as distributions if the terms require repayment within five years (except loans to acquire a home), the loans have substantially level payments over the term of the loan, the loans do not exceed $50,000, and the loans are evidenced by a legally enforceable agreement.

ADDITIONAL TAXES

     PREMATURE DISTRIBUTION TAX -- An additional tax (penalty tax) will apply to premature distributions from a qualified plan. A premature distribution is generally any distribution made before the Participant reaches age 59 1/2 . The penalty tax is 10% of the amount of the payment that is includable in income. The penalty tax does not apply to distributions from Section 457 plans. Depending on the type of qualified plan, certain payments may be exempt from the penalty tax, such as payments: (1) made after age 59 1/2; (2) made as the result of death or disability; (3) that are part of a series of substantially equal periodic payments over the life or life expectancy of the Participant or the joint lives or joint life expectancy of the Participant and beneficiary; (4) made after separation from service and attainment of age 55; (5) made for medical care; (6) made under a qualified domestic relations order (QDRO); and
(7) made to correct excess contributions or elective deferrals.

     REQUIRED MINIMUM DISTRIBUTION EXCISE TAX -- If the amount distributed from a Qualified Plan is less than the required minimum distribution for the year (discussed below), the Participant is generally subject to a non-deductible excise tax of 50% on the difference between the required minimum distribution and the amount actually distributed.

     REQUIRED MINIMUM DISTRIBUTIONS -- The Participant of a Qualified Plan is generally required to take certain required minimum distributions during the Participant's life and the beneficiary designated by the Participant is required to take the balance of the account value within certain specified periods following the Participant's death.

     The Participant must take the first required distribution by the required beginning date and subsequent required distributions by December 31 of each year thereafter. Payments must be made over the life or life expectancy of the Participant or the joint lives or joint life expectancy of the Participant and the beneficiary. The amount of the required minimum distribution depends upon the account value and the applicable life expectancy. The required beginning date for Section 403(b) annuities and Section 457 plans is the later of April 1 of the calendar year following the calendar year in which the Participant attains age 70 1/2 or retires.

     Upon the death of the Participant, the beneficiary must take distributions under one of the following two rules.

     1. If the Participant dies on or after the required beginning date, any remaining balance will continue to be distributed at least as rapidly as the payments being made to the Participant before death.

     2. If the Participant dies before the required beginning date, the balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the Participant's death. If the account value is payable to a designated beneficiary other than a spouse, it may be paid over the life or life expectancy of that beneficiary, provided that distributions begin by December 31 of the calendar year following the year of the Participant's death. If the beneficiary is the spouse, the spouse may defer payments until the end of the calendar year in which the Participant would have reached age 70 1/2.

     WITHHOLDING -- Mandatory federal income tax is generally required to be withheld at the rate of 20% on taxable eligible rollover distributions from qualified plans. Eligible rollover distributions are distributions other than a direct rollover or direct transfer to an eligible retirement plan, periodic payments over a Participant's life expectancy or the joint life expectancy of the Participant and the beneficiary, periodic payments over a period of ten years or more, required minimum distributions, and hardship distributions.

     For all amounts not subject to the mandatory 20% withholding, federal income tax is generally required to be withheld unless the Participant elects not to have federal income tax withheld. For periodic payments (Annuity Payments), the withholding is calculated like wage withholding. For all other payments, withholding is at a rate of 10%. HMLIC will notify the Participant at least annually of his or her right to revoke the election not to have federal income tax withheld. State and/or local tax withholding may also apply.

     FEDERAL ESTATE TAXES -- While no attempt is being made to discuss the federal estate tax implications of the Group Contract (and the Certificates thereunder), purchasers of annuity contracts should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

     GENERATION-SKIPPING TRANSFER TAX -- Under certain circumstances, the IRC may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Participant. Regulations issued under the IRC may require HMLIC to deduct the tax from Your Certificate or from any applicable payment, and pay the tax directly to the Internal Revenue Service.

     ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS -- The discussion above provides general information regarding federal income tax consequences to Participants who are U.S. citizens or residents. Participants who are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, Participants may be subject to state and/or municipal taxes and taxes that may be imposed by the Participant's country of citizenship or residence. Prospective Participants are advised to consult with a qualified tax adviser regarding federal, state, and foreign taxation with respect to an annuity contract purchase.

     FOREIGN TAX CREDITS -- We may benefit from any foreign tax credits attributable to taxes paid by certain Underlying Funds to foreign jurisdictions to the extent permitted under federal tax law.

     POSSIBLE TAX LAW CHANGES -- Although the likelihood of legislative or regulatory changes is uncertain, there is always the possibility that the tax treatment of the Group Contract (and the Certificates thereunder) could change by legislation, regulation or otherwise. Consult a tax advisor with respect to legislative or regulatory developments and their effect on Your Certificate.

     We have the right to modify the Group Contract (and the Certificates thereunder) in response to legislative or regulatory changes that could otherwise diminish the favorable tax treatment that Participants currently receive. We make no guarantee regarding the tax status of any Group Contract (or Certificate thereunder) and do not intend the above discussion as tax advice.

OTHER INFORMATION

     Horace Mann Investors, Inc. ("HM Investors"), located at One Horace Mann Plaza, Springfield, Illinois 62715-0001, serves as principal underwriter of the Group Contract funded through the Separate Account. HM Investors is a member of the NASD and is a wholly owned subsidiary of Horace Mann Educators Corporation.

     The Certificates are sold by HMLIC through PEB Financial Services ("PEB"), which is located at 542 S. Dearborn St. Suite 300, Chicago, Illinois 60605, and its broker-dealer, Linsco/Private Ledger ("LPL"); individuals at PEB are registered representatives with and offer securities through LPL. LPL is a member of NASD. HMLIC and HM Investors have entered into a distribution agreement with LPL. HMLIC pays sales commissions to LPL that typically range from 1% to 3% of purchase payments received.

     LEGAL PROCEEDINGS -- HMLIC, like other life insurance companies, is involved on occasion in lawsuits. Although the outcome of any litigation cannot be predicted with certainty, HMLIC believes that no pending or threatened lawsuits are likely to have a material adverse effect on the Separate Account, on the ability of HM Investors to perform under its principal underwriting agreement or of PEB Financial Services to perform under its distribution agreement, or on HMLIC's ability to meet its obligations under the Group Contract.


     REGISTRATION STATEMENT -- A registration statement has been filed with the SEC under the Securities Act of 1933 with respect to the Group Contract. This prospectus summarizes the material rights granted under and features of the Group Contract and Certificates thereunder. This prospectus does not contain all information set forth in the registration statement, its amendments and exhibits. For a complete statement of the terms thereof, reference is made to the Group Contract, the Certificates thereunder, and such instruments as filed.


     COMMUNICATIONS TO PARTICIPANTS -- To ensure receipt of communications, Participants must notify PEB Financial Services or HMLIC of address changes. Notice of a change in address may be sent to PEB Financial Services at 542 S. Dearborn, Suite 300, Chicago, Illinois 60605 or by calling (312) 922-3264. Notices may also be sent to HMLIC by writing to Annuity Client Services, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a facsimile transmission to (217) 527-2307, or by calling (217) 789-2500 or (800) 999-1030 (toll-free).

     HMLIC will attempt to locate Participants for whom no current address is on file. In the event HMLIC is unable to locate a Participant, HMLIC may be forced to surrender the Certificate and forward the proceeds to the Participant's last known state of residence in accordance with the state's abandoned property laws.

     PARTICIPANT INQUIRIES -- Inquiries concerning Your Certificate may be made to PEB Financial Services by calling (312) 922-3264, or by calling HMLIC toll-free at (800) 999-1030. Written questions should be sent to either

PEB Financial Services at 542 S. Dearborn, Suite 300, Chicago, Illinois 60605 or to Horace Mann Life Insurance Company, Annuity Client Services, P.O. Box 4657, Springfield, Illinois 62708-4657.

     FORMS AVAILABILITY -- Specific forms are available to aid the Participant in effecting many transactions allowed under a Certificate. These forms may be obtained by calling PEB Financial Services at (312) 922-3264.

     NASD REGULATION'S PUBLIC DISCLOSURE PROGRAM -- Information about HM Investors, PEB Financial Services, LPL and Your registered representative is available from the NASD at www. nasd.com or by calling (800) 289-9999 (toll-free).

ADDITIONAL INFORMATION

     A copy of the Statement of Additional Information that provides more detailed information about the Separate Account is available, without charge, upon request. The Table of Contents of this Statement of Additional Information follows:


General Information and History              1
Underwriter                                  1
Independent Registered Public Accounting
  Firm                                       2
Financial Statements                         2


     To receive, without charge, a copy of the Statement of Additional Information for the Separate Account, please complete the following request form and mail it to the address indicated below, or send it by facsimile transmission to (217) 535-7123, or telephone (217) 789-2500 or (800) 999-1030 (toll free) to request a copy.

     HORACE MANN LIFE INSURANCE COMPANY
     P.O. BOX 4657
     SPRINGFIELD, ILLINOIS 62708-4657

Please provide free of charge the following information:


------- Statement of Additional Information dated October 2, 2006 for the Horace Mann Life Insurance Group Annuity Separate Account.


Please mail the above document to:

-----------------------------------------------------------
Name:

-----------------------------------------------------------
Address:

-----------------------------------------------------------
City/State/Zip:

APPENDIX: ACCUMULATION UNIT VALUES
--------------------------------------------------------------------------------

     The Accumulation Unit Values ("AUVs") and the number of accumulation units outstanding for each Subaccount from the date of Subaccount inception are shown in the following tables. The values shown assume that the charge structure for the Group Contract (and the Certificates thereunder) was in effect since the later of the date (1) the Separate Account was established, although not registered, or (2) of Subaccount inception. The T. Rowe Price Science and Technology Fund -- Advisor Class was added to the Separate Account on April 15, 2003. The Goldman Sachs VIT International Equity Fund and the Lord Abbett Series Fund -- Growth Opportunities Portfolio were added to the Separate Account on June 1, 2004. All other Underlying Funds not specified above were added to the Separate Account when it was established on May 1, 2002.


                                                    ACCUMULATION                             NUMBER OF
                                                     UNIT VALUE     ACCUMULATION UNIT    ACCUMULATION UNITS
                                                    BEGINNING OF      VALUE END OF       OUTSTANDING END OF
SUBACCOUNT                            YEAR ENDED       PERIOD            PERIOD                PERIOD
----------                            ----------    ------------    -----------------    ------------------
BLACKROCK INDEX EQUITY PORTFOLIO
  (SERVICE CLASS                        12/31/05      $ 23.47            $ 24.32                 86,251
                                        12/31/04        21.45              23.47                 75,307
                                        12/31/03        16.85              21.45                 55,283
                                        12/31/02        20.83              16.85                 22,928
ALLIANCEBERNSTEIN LARGE CAP GROWTH
  PORTFOLIO                             12/31/05      $ 22.59            $ 25.74                 11,263
                                        12/31/04        21.02              22.59                  8,343
                                        12/31/03        17.17              21.02                  6,224
                                        12/31/02        21.85              17.17                  2,770
DAVIS VALUE PORTFOLIO                   12/31/05      $ 11.79            $ 12.80                211,112
                                        12/31/04        10.58              11.79                167,666
                                        12/31/03         8.22              10.58                111,303
                                        12/31/02         9.67               8.22                 48,594
FIDELITY VIP MID CAP PORTFOLIO
  (SC2)                                 12/31/05      $ 29.33            $ 34.34                 95,985
                                        12/31/04        23.72              29.33                 68,164
                                        12/31/03        17.29              23.72                 45,872
                                        12/31/02        20.08              17.29                 19,707
LORD ABBETT SERIES FUND GROWTH
  OPPORTUNITIES PORTFOLIO               12/31/05      $ 13.24            $ 13.75                 24,491
                                        12/31/04        12.08              13.24                    577
ARIEL APPRECIATION FUND(R)              12/31/05      $ 48.13            $ 49.14                 64,179
                                        12/31/04        42.90              48.13                 49,674
                                        12/31/03        33.01              42.90                 35,282
                                        12/31/02        39.74              33.01                 15,557
NEUBERGER BERMAN GENESIS FUND
  (ADVISOR CLASS)                       12/31/05      $ 25.29            $ 29.11                 43,252
                                        12/31/04        21.53              25.29                 37,835
                                        12/31/03        16.52              21.53                 25,844
                                        12/31/02        19.12              16.52                 10,403
WILSHIRE VIT SMALL CAP GROWTH FUND
  -- HM SHARES                          12/31/05      $ 12.07            $ 12.42                 11,469
                                        12/31/04        11.65              12.07                 12,222
                                        12/31/03         7.38              11.65                  7,471
                                        12/31/02        10.49               7.38                  1,843
ARIEL FUND(R)                           12/31/05      $ 54.73            $ 54.79                 74,373
                                        12/31/04        45.23              54.73                 53,433
                                        12/31/03        35.60              45.23                 36,247
                                        12/31/02        41.93              35.60                 16,275

                                                    ACCUMULATION                             NUMBER OF
                                                     UNIT VALUE     ACCUMULATION UNIT    ACCUMULATION UNITS
                                                    BEGINNING OF      VALUE END OF       OUTSTANDING END OF
SUBACCOUNT                            YEAR ENDED       PERIOD            PERIOD                PERIOD
----------                            ----------    ------------    -----------------    ------------------
GOLDMAN SACHS VIT INTERNATIONAL
  EQUITY FUND                           12/31/05      $ 10.70            $ 12.07                 60,321
                                        12/31/04         9.23              10.70                    845
TEMPLETON FOREIGN SMALLER COMPANIES
  FUND (CLASS A)                        12/31/05      $ 21.57            $ 23.80                  6,593
                                        12/31/04        18.14              21.57                  2,811
                                        12/31/03        12.50              18.14                    540
                                        12/31/02        14.87              12.50                    184
T. ROWE PRICE SCIENCE AND
  TECHNOLOGY FUND -- ADVISOR CLASS      12/31/05      $ 18.84            $ 19.14                  8,862
                                        12/31/04        18.70              18.84                  8,953
                                        12/31/03        13.08              18.70                  5,958
PUTNAM VT THE GEORGE PUTNAM FUND OF
  BOSTON (IB SHARES)                    12/31/05      $ 11.94            $ 12.34                117,786
                                        12/31/04        11.09              11.94                 74,967
                                        12/31/03         9.53              11.09                 37,348
                                        12/31/02        10.53               9.53                 17,529
BLACKROCK LOW DURATION BOND
  PORTFOLIO (SERVICE CLASS)             12/31/05      $ 10.52            $ 10.57                 36,313
                                        12/31/04        10.49              10.52                 24,392
                                        12/31/03        10.39              10.49                 20,775
                                        12/31/02        10.07              10.39                 11,389
BLACKROCK LIQUIDITY TEMP FUND
  (SERVICE CLASS)                       12/31/05      $  1.02            $  1.03              1,412,385
                                        12/31/04         1.01               1.02                581,242
                                        12/31/03         1.00               1.01                368,799
                                        12/31/02         1.00               1.00                179,507
BLACKROCK CORE BOND TOTAL RETURN
  PORTFOLIO (SERVICE CLASS)             12/31/05      $ 10.97            $ 11.11                 61,698
                                        12/31/04        10.62              10.97                 43,388
                                        12/31/03        10.24              10.62                 19,708
                                        12/31/02         9.73              10.24                  8,261

                                OCTOBER 2, 2006


                      STATEMENT OF ADDITIONAL INFORMATION

           HORACE MANN LIFE INSURANCE GROUP ANNUITY SEPARATE ACCOUNT

                                FLEXIBLE PREMIUM
                    VARIABLE DEFERRED GROUP ANNUITY CONTRACT

                       HORACE MANN LIFE INSURANCE COMPANY


     This Statement of Additional Information is not a prospectus, and should be read in conjunction with the prospectus for the variable deferred group annuity contract dated October 2, 2006. Copies of the prospectus for the Group Contract (and the Certificates thereunder) may be obtained by writing to Horace Mann Life Insurance Company, P.O. Box 4657, Springfield, Illinois 62708-4657, by sending a facsimile transmission to (217) 535-7123, or by telephoning toll-free (800) 999-1030. The prospectus for the Group Contract (and the Certificates thereunder) sets forth information that a prospective investor should know before investing in a Certificate. Capitalized terms that are used, but not defined, in this Statement of Additional Information have the same meanings as in the prospectus for the Group Contract (and the Certificates thereunder).



October 2, 2006

TABLE OF CONTENTS


TOPIC                                                           PAGE
-----                                                           ----
General Information and History.............................         1
Underwriter.................................................         1
Independent Registered Public Accounting Firm...............         2
Financial Statements........................................         2


GENERAL INFORMATION AND HISTORY

     Horace Mann Life Insurance Company ("HMLIC") sponsors the Horace Mann Life Insurance Group Annuity Separate Account (the "Separate Account"). HMLIC is a wholly-owned subsidiary of Allegiance Life Insurance Company, which engages in the business of insurance. HMLIC is an indirect, wholly- owned subsidiary of Horace Mann Educators Corporation ("HMEC"), a publicly- held insurance holding company traded on the New York Stock Exchange.

     HMLIC established the Separate Account under Illinois law on March 1, 2002. HMLIC created the Separate Account and began issuing a group variable annuity contract funded through the Separate Account as an investment vehicle for the Chicago Public Schools 403(b) Tax Deferred Compensation Plan, without registering the group contract under the Securities Act of 1933, or the Separate Account under the Investment Company Act of 1940. At that time, HMLIC believed that such registration was not required for a "governmental plan" such as the Plan. HMLIC has recently determined that the Plan was a type of "governmental plan" that may not be exempted from registration, and thereafter began taking steps to respond to the deficiency.

UNDERWRITER

     Horace Mann Investors, Inc. ("HM Investors"), a broker/dealer registered with the Securities and Exchange Commission and a member of the NASD, serves as principal underwriter of the Group Contract funded through the Separate Account. HM Investors is located at One Horace Mann Plaza, Springfield, Illinois 62715-0001. HM Investors is an affiliate of HMLIC and a wholly owned subsidiary of HMEC.

     HMLIC offers and sells the Certificates under the Group Contract on a continuous basis through PEB Financial Services ("PEB"). Individuals at PEB are registered representatives with and offer securities through Linsco/Private Ledger ("LPL"). LPL is a member of NASD. HMLIC pays commissions to LPL for sales of the Certificates under the Group Contract by LPL registered representatives.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


     The financial statements of the Separate Account as of December 31, 2005 and 2004 and for the periods disclosed in the financial statements, and those financial statements and schedules of Horace Mann Life Insurance Company as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, appearing herein have been audited by KPMG LLP, independent registered public accounting firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. The principal business address of KPMG LLP is 303 East Wacker Drive, Chicago, Illinois 60601.



     The KPMG LLP report dated April 26, 2006, of HMLIC includes explanatory language that states that HMLIC prepared the statutory financial statements using statutory accounting practices prescribed or permitted by the Illinois Department of Financial and Professional Regulation -- Division of Insurance, which practices differ from U.S. generally accepted accounting principles. Accordingly, the KPMG LLP audit report states that the statutory financial statements are not presented fairly in conformity with U.S. generally accepted accounting principles and further states that those statements are presented fairly, in all material respects, in conformity with statutory accounting practices.



FINANCIAL STATEMENTS


     Audited financial statements of HMLIC and the Separate Account are included herein. The financial statements for HMLIC should be considered only as bearing upon the ability of HMLIC to meet its obligations under the Group Contract.

HORACE MANN LIFE INSURANCE COMPANY

Statutory Financial Statements

December 31, 2005 and 2004

(With Independent Auditors' Report Thereon)

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Horace Mann Life Insurance Company:

We have audited the accompanying statutory statements of admitted assets, liabilities, and capital and surplus of Horace Mann Life Insurance Company (the Company) as of December 31, 2005 and 2004, and the related statutory statements of operations, capital and surplus, and cash flows for each of the years in the three-year period ended December 31, 2005. In connection with our audits of the statutory financial statements, we also have audited financial statement schedules I, III & VI, and IV. These statutory financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statutory financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statutory financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statutory financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in notes 1 and 7 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Illinois Department of Financial and Professional Regulation - Division of Insurance, which practices differ from U.S. generally accepted accounting principles. The effects on the financial statements of the variances between the statutory accounting practices and U.S. generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of the Company as of December 31, 2005 and 2004, or the results of its operations or its cash flows for each of the years in the three-year period ended December 31, 2005.

Also, in our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and surplus of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flow for each of the years in the three-year period then ended, on the basis of accounting described in notes 1 and 7. Also in our opinion, the related financial statement schedules, when considered in relation to the basic statutory financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Our audits were made for the purpose of forming an opinion on the basic statutory financial statements taken as a whole. The supplementary information included on Schedules A through C is presented for purposes of additional analysis and is not a required part of the basic statutory financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic statutory financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic statutory financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois

April 26, 2006

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Admitted Assets,
Liabilities and Capital and Surplus

December 31, 2005 and 2004

(In thousands)

ADMITTED ASSETS                                              2005         2004
---------------                                           ----------   ----------
Cash and investments:
   Bonds                                                  $2,912,294   $2,683,750
   Preferred stock                                                --          150
   Mortgage loans on real estate                              17,682       18,195
   Cash                                                        1,859       13,069
   Short-term investments                                      6,116       15,643
   Short-term investments, loaned securities collateral      184,682           --
   Contract loans                                             85,139       79,141
                                                          ----------   ----------
Total cash and investments                                 3,207,772    2,809,948
Investment income due and accrued                             38,095       36,133
Uncollected premiums and agents' balances
   in course of collection                                     1,279        1,658
Deferred premiums and agents' balances booked but
   deferred and not yet due                                   44,925       44,045
Current federal income tax recoverable                        14,538        5,810
Deferred tax assets                                            5,970        8,753
Guaranty funds receivable or on deposit                          354          306
Other assets                                                   2,348        1,814
Variable annuity assets held in separate accounts          1,333,690    1,254,763
                                                          ----------   ----------
Total admitted assets                                     $4,648,971   $4,163,230
                                                          ==========   ==========

See accompanying notes to statutory financial statements.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Admitted Assets,
Liabilities and Capital and Surplus

December 31, 2005 and 2004

(In thousands, except share data)

LIABILITIES AND CAPITAL AND SURPLUS                         2005         2004
-----------------------------------                      ----------   ----------
Policy liabilities:
   Aggregate reserves:
      Life and annuity                                   $2,690,648   $2,473,280
      Accident and health                                     8,156       10,073
   Unpaid benefits:
      Life                                                    7,768        7,436
      Accident and health                                       319          447
   Policyholder funds on deposit                            143,588      139,298
   Remittances not allocated                                    805          403
                                                         ----------   ----------
Total policy liabilities                                  2,851,284    2,630,937
Accrued expenses                                              2,920        3,046
Asset valuation reserve                                      13,137        9,591
Interest maintenance reserve                                 29,675       26,314
Transfer from separate accounts accrued for expense
   allowances recognized in reserves                        (11,419)     (10,530)
Amounts retained by Company as trustee                       13,801       16,259
Payable to parent, subsidiaries and affiliates                  110        1,097
Payable for securities                                          668           --
Other liabilities                                               801        1,645
Escrow for securities lending                               183,584           --
Variable annuity liabilities held in separate accounts    1,333,690    1,254,763
                                                         ----------   ----------
Total liabilities                                         4,418,251    3,933,122
                                                         ----------   ----------
Capital and surplus:
   Capital stock, $1 par value.
      Authorized 5,000,000 shares,
      2,500,000 shares outstanding                            2,500        2,500
   Additional paid-in capital and contributed surplus        43,704       22,704
   Unassigned surplus                                       184,516      204,904
                                                         ----------   ----------
Total capital and surplus                                   230,720      230,108
                                                         ----------   ----------
Total liabilities and capital and surplus                $4,648,971   $4,163,230
                                                         ==========   ==========

See accompanying notes to statutory financial statements.

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Operations

Years ended December 31, 2005, 2004, and 2003

(In thousands)

                                                                  2005       2004       2003
                                                               ---------   --------   --------
Revenue:
Premiums, annuity and supplementary contract considerations:
   Life                                                        $ 563,109   $ 53,681   $(42,591)
   Annuity                                                       320,064    326,976    296,615
   Accident and health                                             4,272      4,301      5,164
   Supplementary contracts                                         8,187      9,854      6,509
                                                               ---------   --------   --------
Total premiums, annuity and supplementary
   contract considerations                                       895,632    394,812    265,697

Net investment income                                            161,484    158,175    153,391
Amortization of interest maintenance   reserve                     2,991      3,525      2,961
Commissions and expense allowances on reinsurance
   ceded                                                          (5,039)    16,448     13,122
Reserve adjustments on reinsurance ceded                        (447,384)    10,000    118,813
Management fee income from separate accounts                      17,431     15,820     13,324
Mutual fund service fee income                                     1,222      1,225      1,099
Fees from sales of partner products                                3,857      3,271      1,769
Other                                                              1,384       (765)       392
                                                               ---------   --------   --------
Total revenue                                                    631,578    602,511    570,568
                                                               =========   ========   ========
Benefits and expenses:
Provisions for claims and benefits:
   Life                                                          118,234     73,763     80,417
   Annuity                                                       389,209    384,194    342,380
   Accident and health                                             1,026      2,134      1,953
   Supplementary contracts                                        20,210     22,562     18,646
                                                               ---------   --------   --------
Total claims and benefits                                        528,679    482,653    443,396

Commissions                                                       32,012     30,598     28,166
General and other expenses                                        63,451     65,078     66,931
                                                               ---------   --------   --------
Total benefits and expenses                                      624,142    578,329    538,493
                                                               ---------   --------   --------
Net gain before dividends to policyholders
   and federal income tax (benefit) expense                        7,436     24,182     32,075
Dividends to policyholders                                            --         --         37
                                                               ---------   --------   --------

See accompanying notes to statutory financial statements.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Operations

Years ended December 31, 2005, 2004, and 2003

(In thousands)

                                                         2005       2004      2003
                                                       --------   -------   -------
Net gain before federal income tax (benefit) expense      7,436    24,182    32,038
Federal income tax (benefit) expense                    (15,558)    6,079     5,814
                                                       --------   -------   -------
Net gain from operations                                 22,994    18,103    26,224
Realized investment gains net of tax and
   transfers to interest maintenance reserve              1,507     1,634     5,055
                                                       --------   -------   -------
Net income                                             $ 24,501   $19,737   $31,279
                                                       --------   -------   -------

See accompanying notes to statutory financial statements.

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Capital and Surplus

Years ended December 31, 2005, 2004, and 2003

(In thousands)

                                                         2005       2004       2003
                                                       --------   --------   --------
Capital stock                                          $  2,500   $  2,500   $  2,500
                                                       --------   --------   --------
Additional paid-in capital and contributed surplus
   Balance at beginning of year                          22,704     22,704     22,704
   Capital contribution                                  21,000         --         --
                                                       --------   --------   --------
Balance at end of period                                 43,704     22,704     22,704
                                                       --------   --------   --------
Unassigned surplus:
   Balance at beginning of year                         204,904    206,980    195,808
   Net income                                            24,501     19,737     31,279
   Change in net unrealized capital gains                    --         --        135
   Change in net deferred income tax                     (6,801)     5,161     (9,142)
   Change in non-admitted assets                          3,315     (6,504)    12,143
   Change in reserve on account of change in
      valuation basis                                     1,381         --      3,833
   Change in asset valuation reserve                     (3,546)    (4,970)    (4,569)
   Dividends to parent                                       --     (9,000)   (14,500)
   Change in surplus as a result of reinsurance         (26,000)    (6,500)        --
   Correction of prior year exhibit 5 reserve
      error                                             (13,238)        --     (8,007)
                                                       --------   --------   --------
Balance at end of year                                  184,516    204,904    206,980
                                                       --------   --------   --------
Total capital and surplus                              $230,720   $230,108   $232,184
                                                       ========   ========   ========

See accompanying notes to statutory financial statements.

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Cash Flow

Years ended December 31, 2005, 2004, and 2003

(In thousands)

                                                         2005        2004         2003
                                                     ----------   ---------   -----------
Cash from operations:
   Revenue received:
      Premiums, considerations
         and deposits                                $  897,471   $ 395,848   $   268,443
      Investment income                                 162,764     159,092       154,892
      Commissions and expense allowances on
         reinsurance ceded                               (5,039)     16,448        13,122
      Management fee income from Separate Accounts       17,431      15,820        13,324
      Mutual fund service fee income                      1,222       1,225         1,099
      Fees from sales of partner products                 3,857       3,271         1,769
      Other income (loss)                                 1,384        (765)          392
                                                     ----------   ---------   -----------
   Total revenue received                             1,079,090     590,939       453,041
                                                     ==========   =========   ===========
   Benefits and expenses paid:
      Claims, benefits and
         net transfers                                  773,525     274,430       179,464
      Expenses                                           95,452      94,427        93,305
      Dividends to policyholders                             --          --            74
      Federal income taxes                               (6,766)      9,188        23,592
                                                     ----------   ---------   -----------
   Total benefits and expenses paid                     862,211     378,045       296,435
                                                     ==========   =========   ===========
Net cash from operations                                216,879     212,894       156,606
                                                     ----------   ---------   -----------
Cash from investments:
   From investments sold or matured:
      Bonds                                             580,013     771,424     1,250,700
      Stocks                                                192         150         3,020
      Mortgage loans                                        577         875           600
      Real estate and other                                  --          --             3
      Miscellaneous proceeds                              2,517         699         7,201
                                                     ----------   ---------   -----------
   Total investment proceeds                            583,299     773,148     1,261,524
                                                     ==========   =========   ===========
   Cost of investments acquired:
      Bonds                                            (807,031)   (963,352)   (1,450,121)
      Stocks                                                 --        (150)         (930)
      Miscellaneous applications                         (1,849)         --       (27,491)
                                                     ----------   ---------   -----------
   Total investments acquired                          (808,880)   (963,502)   (1,478,542)
   Net increase in contract loans                        (5,998)     (5,185)       (5,027)
                                                     ----------   ---------   -----------
   Total for investments acquired                      (814,878)   (968,687)   (1,483,569)
                                                     ==========   =========   ===========

See accompanying notes to statutory financial statements.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Statutory Statements of Cash Flow

Years ended December 31, 2005, 2004, and 2003

(In thousands)

                                                          2005        2004        2003
                                                       ---------   ---------   ---------
Net cash used for investments                           (231,579)   (195,539)   (222,045)
                                                       ---------   ---------   ---------
Cash from financing and miscellaneous:
   Cash provided (applied):
      Additional Capital and paid in surplus              21,000          --          --
      Securities lending                                 183,584     (22,021)     20,779
      Net deposits on deposit-type contract funds
         and other liabilities without life or
         disability contingencies                          4,109      13,359       4,870
      Change in surplus as a result of reinsurance       (26,000)     (6,500)         --
      Dividends to parent                                     --      (9,000)    (15,000)
      Other cash (applied) provided                       (4,048)      1,936       3,700
                                                       ---------   ---------   ---------
Net cash from (used for) financing
   and miscellaneous                                     178,645     (22,226)     14,349
                                                       ---------   ---------   ---------
Net change in cash and short-term investments            163,945      (4,871)    (51,090)
Cash and short-term investments at beginning of year      28,712      33,583      84,673
                                                       ---------   ---------   ---------
Cash and short-term investments at end of year         $ 192,657   $  28,712   $  33,583
                                                       ---------   ---------   ---------

See accompanying notes to statutory financial statements.

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

December 31, 2005, 2004, and 2003

(In thousands)

(1)  SIGNIFICANT ACCOUNTING POLICIES

          ORGANIZATION

     Horace Mann Life Insurance Company (the Company) is a wholly owned subsidiary of Allegiance Life Insurance Company (ALIC). The Company's ultimate parent is Horace Mann Educators Corporation (HMEC).

     The Company markets and underwrites tax-qualified retirement annuities, individual life, group disability income, and group life insurance products primarily to educators and other employees of public schools and their families.

     During 2005 and 2004, the Company has not participated in any business combinations nor discontinued any operations.

          BASIS OF PRESENTATION

     The accompanying statutory financial statements have been prepared in conformity with the accounting practices prescribed or permitted by the Illinois Department of Financial and Professional Regulation - Division of Insurance and the National Association of Insurance Commissioners (NAIC), which differ materially in some respects from United States (U.S.) generally accepted accounting principles as more fully discussed in note 7. At December 31, 2005 and 2004 no transactions have been accounted for as a permitted practice. The significant statutory accounting practices and the Company's related accounting policies follow.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

          INVESTMENTS

     Investments are valued in accordance with the requirements of the NAIC.

     Bonds not backed by other loans are carried at amortized cost using the interest method. Significant changes in estimated cash flows from the original purchase assumptions are accounted for using the retrospective method. Market value is derived from the NAIC Valuation of Securities Manual for securities listed. Market value of bonds not listed is determined considering factors including quality of issuer, interest rates, and maturity dates. Loan backed bonds and structured securities are valued using currently anticipated prepayment assumptions. Prepayment assumptions were obtained from broker dealer survey values and are consistent with the current interest rate and economic environment. The retrospective method is used to value all securities. The Company used a pricing service in determining the market value of its loan-backed securities. The Company had no negative yield situations requiring a change from the retrospective to prospective method.

     Preferred stocks are carried at cost, due to call features.

     Mortgage loans are carried at the unpaid principal balance less unamortized discount and were issued at a value of no more than 75% of the appraised value of the mortgaged property. No new mortgage loans were issued during 2005 and 2004. The Company did not reduce interest rates of any outstanding mortgage loans during the year. The Company had no non performing mortgage loans or loans with past due interest or principal payments.

     Contract loans are carried at the unpaid principal balance.

     At December 31, 2005 and 2004, the Company had no investments in derivative financial instruments, joint ventures or partnerships, reverse mortgages, repurchase agreements and holds no loans or debt that has been restructured.

     The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective adjustment method to securities purchased prior to that date.

     Cash and short-term securities have a maturity of one year or less at the time of acquisition. Short-term investments are carried at cost which approximates market value.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

          ASSET VALUATION RESERVE

     The Asset Valuation Reserve (AVR) was calculated as prescribed and required by the NAIC. This reserve is maintained for the purpose of stabilizing surplus against the effects of fluctuations in the value of certain bond, stock, mortgage loan and real estate investments. Changes in the AVR reserve are charged or credited to surplus.

     The balance of the AVR by component as of December 31, 2005 and 2004, is as follows:

                               2005     2004
                             -------   ------
Bonds, preferred stock and
   short-term investments    $13,104   $9,555
Mortgage loans                    33       36
                             -------   ------
   Total AVR                  13,137   $9,591
                             =======   ======


     At December 31, 2005 and 2004 the AVR was held at a level equal to 63.5% and 48.5%, respectively of the maximum reserve level allowed by the NAIC.

          INTEREST MAINTENANCE RESERVE

     The Interest Maintenance Reserve (IMR) was calculated as prescribed by the NAIC. This reserve is designed to capture the realized capital gains and losses which result from changes in the overall level of interest rates and amortize them into income over the approximate remaining life of the investment sold.

          VARIABLE ANNUITIES ASSETS AND LIABILITIES HELD IN SEPARATE ACCOUNTS

     Assets held in trust for purchasers of variable annuity contracts and the related liabilities are included in the statutory statements of admitted assets, liabilities and capital and surplus. Variable annuity assets, carried at market value, and liabilities represent tax-qualified variable annuity funds invested in various mutual funds.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     Variable annuity assets were invested in the following mutual funds:

December 31,                                                       2005         2004
------------                                                    ----------   ----------
Wilshire VIT Equity Fund - Horace Mann shares                   $  311,580   $  329,428
Wilshire VIT Balanced Fund - Horace Mann shares                    256,870      269,486
Wilshire VIT Socially Responsible Fund - Horace Mann shares         79,433       80,341
Wilshire VIT Small Cap Growth Fund - Horace Mann shares             52,695       56,293
Ariel Appreciation Fund                                             50,039       40,726
Fidelity VIP Index 500 Portfolio                                    46,969       37,812
Fidelity VIP Mid Cap Portfolio                                      46,619       32,835
Wilshire VIT International Fund - Horace Mann shares                41,867       39,286
Fidelity VIP Growth Portfolio                                       38,827       33,270
Ariel Fund                                                          35,322       29,377
Neuberger Berman Genesis Fund                                       26,685       18,789
Wilshire Large Company Growth Portfolio - Institutional Class       25,834       24,176
Wilshire VIT Income Fund - Horace Mann shares                       25,146       23,228
AllianceBernstein Large Growth Portfolio                            24,922       19,102
T. Rowe Price Small-Cap Value Fund                                  23,559       21,852
Wilshire Large Company Value Portfolio - Investment Class           23,406       17,633
Wilshire 5000 Index Portfolio - Institutional Class                 22,640       22,573
Fidelity VIP Overseas Portfolio                                     20,711       13,349
JP Morgan U.S. Disciplined Equity                                   18,464       15,713
Fidelity VIP Investment Grade Bond Portfolio                        18,115       15,157
T. Rowe Price Small-Cap Stock Fund                                  18,007       16,412
Rainier Small/Mid Cap Equity Portfolio                              15,018       10,603
Fidelity VIP Growth & Income Portfolio                              13,630       10,812
Wilshire Large Company Growth Portfolio - Investment Class          13,422        9,962
Davis Value Portfolio                                               12,934        9,955
Wells Fargo Opportunity Fund                                        11,373           --
Wilshire 5000 Index Portfolio - Investment Class                    10,624        7,833
Wells Fargo Advantage Discovery Fund                                 8,515           --
Putnam VT Vista Fund                                                 8,206        6,697
Credit Suisse Small Cap Growth Portfolio                             4,142        4,634
Wilshire Small Company Value Portfolio (Investment Class)            3,763        3,315
Fidelity VIP High Income Portfolio                                   3,712        2,507
Wilshire VIT Short-Term Investment Fund - Horace Mann shares         3,378        3,181
Wilshire Small Company Growth Portfolio (Investment Class)           3,297        2,472
Royce Capital Fund Small-Cap Portfolio                               2,821          878
BlackRock Index Equity                                               2,098        1,767
Lord Abbett Series Fund - Growth Opportunities                       1,462          304
BlackRock Temp Fund                                                  1,456          586
George Putnam Fund of Boston                                         1,454          895
Goldman Sachs VIT Core Small Cap Equity                                963          261
Goldman Sachs VIT International Equity                                 728            9
BlackRock Core Bond Total Return                                       685          476
Dreyfus Investment Midcap Stock Service Shares                         655          171
Delaware VIP Growth Opportunities SC                                   551          174
BlackRock Low Duration Bond                                            384          257
Delaware VIP Trend Series SC                                           382           69
T. Rowe Price Science & Technology Fund                                170          169
Templeton Foreign Smaller Companies                                    157           61
Strong Opportunity Fund II (Investor Class)                             --       11,050
Strong Mid Cap Growth Fund II (Investor Class)                          --        8,391
Putnam VT International Equity Fund (Class IA shares)                   --          436
                                                                ----------   ----------
   Total                                                        $1,333,690   $1,254,763
                                                                ==========   ==========

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     On September 30, 2004, sponsorship of the Horace Mann Funds was transferred to Wilshire Associates, Inc.

     The investment income, gains and losses of these accounts accrue directly to the policyholders and are not included in the operations of the Company.

     Reconciliation of transfers to (from) separate account is as follows:

                                       2005        2004
                                    ---------   ---------
Transfers to separate account       $ 137,892   $ 132,118
Transfers from separate account      (122,760)   (101,582)
                                    ---------   ---------
Net transfers to separate account   $  15,132   $  30,536
                                    ---------   ---------

          AGGREGATE RESERVES

     Applicable state insurance laws require that the Company set up reserves in accordance with statutory regulations, carried as liabilities to meet future obligations under outstanding policies. These reserves are the amount that, with the additional premiums to be received and interest thereon compounded annually at certain rates, is calculated to be sufficient to meet the various policy and contract obligations as they occur.

     Premium deficiency reserves at December 31, 2005 and 2004 were $6,147 and $218, respectively.

     The Company waives deduction of deferred fractional premiums upon death of insured and returns any portion of the final premiums beyond the date of death. Surrender values are not promised in excess of the legally computed reserves.

     The tabular interest, tabular less actual reserve released and tabular cost have been determined by formula as prescribed in the annual statement instructions. Tabular interest on funds not involving life contingencies is determined as the sum of the products of each valuation rate of interest and the mean of the funds subject to such rate held at the beginning and end of the valuation year.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     Aggregate reserves for life policies, annuity contracts, and supplementary contracts with life contingencies are based on statutory mortality tables and interest assumptions using either the net level, or commissioners' reserve valuation method or commissioners' annuity reserve valuation method. The annuity reserves include the current declared interest rates through the valuation date. The composition of these liabilities at December 31 was as follows:

                          Aggregate   reserves
                        -----------------------   Mortality    Interest
                           2005         2004        table        rate
                        ----------   ----------   ---------   ---------
Life                    $  674,270   $  601,048   1980 CSO    4.0-7.0%
                             1,471        1,578   1958 CET    2.5-5.5
                           159,208      162,029   1958 CSO    2.5-4.5
                            58,701       43,640   Various     2.5-3.0
                             7,725        8,037   1941 CSO    2.5-6.5

Annuity                  1,274,713    1,215,385   1971 IAM    3.0-5.5
                            76,987       80,209   a-1949      3.0-5.5
                             1,372        1,470   1937 SAT    3.0
                                93          104   Various     3.0
                           193,193      127,345   a-2000      1.5-3.5
                           134,847      126,590   1983a       3.0-4.5

Supplementary
   contract with
   life contingencies       54,082       58,406   1983a       6.25-11.0
                            51,034       43,844   a-2000      5.5-7.0
                             2,419        2,948   1971 IAM    4.5-11.25
                               533          647   1937 SAT    3.5
                        ----------   ----------
   Total                $2,690,648   $2,473,280
                        ==========   ==========

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

          ANALYSIS OF ANNUITY RESERVES AND DEPOSIT LIABILITIES BY WITHDRAWAL CHARACTERISTICS

                                                 2005                 2004
                                          ------------------   ------------------
                                                        % of                 % of
                                            Amount     Total     Amount     Total
                                          ----------   -----   ----------   -----
Subject to discretionary withdrawal
   With fair value adjustment             $   21,870      1%   $   10,761     --
   At book value less current surrender
      charge of 5% or more                 1,194,094     37%    1,099,328     36%
   At fair value                           1,322,271     40%    1,244,233     41%
                                          ----------           ----------
Total with adjustment or at fair value     2,538,235            2,354,322
At book value without adjustment
   (minimal or no charge or adjustment)      608,090     19%      579,754     19%
Not subject to discretionary withdrawal      108,068      3%      105,845      4%
                                          ----------    ---    ----------    ---
Total (gross)                              3,254,393    100%    3,039,921    100%
                                          ==========    ===    ==========    ===
Total (net)*                              $3,254,393           $3,039,921
                                          ==========           ==========

* Reconciliation of total annuity actuarial reserves and deposit fund liabilities.

                                                2005         2004
                                             ----------   ----------
Life & Accident & Health Annual Statement:
Exhibit 5, Annuities Section, Total
   (net)                                     $1,681,205   $1,551,103
Exhibit 5, Supplementary Contracts with
   Life Contingencies Section, Total (net)      108,068      105,845
Exhibit 7, Deposit-Type Contracts, Line
   14, Column 1                                 142,849      138,740
                                             ----------   ----------
Subtotal                                      1,932,122    1,795,688

Separate Accounts Annual Statement:
Exhibit 3, Line 0299999, Column 2             1,318,855    1,240,762
Exhibit 3, Line 0399999, Column 2                 3,416        3,471
                                             ----------   ----------
Subtotal                                      1,322,271    1,244,233
                                             ----------   ----------
Combined Total                               $3,254,393   $3,039,921
                                             ==========   ==========

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     Policy reserves for losses for accident and health contracts are estimated by the Company's valuation actuary using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates specified by regulatory authorities for disability income business.

     Aggregate reserves for accident and health policies include the present value of amounts not yet due on existing claims and unearned premiums at December 31 as follows:

                                         Aggregate reserves
                                         ------------------
                                           2005     2004
                                          ------   -------
Present value of amounts not yet
   due on claims (3% interest rate)       $7,556   $ 9,355
Additional contract reserves                 422       504
Unearned premiums and other                  178       214
                                          ------   -------
Aggregate accident and health reserves    $8,156   $10,073
                                          ------   -------

     The Company discounts the liabilities for certain cancelable disability insurance business. The liabilities included $7,175 and $9,525 of such discounted reserves at December 31, 2005 and 2004, respectively. The aggregate amount of discount at December 31, 2005 and 2004 were $1,355 and $2,034, respectively.

          UNPAID BENEFITS

     Unpaid benefits consists of case basis reserves and estimates of losses incurred but not reported. Estimates for losses incurred but not reported are based on prior experience modified for current trends.

     Accident and health claim reserves and liabilities include the following:

                                           2005      2004
                                          ------   -------
Aggregate reserves for accident
   and health                             $8,156   $10,073
Unpaid benefits for accident and health      319       447
Less: Additional contract reserves          (422)     (504)
      Unearned premiums and other           (178)     (214)
                                          ------   -------
Accident and health claim reserves
   and liabilities                        $7,875   $ 9,802
                                          ------   -------

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     The following table sets forth an analysis of accident and health claim reserves and liabilities and provides a reconciliation of beginning and ending reserves for the periods indicated.

                               2005      2004
                             -------   -------
Net balance at January 1     $ 9,802   $10,766
Incurred related to:
   Current year                2,157     2,155
   Prior years                (1,014)       52
                             -------   -------
Total incurred                 1,143     2,207
                             -------   -------
Paid related to:
   Current year                  698       674
   Prior years                 2,372     2,497
                             -------   -------
Total paid                     3,070     3,171
                             -------   -------
Net balance at December 31   $ 7,875   $ 9,802
                             -------   -------

          RESERVE FOR SUPPLEMENTARY CONTRACTS WITHOUT LIFE CONTINGENCIES

     This reserve represents the present value of future payments discounted with interest only. At December 31, 2005 and 2004 this liability was $142,849 and $138,740 respectively, based on average credited interest rates of 4.0% in 2005 and 2004, respectively and is included in "policyholder funds on deposit."

          ACCOUNTING CHANGE AND CORRECTION OF ERRORS

     During conversion to a new valuation system, the Company discovered various errors in the calculation of the Individual Life Reserve (Exhibit 5, Life Insurance, Accidental Death Benefits, Disability - Active Lives, Disability
     - Disabled Lives, and Miscellaneous Reserves) for prior years. In 2004, the Aggregate Reserves for Life Contracts (Statutory Statements of Admitted Assets, Liabilities and Surplus) were understated by $13,238. Statutory statements of admitted assets, liabilities and surplus and statutory statements of capital and surplus have been adjusted in the current year to correct this error.

     In addition to the errors described above, a change in the valuation basis for Individual Life, Active Life Reserves was also implemented in 2004. The 2004 reserves were recalculated using the Standard Valuation law maximum interest rates as adopted by the Company's state of domicile. The amount of the reserve decrease due to this valuation basis change was $1,381 as listed on Exhibit 5A. With the approval of the Illinois Department of Financial and Professional Regulation - Division of Insurance, statutory statements of admitted assets, liabilities and surplus, and statutory statements of capital and surplus, have been adjusted in the current year to reflect this valuation basis change.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     Subsequent to the filing of the 2004 annual statement, the Company filed an amended 2004 annual statement to correct differences resulting from the resolution of discrepancies related to cash disbursement accounts and federal income tax liabilities. For 2004, admitted assets were increased $337, liabilities were increased $301, policyholder surplus was increased $36 and net income was decreased $2,787.

     In connection with the 2003 annual statement preparation, the Company discovered an error in the calculation of the Individual Life, Disabled Life Reserves for prior years. In 2002, the Aggregate Reserves for Life Contracts were understated by $8,007. Total liabilities and capital and surplus were adjusted in 2003 to correct for this error.

     In addition to the errors described above, a change in the valuation basis for Individual Life, Disabled Life Reserves was also implemented. The 2002 reserves were recalculated using the Standard Valuation Law maximum interest rates as adopted by the Company's state of domicile. The amount of reserve decrease due to this valuation basis change was $3,833. Total liabilities and capital and surplus and statutory statements of capital and surplus were adjusted in 2003 to reflect this valuation basis change.

          LIFE PREMIUMS

     Life premiums are reflected as earned on the coverage anniversary date. Annuity and supplementary contracts with life contingencies premiums are reflected as earned when collected. Accident and health premiums are reported as revenue when due and earned on a pro rata basis over the period covered by the policy.

     Deferred life premiums represent modal premiums (other than annual) to be billed in the year subsequent to the commencement of the policy year.

     Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2005, were as follows:

                         Gross    Net of Loading
                        -------   --------------
Ordinary new business   $ 1,774       $ 1,211
Ordinary renewal         41,612        45,550
Group life                  156           156
                        -------       -------
Totals                  $43,542       $46,917
                        =======       =======

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

          MUTUAL FUND SERVICE FEE INCOME

     The Company has a service agreement where the Company provides certain services to the Wilshire VIT Funds (Funds) necessary to coordinate the Funds activities with those of the separate account of the Company. For these services the Company receives a mutual fund service fee, accrued daily and paid monthly, based upon the combined assets for the Funds.

          FEES FROM SALES OF PARTNER PRODUCTS

     In 2000, the Company instituted a program to offer long-term care and variable universal life policies, with two third-party vendors underwriting such insurance. In 2003, the Company expanded its third-party vendor offerings with the addition of universal life insurance underwritten by Jefferson Pilot Financial. Also in 2003, the Company entered into a third-party agreement with American Funds Distributors, Inc. to market their retail mutual funds. In addition to retail mutual funds, a qualified tuition program (also known as a 529 plan) and Coverdell Education Savings Accounts are also offered through this marketing alliance. In 2005, the Company expanded its third-party vendor offerings with the addition of equity indexed annuities and single premium immediate annuities with two existing vendors. On business underwritten by third-party vendors, the Company receives a commission on the sale of that business.

          INCOME TAXES

     The Company is included in the consolidated federal income tax return of its parent, ALIC, and its ultimate parent, HMEC and its subsidiaries. The tax sharing agreements between the Company and HMEC, as approved by the Board of Directors of the Company, provide that tax on operating income is charged to the Company as if it were filing a separate federal income tax return. The Company receives the benefits of any losses or tax credits to the extent utilized in the consolidated return. Intercompany tax balances are settled quarterly with a subsequent final annual settlement upon filing the consolidated federal income tax return.

     Federal income taxes are charged to operations based on current taxable income. Current year federal income tax expense or benefit is based on financial reporting income or loss adjusted for certain temporary differences, which are the result of dissimilar financial reporting and tax basis accounting methods. A net deferred tax asset, for the tax effect of temporary differences between financial reporting and the tax basis of assets and liabilities, is only reported as an admitted asset to the extent that it will be realized within one year, with the change in non-admitted net deferred tax asset or liability being charged directly to surplus.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

          ACQUISITION EXPENSES

     The cost of acquiring new business, principally commissions, underwriting salaries, and related expenses, is charged to expense as incurred.

          NON-ADMITTED ASSETS

     Assets prescribed by the Illinois Insurance Code and the NAIC as "non-admitted" (principally non-admitted deferred tax assets) are charged to unassigned surplus.

          USE OF ESTIMATES

     The preparation of statutory financial statements requires management to make estimates and assumptions that affect the reported financial statement balances as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

          RECLASSIFICATIONS

     The Company has reclassified the presentation of certain prior period information to conform with the 2005 presentation.

(2)  INVESTMENTS

          NET INVESTMENT INCOME

     The components of net investment income were as follows:

                                       2005       2004       2003
                                     --------   --------   --------
Interest on bonds                    $156,797   $154,021   $148,811
Interest on mortgage loans              1,564      1,633      1,687
Interest on short-term investments      1,208        686      1,009
Interest on contract loans              4,946      4,758      4,759
Other investment income                     2         24          1
                                     --------   --------   --------
Gross investment income               164,517    161,122    156,267
Investment expenses                     3,033      2,947      2,876
                                     --------   --------   --------
Net investment income                $161,484   $158,175   $153,391
                                     --------   --------   --------

     The Company nonadmits investment income due and accrued if amounts are over 90 days past due. The Company had no amounts excluded at December 31, 2005 and 2004. Investment income reflects amortization of premiums and accrual of discounts on an effective-yield basis.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

          NET REALIZED INVESTMENT GAINS (LOSSES) NET OF TAX AND TRANSFERS TO IMR

     Net realized investment gains and losses are determined on the basis of specific identification. Realized investment gains (losses) on most fixed income securities are transferred on an after tax basis to the IMR and amortized into income over the average remaining lives of the assets sold. Only realized investment gains (losses) which result from changes in the overall level of interest rates excluding securities whose NAIC rating classification at the end of the holding period is different from its NAIC rating classification at the beginning of the holding period by more than one NAIC rating classification are transferred to IMR. These gains (losses) are not included in net income in the year they occurred.

     The IMR at December 31 is as follows:

                                       2005      2004
                                     -------   -------
Reserve balance, beginning of year   $26,314   $25,727
Current year capital gains,
   net of tax                          6,352     4,112
Amortization of IMR                   (2,991)   (3,525)
                                     -------   -------
Reserve balance, end of year         $29,675   $26,314
                                     -------   -------

     Net realized investment gains reported in the statutory statement of operations net of tax and transfers to IMR were as follows:

                                             2005     2004      2003
                                            ------   ------   -------
Bonds                                       $7,881   $5,728   $12,102
Common stocks                                   --       --     2,229
Preferred stocks                                42       12        --
Other                                           --       --         3
                                            ------   ------   -------
Net realized investment gains                7,923    5,740    14,334
Less federal income tax expense (benefit)       64       (6)       --
Transferred to IMR                          (6,352)  (4,112)   (9,279)
                                            ------   ------   -------
Net realized investment gains
   net of tax and transfers to IMR          $1,507   $1,634   $ 5,055
                                            ------   ------   -------

     In 2005, the Company impaired one fixed income security. The security was from one automobile industry issuer and the amount of the impairment charge was $1,849. The Company had no fixed income security impairment charges in 2004. No securities were sold during 2005 that had been impaired in a previous year. For the full year 2003, the Company recorded fixed income security impairment charges totaling $7,200, $4,077 related to two of the Company's collateralized debt obligation (CDO) securities and the remaining $3,123 primarily related to two airline industry issuers. Gains realized in 2004 included $526 loss from sales of securities for which impairment charges were recorded in 2003. Gains realized in 2003 included $8,814 from sales of securities for which impairment charges were recorded in 2002.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     In each of the periods, the impaired securities were marked to fair value, and the write-downs were recorded as realized investment losses in the statutory statement of operations. These impairments were deemed to be other-than-temporary for one or more of the following reasons: the recovery of full value was not likely, the issuer defaulted or was likely to default due to the need to restructure its debt, or the Company had an intent to sell the security in the near future.

          CHANGE IN NET UNREALIZED CAPITAL GAINS (LOSSES)

     Certain investments, principally below investment grade bonds denoted by NAIC designations 3 through 6, are required to be carried at the lower of amortized cost or market. The resulting unrealized gains or losses are reflected as credits or charges to unassigned surplus. The ending unrealized capital gains (losses) also includes the change in non-admitted deferred tax assets related to unrealized capital gains (losses). This amount was $0 at December 31, 2005 and 2004, respectively.

                                    2005   2004   2003
                                    ----   ----   ----
Unrealized capital gains (losses)
   Beginning of period               $60    $60   $(75)
   End of period                      60     60     60
                                     ---    ---   ----
Increase for the period              $--    $--   $135
                                     ---    ---   ----

          BONDS

     At December 31, 2005, the fair value and gross unrealized capital losses of investments in bonds segregated between securities having an unrealized loss for less than 12 months and securities having an unrealized capital loss for 12 months or longer were as follows:

                                     LESS THAN 12 MONTHS       12 MONTHS OR LONGER              TOTAL
                                   -----------------------   -----------------------   -----------------------
                                                UNREALIZED                UNREALIZED                UNREALIZED
                                   FAIR VALUE     LOSSES     FAIR VALUE     LOSSES     FAIR VALUE     LOSSES
                                   ----------   ----------   ----------   ----------   ----------   ----------
AS OF DECEMBER 31, 2005
   U.S. government and
      agency obligations
      Mortgage-backed securities   $  419,016     $ 7,445     $146,838      $ 4,828    $  565,854     $12,273
      Other                           153,373       1,023       47,590        1,142       200,963       2,165
   Municipal bonds                      5,990          11       14,227          773        20,217         784
   Foreign government bonds             7,337         109           --           --         7,337         109
   Corporate bonds                    669,074      12,861      100,104        3,491       769,178      16,352
   Other mortgage-backed
      securities                       55,458       1,067       41,736        1,217        97,194       2,284
                                   ----------     -------     --------      -------    ----------     -------
         Totals                    $1,310,248     $22,516     $350,495      $11,451    $1,660,743     $33,967
                                   ==========     =======     ========      =======    ==========     =======

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     At December 31, 2005, the gross unrealized capital loss position in the investment portfolio was $33,967 (381 positions and less than 1.2% of the investment portfolio). A General Motors holding with a book value of $1,001 was the only security trading below 80% of amortized cost. It was trading at 70.8% of amortized cost. Securities with an investment grade rating represented 95% of the gross unrealized capital losses. The largest single unrealized capital loss was $1,148 on a FNMA mortgage-backed security purchased in June 2003 when interest rates hit 40 year lows. The majority of the unrealized capital losses were due to changes in interest rates. The portfolio included 73 securities that have been in an unrealized capital loss position for 12 months or greater, totaling $11,451 (of which $4,872 was from securities purchased in 2003 when interest rates were at record lows). The Company views the decrease in value of all of the securities with unrealized capital losses at December 31, 2005 as temporary, expects recovery in fair value, anticipates continued payments under the terms of the securities, and has the intent and ability to hold these securities until maturity or a recovery in fair value occurs. Therefore, no impairment of these securities was recorded at December 31, 2005.

     At December 31, 2005 and 2004, 2.9% and 3.9%, respectively, of the total bond portfolio (at amortized cost) consisted of private placement bonds. The market value of private placement bonds is estimated based upon factors including credit quality, interest rates and maturity dates.

     The carrying value and estimated fair value of investments in bonds and preferred stock as of December 31, 2005 and 2004 are as follows:

                                                          Gross        Gross      Estimated
                                           Carrying    Unrealized   Unrealized      Fair
           December 31, 2005                 value        gains       losses        value
           -----------------              ----------   ----------   ----------   ----------
U.S. government and agency obligations:
   Mortgage-backed securities             $  670,345     $ 2,785     $(12,273)   $  660,857
   Other                                     234,433       1,136       (2,165)      233,404
Municipal bonds                               48,280       2,112         (784)       49,608
Foreign government bonds                      27,881       1,651         (109)       29,423
Corporate securities                       1,811,615      68,290      (16,352)    1,863,553
Other mortgage-backed
   securities                                119,740       1,531       (2,284)      118,987
                                          ----------     -------     --------    ----------
Total                                     $2,912,294     $77,505     $(33,967)   $2,955,832
                                          ==========     =======     ========    ==========

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

                                                          Gross        Gross      Estimated
                                           Carrying    Unrealized   Unrealized      Fair
           December 31, 2004                 value        gains       losses        value
           -----------------              ----------   ----------   ----------   ----------
U.S. government and agency obligations:
   Mortgage-backed securities             $  647,796    $  9,457     $(2,139)    $  655,114
   Other                                     165,180       2,513        (379)       167,314
Municipal bonds                               52,479       2,033        (547)        53,965
Foreign government bonds                      30,660       3,809        (115)        34,354
Corporate securities                       1,705,178     112,068      (1,911)     1,815,335
Other mortgage-backed securities              82,607       1,967      (1,262)        83,312
                                          ----------    --------     -------     ----------
Total                                     $2,683,900    $131,847     $(6,353)    $2,809,394
                                          ==========    ========     =======     ==========

     U.S. government and agency obligations include securities issued by Federal National Mortgage Association of $541,651 and $531,144; Federal Home Loan Mortgage Association of $191,823 and $177,700; and Government National Mortgage Association of $29,493 and $21,004 as of December 31, 2005 and 2004, respectively.

     At December 31, 2005, .47% of the Company's investment portfolio was invested in collateralized mortgage obligations (CMOs) excluding mortgage obligations of United States governmental agencies. The average credit quality rating of the Company's investment in CMOs was AAA and NAIC 1 -the highest ratings. The market value of CMOs at December 31, 2005 was $82,325 compared to a $84,596 carrying value. The average duration of the Company's investment in CMOs was 4.67 years at December 31, 2005.

     The carrying value and estimated fair value of bonds by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                         Estimated
                                            Carrying       Fair
            December 31, 2005                 Value        Value
            -----------------              ----------   ----------
Due in one year or less                    $  213,511   $  216,702
Due after one year through five years         840,893      853,464
Due after five years through ten years        994,909    1,009,784
Due after ten years through twenty years      270,070      274,107
Due after twenty years                        592,911      601,775
                                           ----------   ----------
Total bonds                                $2,912,294   $2,955,832
                                           ==========   ==========

     Proceeds from dispositions of investments in bonds and stocks during 2005, 2004 and 2003 were $580,205, $771,574 and $1,253,720, respectively. Gross gains of $16,969, $9,059 and $30,336 and gross losses of $9,046, $3,319 and
     $16,001 were realized on those sales for 2005, 2004 and 2003, respectively.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

          DEPOSITS

     Included in bonds is the carrying value of securities on deposit with governmental authorities, as required by law, as of December 31 were as follows:

                                            2005     2004
                                           ------   ------
Held for all policyholders                 $1,731   $1,758
Held for policyholders in certain states      982      987
                                           ------   ------
Total deposits                             $2,713   $2,745
                                           ======   ======

          SECURITIES LENDING

     The Company participates in a securities lending program. Acceptable collateral for this program is U.S. Government securities, U.S. Government Agency securities and cash. The collateral is not restricted. The initial collateral received is 102% of the market value of the securities loaned, and the collateral is subsequently maintained at a minimum of 101% of the market value of the securities loaned. As of December 31, 2005 and 2004, the Company had $183,584 and $0 respectively, in outstanding securities loaned. The related asset of $184,682 for collateral received is included in short-term investments.

          INVESTMENTS IN ENTITIES EXCEEDING 10% OF CAPITAL AND SURPLUS

     The names of entities (other than the U.S. Government and government agencies and authorities) in which the total amount invested exceeds 10% of total capital and surplus at December 31, 2005 is as follows:

                       Standard & Poors   Carrying
Bonds:                      rating          value
------                 ----------------   --------
Citigroup                     AA-          $25,204
Bank of America Corp          AAA           23,197

(3)  RELATED PARTY TRANSACTIONS

     The Company has common management and shares office facilities with HMEC and other affiliates and is a party to several intercompany service agreements. Under these agreements, the Company paid $95,527, $97,490, and $114,262 for management, administrative, data processing, commissions and agency services, utilization of personnel, and investment advisory services in 2005, 2004 and 2003, respectively.

     The Company had balances payable to affiliates of $0 and $797 at December 31, 2005 and 2004, respectively included in "accrued expenses" and "other liabilities" in the statutory statements of admitted assets, liabilities and capital and surplus.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     ALIC reinsures all of the Company's life insurance business in the state of Arizona. Effective January 1, 2001, ALIC also assumed a small block of Florida whole life business from the Company.

     The Company holds a mortgage loan on the home office property from Horace Mann Service Corporation (HMSC), an affiliated company, in the amount of $14,069 as of December 31, 2005.

     The Company has no common stock investments in any upstream companies or affiliates.

(4)  FEDERAL INCOME TAXES

     Federal income tax expense for the years ended December 31, 2005, 2004 and 2003, consist of the following major components:

                                                    2005      2004      2003
                                                  --------   ------   -------
Current income tax (benefit) expense
   from operations                                $(10,225)  $5,695   $10,003
Prior year (over) under accrual of tax reserves     (1,724)     384    (4,189)
Resolution of contingent tax liabilities            (3,609)      --        --
                                                  --------   ------   -------
Federal income tax (benefit) expense
   from operations                                 (15,558)   6,079     5,814
                                                  --------   ------   -------
Tax expense (benefit) from net
   realized capital gains (losses)                      64       (6)       --
                                                  --------   ------   -------
Federal income tax (benefit) expense              $(15,494)  $6,073   $ 5,814
                                                  --------   ------   -------

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     The components of the net admitted deferred tax assets (DTAs) and deferred tax liabilities (DTLs) as of December 31, 2005, and 2004 are as follows:

                                  2005      2004     Change
                                -------   -------   -------
Total of all DTAs
   (admitted and nonadmitted)   $55,696   $62,436   $(6,740)
Total of all DTLs                20,362    20,301        61
                                -------   -------   -------
Net DTAs                         35,334    42,135    (6,801)
Total DTAs non-admitted          29,364    33,382    (4,018)
                                -------   -------   -------
Net admitted DTAs               $ 5,970   $ 8,753   $(2,783)
                                -------   -------   -------

     The change in deferred income taxes reported in surplus before consideration of nonadmitted assets is comprised of the following components:

                                            2005      2004     Change
                                          -------   -------   -------
Net DTA                                   $35,334   $42,135   $(6,801)
                                          -------   -------   -------
Net tax effect without unrealized gains
   and losses                             $35,334   $42,135   $(6,801)
                                          -------   -------   -------

     The net DTAs at December 31, 2005 and 2004, is included in deferred tax assets on the accompanying statutory statement of admitted assets, liabilities, capital and surplus. There are no temporary differences for which DTLs have not been recognized.

     DTAs resulting from book/tax differences in:

                                        2005      2004
                                      -------   -------
Policy benefits                       $34,259   $38,235
Policy acquisition costs               10,783    10,763
Investments                             1,524       824
Capital loss carry forwards               812     4,249
Allocated OPEB and pension accruals     4,116     5,144
General expense accruals                3,731     2,783
Other                                     471       438
                                      -------   -------
Total DTAs                            $55,696   $62,436
                                      -------   -------
Total DTAs non-admitted               $29,364   $33,382
                                      -------   -------
Admitted DTAs                         $26,332   $29,054
                                      -------   -------

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

DTLs resulting from book/tax differences in:

                                      2005      2004
                                    -------   -------
Investments                         $ 1,259   $ 1,086
Premiums deferred and uncollected    14,659    16,021
Policy benefits                       3,521     3,194
Other                                   923        --
                                    -------   -------
Total DTLs                          $20,362   $20,301
                                    -------   -------
Net admitted DTAs                   $ 5,970   $ 8,753
                                    -------   -------

     The Company's income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35% to income before income taxes as follows:

                                                               2005       2004
                                                             --------   -------
Current income tax (benefit) expense incurred                $(15,494)  $ 6,073
Change in deferred income tax
   (without tax on unrealized gains and losses)                 6,801    (5,161)
                                                             --------   -------
Total income tax (benefit) expense reported                    (8,693)      912
                                                             --------   -------
Income before taxes                                            15,359    29,922
                                                             --------   -------
Expected income tax expense at 35%
   statutory rate                                               5,376    10,473
                                                             --------   -------
Increase (decrease) in actual tax reported resulting from:
   Dividends received deduction                                (1,460)   (1,308)
   Nondeductible expense for meals,
      penalties and lobbying                                      111       115
   Tax adjustment for IMR                                      (1,047)   (1,234)
   Deferred tax benefit on non-admitted assets                   (247)       58
   Resolution of contingent tax liabilities                    (3,609)       --
   Reinsurance                                                 (9,100)   (2,275)
   Provision to return                                            724    (4,844)
   Other                                                          559       (73)
                                                             --------   -------
Total income tax (benefit) expense                           $ (8,693)  $   912
                                                             ========   =======

     As of December 31, 2005, there are no net operating loss carryforwards available to offset against future taxable income. As of December 31, 2005, there are capital loss carryforwards available of $2,318.

     The amount of federal income taxes incurred that are available for recoupment in the event of future net losses are $0, $3,170 and $8,863 for 2005, 2004, and 2003 respectively.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

(5)  RESTRICTIONS OF SURPLUS

     The amount of dividends which can be paid by Illinois insurance companies without prior approval of the State Insurance Commissioner is subject to restrictions relating to profitability and statutory surplus. Dividends which may be paid to the Parent Company during 2006 without prior approval are approximately $24,500. Dividend payments were $0, $9,000 and $15,000 in 2005, 2004 and 2003, respectively.

     Under applicable Illinois insurance laws and regulations, the Company is required to maintain a minimum capital and surplus of $1,500.

(6)  FAIR VALUE OF FINANCIAL INSTRUMENTS

     U.S. generally accepted accounting principles require that the Company disclose estimated fair values for certain financial instruments. Fair values of the Company's insurance contracts other than annuity contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk through the matching of investment maturities with amounts due under insurance contracts. The following methods and assumptions were used to estimate the fair value of financial instruments.

     Investments - For fixed maturities and short-term and other investments, fair value equals quoted market value, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities, adjusted for differences between the quoted securities and the securities being valued. The fair value of mortgage loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and the same remaining maturities. The fair value of contract loans is based on estimates using discounted cash flow analysis and current interest rates being offered for new loans.

     Annuity Contract Liabilities and Policyholder Account Balances on Interest-sensitive Life Contracts - The fair values of annuity contract liabilities and policyholder account balances on interest-sensitive life contracts are equal to the discounted estimated future cash flows (using the Company's current interest rates earned on its investments) including an adjustment for risk that the timing or amount of cash flows will vary from management's estimate.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     Policyholder Funds On Deposit - Policyholder funds on deposit are supplementary contract reserves and dividend accumulations which represent deposits that do not have defined maturities. The carrying value of these funds is used as a reasonable estimate of fair value.

     The carrying amounts and fair values of financial instruments at December 31, 2005 consisted of the following:

                                         Carrying       Fair
                                          amount       value
                                        ----------   ----------
Financial Assets
   Bonds                                $2,912,294   $2,955,832
   Mortgage loans                           17,682       18,265
   Short-term investments                  190,798      190,798
   Contract loans and preferred stock       85,139       88,099
                                        ----------   ----------
      Total investments                 $3,205,913   $3,252,994
   Asset valuation reserve                  13,137           --
                                        ----------   ----------
      Total investments less asset
         valuation reserve              $3,192,776   $3,252,994
   Cash                                      1,859        1,859
                                        ----------   ----------
Financial Liabilities
   Policyholder account
      balances on interest-sensitive
      life contracts                    $   84,089   $   78,535
   Annuity contract liabilities          1,789,273    1,649,439
   Policyholder funds on deposit           143,588      143,588
                                        ----------   ----------

     Fair value estimates shown above are dependent upon subjective assumptions and involve significant uncertainties resulting in variability in estimates with changes in assumptions. Fair value assumptions are based upon subjective estimates of market conditions and perceived risks of financial instruments at a certain point in time. The disclosed fair values do not reflect any premium or discount that could result from offering for sale at one time an entire holding of a particular financial instrument. In addition, potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

(7) DIFFERENCES BETWEEN U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND STATUTORY ACCOUNTING PRACTICES

     Statutory accounting practices differ in some respects from U.S. generally accepted accounting principles (GAAP). The most significant differences between statutory accounting practices and GAAP are described as follows; for purposes of GAAP:

     (a) Aggregate reserves for future life benefits are computed on the net level premium method using estimates of future investment yield, mortality, and withdrawal.

     (b) Aggregate reserve for annuity contracts are carried at accumulated policyholder values without reduction for potential surrender or withdrawal charges.

     (c) Annuity considerations and other fund deposits are reflected as deposits rather than revenue.

     (d) Acquisition costs are deferred and amortized in proportion to anticipated premiums over the terms of the insurance policies for individual life contracts and amortized over 20 years in proportion to estimated gross profits for interest-sensitive life and investment (annuity) contracts.

     (e) Non-admitted assets less applicable allowance accounts are restored to the balance sheet.

     (f)  Asset valuation and interest maintenance reserves are not provided.

     (g) The assets and liabilities are revalued as of the date of acquisition of HMEC and its subsidiaries in August, 1989.

     (h) Realized investment gains (losses) resulting from changes in interest rates are recognized in income when the related security is sold.

     (i) Reinsurance ceded credits are recognized as assets in GAAP basis financial statements.

     (j) Fixed maturity investments (bonds) categorized as available for sale. Such investments are carried at fair value with changes in fair value charged or credited to shareholder's equity, net of deferred income taxes.

     (k) The statement of cash flows is presented in a format as prescribed by Statement of Financial Accounting Standards No. 95.

     (l)  A statement of comprehensive income is required.

     (m) Retroactive Coinsurance and modified coinsurance transactions are recognized as deposits. Statutory ceded premiums, ceded benefits paid, ceded change in reserves and change in surplus as the result of reinsurance are removed from GAAP reporting.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     (n) The realization of DTAs under GAAP is evaluated utilizing a "more likely than not" standard. A valuation allowance is established for DTAs deemed not realizable using this standard. Under statutory accounting principles, the realization of DTAs is determined utilizing an admissibility test outlined in statement of Statutory Accounting Principles No. 10 - Income Taxes. Based on these tests a portion of gross DTAs are non-admitted for statutory accounting purposes. Additionally, changes in the balances of DTAs and DTLs result in increases or decreases of income under GAAP, whereas under statutory accounting principles, these changes directly impact surplus.

     The aggregate effect of the foregoing differences has not been determined separately for the Company.

(8)  REINSURANCE

     The Company cedes reinsurance primarily to limit losses from large exposures and to permit recovery of a portion of direct losses; however, such a transfer does not relieve the Company of its primary obligation to the policyholders.

     Information with respect to reinsurance ceded and assumed by the Company is set forth below.

                                             2005       2004       2003
                                          ---------   --------   --------
Direct life insurance premiums            $ 103,897   $107,503   $111,223
Life insurance premiums ceded:
   To ALIC                                    1,639      1,533      1,525
   Coinsurance and Modified
   Coinsurance agreement                   (463,393)    49,538    149,051
   Other                                      2,542      2,751      3,238
                                          ---------   --------   --------
Net life insurance premiums as reported     563,109     53,681    (42,591)
Reserve adjustment on reinsurance ceded
   as reported                             (447,384)    10,000    118,813
Life insurance reserves ceded:
   To ALIC                                   11,351     11,382     10,198
   To other companies                         3,713     43,157     53,179
Accident and health premiums ceded:
   To other companies                         2,365      2,685      2,866
Amounts recoverable from reinsurers
   on paid losses                               717        347      1,040

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     The maximum amount of direct individual ordinary insurance retained on any standard life is $200 and a maximum of $100 or $125 is retained on each group life policy depending on the type of coverage. Amounts in excess of the retained portion are ceded on a yearly renewable term basis of reinsurance. The Company also maintains a life catastrophe reinsurance program. The Company reinsures 100% of the catastrophe risk in excess of $1,000 up to $15,000 per occurrence. This program covers acts of terrorism but excludes nuclear, biological and chemical explosions as well as other acts of war.

     During 2001, the Company entered into a quota share reinsurance agreement with Hartford Life and Accident Insurance Company to cede 50% of the Company's disability income policies.

     On December 31, 2003, the Company entered into a reinsurance agreement with the United States branch of Sun Life Assurance Company of Canada (SLACC) which replaced the 2002 agreement with Sun Life Reinsurance Company Limited (SLRCL), a member of the Sun Life Financial Group. Under the terms of the December 31, 2003 agreement the Company ceded to SLACC, on a combination coinsurance and modified coinsurance basis, a 75% quota share of the Company's in force interest-sensitive life block of business issued prior to January 1, 2002, representing an increase from the 58% quota share which was in place under the 2002 agreement. SLACC assumed its proportional share of all risks attendant to the business reinsured such as mortality, persistency and investment risk, reducing the Company's liabilities under statutory accounting principles to the extent of the ceded commission. The initial ceding commission received by the Company was $50.0 million and resulted in a $32.5 million after-tax increase in the Company's statutory surplus. The Company's statutory surplus was reduced by $26.0 million (including $21.5 million due to the early termination of the contract noted below) and $6.5 million in 2005 and 2004, respectively. Fees related to these transactions reduced the Company's pretax income by $558 and $973 in 2005 and 2004, respectively. These transactions improved the statutory operating leverage and risk-based capital ratio of the Company.

     Effective July 1, 2005 the Company terminated its reinsurance agreement with SLACC. The early recapture of the reinsurance agreement had the following impact:

Premiums earned                                           $ 487,384
Commissions and expense allowances on reinsurance ceded     (11,583)
Reserve adjustment on reinsurance ceded                    (454,291)
                                                          ---------
Increase in aggregate reserves for life and accident
   and health contracts                                      33,093
Federal and foreign income taxes                            (11,583)
Change in surplus as a result of recapture                  (21,511)
                                                          ---------

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

     At December 31, 2005 and 2004 the Company has outstanding surplus relief of $0 and $40,000 and modified coinsurance reserves of $0 and $437,338, respectively, related to the contract with SLACC.

(9)  PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

     The Company is a member of the Horace Mann group of insurance companies. All the Company's personnel are employees of HMSC. Salaries, pension and related benefits are allocated to the Company for these services.

          PENSION PLANS

     HMSC has the following retirement plans: a defined contribution plan; a 401(k) plan; a defined benefit plan for employees hired on or before December 31, 1998; and certain employees participate in a supplemental defined benefit plan or a supplemental defined contribution plan or both.

     After completing the first year of employment, all employees of HMSC participate in the defined contribution plan. Under the defined contribution plan, HMSC makes contributions to each participant's account based on eligible compensation and years of service. Participants are 100% vested in this plan after 5 years of service.

     All employees of HMSC participate in a 401(k) plan. HMSC contributes 3% of eligible compensation to each employee's account, which is 100% vested at the time of the contribution. In addition, employees may voluntarily contribute up to 20% of their eligible compensation into their account.

     Effective April 1, 2002, participants stopped accruing benefits under the defined benefit and supplemental defined benefit plans but continue to retain the benefits they had accrued to date. Amounts earned under the defined benefit and supplemental defined benefit plans have been based on years of service and the highest 36 consecutive months of earnings under the plan (through March 31, 2002). Participants are 100% vested in these defined benefit plans after 5 years of service.

     HMSC's policy with respect to funding the defined benefit plan is to contribute amounts which are actuarially determined to provide the plan with sufficient assets to meet future benefit payments consistent with the funding requirements of federal laws and regulations. For the defined contribution, 401(k) and defined benefit plans, investments have been set aside in a trust fund; whereas the supplemental retirement plans are unfunded non-qualified plans.

     Employees whose compensation exceeds the limits covered under the qualified plans participate in an unfunded, non-qualified defined contribution plan. HMSC accrues an amount for each participant based on their compensation, years of service and account balance. Participants are 100% vested in this plan after 5 years of service.

     The Company has no obligations to current or former employees for benefits after their employment but before their retirement.

     Total pension expense allocated to the Company was $5,689, $5,384, and $6,025 for 2005, 2004 and 2003, respectively.

                                                                     (Continued)

HORACE MANN LIFE INSURANCE COMPANY

Notes to Statutory Financial Statements

(In thousands)

          POSTEMPLOYMENT BENEFITS

     In addition to providing pension benefits, HMSC also provides certain health care and life insurance benefits to retired employees and eligible dependents. Effective January 1, 2004, only employees who were at least age 50 with at least 15 years of service in 2004 are eligible to continue in this program. Postretirement benefits other than pensions of active and retired employees are accrued as expense over the employees' service years. The allocated cost of these benefits totaled $282, $102, and $195 for the years ended December 31, 2005, 2004 and 2003, respectively.

(10) LAWSUITS AND LEGAL PROCEEDINGS

     There are various lawsuits and legal proceedings against the Company. Management and legal counsel are of the opinion that the ultimate disposition of such litigation will have no material adverse effect on the Company's financial position or results of operation.

(11) RISK-BASED CAPITAL

     The insurance departments of various states, including the Company's domiciliary state of Illinois impose risk-based capital (RBC) requirements on insurance enterprises. The RBC calculation serves as a benchmark for the regulation of insurance companies by state insurance regulators. The requirements apply various weighted factors to financial balances or activity levels based on their perceived degree of risk.

     The RBC guidelines define specific capital levels where regulatory intervention is required based on the ratio of a company's actual total adjusted capital (sum of capital and surplus and AVR) to control levels determined by the RBC formula. At December 31, 2005, the Company's actual total adjusted capital was $243,858 and the authorized control level risk-based capital was $27,914.

(12) OTHER ITEMS

     The Company had one life claim as a result of the September 11, 2001 events which totaled $30. This claim was paid in October 2001.

                       HORACE MANN LIFE INSURANCE COMPANY

          SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES - SCHEDULE A

              ANNUAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2005
                                 (In thousands)

The following is a summary of certain financial data included in other exhibits and schedules subjected to audit procedures by independent auditors and utilized by actuaries in the determination of reserves.

INVESTMENT INCOME EARNED:
   U. S. Government Bonds                                      $  9,857
   Other bonds (unaffiliated)                                   146,940
   Bonds of affiliates                                               --
   Preferred stocks (unaffiliated)                                    1
   Preferred stocks of affiliates                                    --
   Common stocks (unaffiliated)                                      --
   Common stocks of affiliates                                       --
   Mortgage loans                                                 1,564
   Real estate                                                       --
   Contract loans                                                 4,946
   Cash and cash equivalents                                         --
   Short-term investments                                         1,208
   Other invested assets                                             --
   Derivative instruments                                            --
   Aggregate write-ins for investment income                          1
   Gross investment income                                     $164,517
                                                               ========
REAL ESTATE OWNED - BOOK VALUE LESS ENCUMBRANCES                     --
                                                               ========
MORTGAGE LOANS - BOOK VALUE:
   Farm mortgages                                              $     --
   Residential mortgages                                            206
   Commercial mortgages                                          17,476
   Total mortgage loans                                        $ 17,682
                                                               ========
MORTGAGE LOANS BY STANDING - BOOK VALUE:
   Good standing                                               $ 17,682
                                                               ========
   Good standing with restructured terms                             --
                                                               ========
   Interest overdue more than 90 days,
      not in foreclosure                                       $     --
                                                               ========
   Foreclosure in process                                            --
                                                               ========

See accompanying independent auditors' report.

                       HORACE MANN LIFE INSURANCE COMPANY

              ANNUAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2005
                                 (In thousands)

OTHER LONG TERM ASSETS - STATEMENT VALUE                       $       --
                                                               ==========
COLLATERAL LOANS                                                       --
                                                               ==========
BONDS AND STOCKS OF PARENTS, SUBSIDIARIES
   AND AFFILIATES - BOOK VALUE
   Bonds                                                               --
                                                               ==========
   Preferred Stocks                                                    --
                                                               ==========
   Common Stocks                                                       --
                                                               ==========
BONDS AND SHORT-TERM INVESTMENTS BY CLASS AND MATURITY:
   Bonds by Maturity - Statement Value
      Due within 1 year or less                                $  404,309
      Over 1 year through 5 years                                 840,893
      Over 5 years through 10 years                               994,909
      Over 10 years through 20 years                              270,070
      Over 20 years                                               592,911
      Total by Maturity                                        $3,103,092
                                                               ==========
   Bonds by Class - Statement Value
      Class 1                                                  $2,289,714
      Class 2                                                     686,578
      Class 3                                                      40,427
      Class 4                                                      84,773
      Class 5                                                         383
      Class 6                                                       1,217
      Total by Class                                           $3,103,092
                                                               ==========
      Total Bonds Publicly Traded                              $3,013,596
                                                               ----------
      Total Bonds Privately Placed                             $   89,496
                                                               ----------
PREFERRED STOCKS - STATEMENT VALUE                                     --
COMMON STOCKS - MARKET VALUE                                   $       --
                                                               ==========
SHORT-TERM INVESTMENTS - BOOK VALUE                            $  190,798
                                                               ==========
OPTIONS, CAPS, FLOORS OWNED - STATEMENT VALUE                          --
                                                               ==========
OPTIONS, CAPS, FLOORS WRITTEN AND IN FORCE - STATEMENT VALUE           --
                                                               ==========
COLLAR, SWAPS AND FORWARD AGREEMENTS OPEN - STATEMENT VALUE            --
                                                               ==========
FUTURES CONTRACTS OPEN - CURRENT VALUE                                 --
                                                               ==========
CASH ON DEPOSIT                                                $    1,859
                                                               ==========

See accompanying independent auditors' report.

                       HORACE MANN LIFE INSURANCE COMPANY
    SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES - SCHEDULE A (CONTINUED)
              ANNUAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2005
                                 (In thousands)

LIFE INSURANCE IN FORCE:
      Industrial                                                        --
                                                               ===========
      Ordinary                                                 $11,588,543
                                                               ===========
      Credit Life                                                       --
                                                               ===========
      Group Life                                               $ 1,553,621
                                                               ===========
Amount of Accidental Death Insurance In Force Under
   Ordinary Policies                                           $   386,254
                                                               ===========
LIFE INSURANCE POLICIES WITH DISABILITY PROVISIONS
   IN FORCE:
      Industrial                                                        --
                                                               ===========
      Ordinary                                                 $ 7,334,309
                                                               ===========
      Credit Life                                                       --
                                                               ===========
      Group Life                                               $ 1,508,641
                                                               ===========
SUPPLEMENTAL CONTRACTS IN FORCE:
      Ordinary - Not Involving Life Contingencies
         Amount on Deposit                                     $   139,880
                                                               ===========
         Income Payable                                        $    26,321
                                                               ===========
      Ordinary - Involving Life Contingencies
         Income Payable                                        $    12,710
                                                               ===========
      Group - Not Involving Life Contingencies
         Amount on Deposit                                              --
                                                               ===========
         Income Payable                                                 --
                                                               ===========
      Group - Involving Life Contingencies
         Income Payable                                                 --
                                                               ===========
ANNUITIES:
   Ordinary:
      Immediate - Amount of Income Payable                              --
                                                               ===========
      Deferred - Fully Paid Account Balance                    $       220
                                                               ===========
      Deferred - Not Fully Paid Account Balance                $ 1,634,300
                                                               ===========
   Group:
      Amount of Income Payable                                          --
                                                               ===========
      Fully Paid Account Balance                                        --
                                                               ===========
      Not Fully Paid Account Balance                           $    46,685
                                                               ===========


See accompanying independent auditors' report.

                       HORACE MANN LIFE INSURANCE COMPANY

              ANNUAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2005
                                 (In thousands)

ACCIDENT AND HEALTH INSURANCE PREMIUMS IN FORCE:
   Ordinary                                                    $3,098
                                                               ======
   Group                                                        3,504
                                                               ======
   Credit                                                          --
                                                               ======
DEPOSIT FUNDS AND DIVIDEND ACCUMULATIONS:
   Deposit Funds - Account Balance                                  3
                                                               ======
   Dividend Accumulations - Account Balance                    $2,957
                                                               ======
CLAIM PAYMENTS CALENDAR YEAR 2005
   Group Accident and Health Year
      Year Incurred
         2005                                                  $  285
                                                               ======
         2004                                                  $  366
                                                               ======
         2003                                                  $   68
                                                               ======
         2002                                                  $   25
                                                               ======
         2001                                                  $  135
                                                               ======
         Prior                                                 $1,109
                                                               ======
   Other Accident & Health
      Year Incurred
         2005                                                  $  413
                                                               ======
         2004                                                  $  455
                                                               ======
         2003                                                  $   52
                                                               ======
         2002                                                  $    7
                                                               ======
         2001                                                  $   21
                                                               ======
         Prior                                                 $  134
                                                               ======
   Other Coverages that Use Developmental Methods
      to Calculate Claims Reserves
      Year Incurred
         2005                                                      --
                                                               ======
         2004                                                      --
                                                               ======
         2003                                                      --
                                                               ======
         2002                                                      --
                                                               ======
         2001                                                      --
                                                               ======
         Prior                                                     --
                                                               ======

See accompanying independent auditors' report.

                       HORACE MANN LIFE INSURANCE COMPANY
                    SUMMARY INVESTMENT SCHEDULE - SCHEDULE B
                                DECEMBER 31, 2005
                                 (In thousands)

                                                                                              Admitted Assets as
                                                                         Gross Investment      Reported in the
                        Investment Categories                                Holdings          Annual Statement
                        ---------------------                          -------------------   -------------------
Bonds:
   US Treasury securities                                              $   93,811    2.924%  $   93,811    2.924%
   US government agency obligations:
      Issued by US government agencies                                     82,525    2.573       82,525    2.573
      Issued by US government sponsored
         agencies                                                          58,097    1.811       58,097    1.811
   Foreign government                                                      27,881    0.869       27,881    0.869
   Securities issued by states, territories
      and possessions and political
      subdivisions in the US:
      States, territories and possessions
         general obligations                                                8,000    0.249        8,000    0.249
      Political subdivisions of states,
         territories and possessions and political
         subdivisions general obligations                                      --    0.000           --    0.000
      Revenue and assessment obligations                                   40,280    1.256       40,280    1.256
      Industrial development and
         similar obligations
   Mortgage-backed securities:
      Pass-through securities:
         Issued or guaranteed by GNMA                                      29,493    0.919       29,493    0.919
         Issued or guaranteed by FNMA and FHLMC                           630,000   19.640      630,000   19.640
         All other                                                             92    0.003           92    0.003
      CMOs and REMICs:
         Issued or guaranteed by GNMA, FNMA,
            FHLMC or VA                                                    10,851    0.338       10,851    0.338
         Issued by non-US government issuers and
            collateralized by MBS issued or
            guaranteed by GNMA, FNMA, FHLMC or VA                              --    0.000           --    0.000
         All other                                                         15,131    0.472       15,131    0.472
Other debt and other fixed income securities (excluding short-term):
   Unaffiliated domestic securities                                     1,680,714   52.396    1,680,714   52.396
   Unaffiliated foreign securities                                        235,419    7.339      235,419    7.339
   Affiliated securities                                                       --    0.000           --    0.000
Equity interests:
   Investments in mutual funds Preferred stocks:
      Affiliated                                                               --    0.000           --    0.000
      Unaffiliated                                                             --    0.000           --    0.000
   Publicly traded equity securities:
      Affiliated                                                               --    0.000           --    0.000
      Unaffiliated                                                             --    0.000           --    0.000

See accompanying independent auditors' report.

                                                                     (Continued)

                       HORACE MANN LIFE INSURANCE COMPANY
              SUMMARY INVESTMENT SCHEDULE - SCHEDULE B (CONTINUED)
                                DECEMBER 31, 2005
                                 (In thousands)

                                                                         Admitted Assets as
                                                     Gross Investment      Reported in the
              Investment Categories                      Holdings         Annual Statement
              ---------------------                 ------------------   ------------------
Equity interests (continued)
   Other equity securites:
      Affiliated                                    $       --   0.000%  $       --   0.000%
      Unaffiliated                                          --   0.000           --   0.000
   Other equity interests including tangible
      personal property under leases:
      Affiliated                                            --   0.000           --   0.000
      Unaffiliated                                          --   0.000           --   0.000
Mortgage loans:
   Construction and land development                        --   0.000           --   0.000
   Agricultural                                             --   0.000           --   0.000
   Single family residential properties                    206   0.006          206   0.006
   Multifamily residential properties                       --   0.000           --   0.000
   Commercial loans                                     17,476   0.545       17,476   0.545
   Mezzanine real estate loans                              --   0.000           --   0.000
Real estate investments:
   Property occupied by company                             --   0.000           --   0.000
   Property held for the production of income               --   0.000           --   0.000
   Property held for sale                                   --   0.000           --   0.000
Contract loans                                          85,139   2.654       85,139   2.654
Receivable for securities                                   --   0.000           --   0.000
Cash, cash equivalents and short-term investments      192,657   6.006      192,657   6.006
Other invested assets                                       --   0.000           --   0.000
                                                    ----------   -----   ----------   -----
Total invested assets                               $3,207,772     100%  $3,207,772     100%
                                                    ==========   =====   ==========   =====

See accompanying independent auditors' report.

                                                                     (Continued)

                       HORACE MANN LIFE INSURANCE COMPANY
     SCHEDULE OF SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES - SCHEDULE C
                                DECEMBER 31, 2005
                                 (In thousands)

1.)   Total admitted assets excluding variable annuity assets
       held in separate account:                                   $3,315,281

2.)   10 Largest exposures to a single issuer/borrower/investment:

  Issuer                       Investment Category              Amount         Percentage
  ------                       -------------------              ------         ----------
Citigroup                Indust., Misc.-Issuer Oblig.         $ 25,204            0.8%
Bank of America Corp     Indust., Misc.-Issuer Oblig.           23,197            0.7
Morgan Stanley           Indust., Misc.-Issuer Oblig.           23,013            0.7
General Electric         Indust., Misc.-Issuer Oblig.           22,412            0.7
J P Morgan               Indust., Misc.-Issuer Oblig.           21,937            0.7
Wachovia                 Indust., Misc.-Issuer Oblig.           19,178            0.6
SLM Corp                 Indust., Misc.-Issuer Oblig.           17,553            0.5
Wells Fargo Bank         Indust., Misc.-Issuer Oblig.           17,318            0.5
Verizon                  Indust., Misc.-Issuer Oblig.           17,271            0.5
Vodafone                 Indust., Misc.-Issuer Oblig.           16,899            0.5

3.) Total admitted assets held in bonds, short-term investments, and preferred stocks by NAIC rating:

 Bonds          Amount      Percentage        Stocks           Amount      Percentage
 -----          ------      ----------        ------           ------      ----------
NAIC-1      $ 2,289,715       69.1%           P/RP-1           $  -            0.0%
NAIC-2          686,578       20.7            P/RP-2              -            0.0
NAIC-3           40,427        1.2            P/RP-3              -            0.0
NAIC-4           84,773        2.6            P/RP-4              -            0.0
NAIC-5              382        0.0            P/RP-5              -            0.0
NAIC-6            1,217        0.0            P/RP-6              -            0.0

4.)   Assets held in foreign investments:

Total admitted assets held in foreign investments (excluding Canadian):          $ 183,838      5.5%
Foreign-currency denominated investments:                                        $       0      0.0
Insurance liabilities denominated in that same foreign currency:                 $       0      0.0

5.) Aggregate foreign investment exposure categorized by NAIC sovereign rating:

                                          Amount          Percentage
                                          ------          ----------
Countries rated by NAIC-1                $129,236             3.9%
Countries rated by NAIC-2                  52,799             1.6
Countries rated by NAIC-3 or below          1,803             0.1

See accompanying independent auditors' report.                       (Continued)

                       HORACE MANN LIFE INSURANCE COMPANY
     SCHEDULE OF SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES - SCHEDULE C
                                  (CONTINUED)
                                DECEMBER 31, 2005
                                 (In thousands)

6.) Two largest foreign investment exposures to a single country, categorized by the country's NAIC sovereign rating:

                                                Amount      Percentage
                                                ------      ----------
Countries rated by NAIC-1
    Country:       United Kingdom              $60,784         1.8%
    Country:       Netherlands                  30,125         0.9
Countries rated by NAIC-2
    Country:       United Kingdom               19,948         0.6
    Country:       Luxembourg                   15,942         0.5
Countries rated by NAIC-3 or below
    Country:       Bahamas                       1,053         0.0
    Country:       Bermuda                         750         0.0

7.)   There was no aggregate unhedged foreign currency exposure.

8.)   There was no aggregate unhedged foreign currency exposure.

9.)   There was no aggregate unhedged foreign currency exposure.

10.)  10 largest non-sovereign foreign issues:

     Issuer                              NAIC Rating        Amount          Percentage
     ------                              -----------        ------          ----------
Vodafone                                       1           $ 16,899             0.5%
National Australia Bank                        1             14,079             0.4
Deutsche Telecom                               1             13,386             0.4
Nationwide Building Society                    1             11,989             0.4
British Telecom PLC                            1             10,391             0.3
Telecom Italia Capital                         2              9,974             0.3
Astrazeneca                                    1              9,095             0.3
Pearson Dollar Fin PLC                         2              7,985             0.2
International Nederland Bank                   1              7,679             0.2
Royal Bank of Scotland Group                   1              7,069             0.2

11.) There were no admitted assets held in Canadian investments and unhedged Canadian currency exposure that exceeded 2.5% of the reporting entity's total admitted assets.

12.) There were no admitted assets held in investments with contractual sales restrictions.

13.) There were no admitted assets held in equity interests that exceeded 2.5% of the reporting entity's total admitted assets.

14.) There were no admitted assets held in nonaffiliated, privately placed equities that exceeded 2.5% of the reporting entity's total admitted assets.

See accompanying independent auditors' report.                       (Continued)

                       HORACE MANN LIFE INSURANCE COMPANY
     SCHEDULE OF SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES - SCHEDULE C
                                   (CONTINUED)
                                DECEMBER 31, 2005
                                 (In thousands)

15.)  There were no admitted assets held in general partnership interests.

16.) There were no admitted assets held in mortgage loans reported in the Annual Statement in Schedule B that exceeded 2.5% of the Company's total admitted assets.

18.)  There were no admitted assets held in real estate.

19.)  Total admitted assets subject to the following types of agreements:

                                         At Year End                       At End of Each Quarter
   Admitted Type                    Amount      Percentage     1st Qtr            2nd Qtr            3rd Qtr
   -------------                    ------      ----------     -------            -------            -------
Securities lending                $ 184,682       5.6%        $ 253,167          $ 289,646          $ 350,230
Repurchase                                -       0.0                 -                  -                  -
Reverse repurchase                        -       0.0                 -                  -                  -
Dollar repurchase                         -       0.0                 -                  -                  -
Dollar reverse repurchase                 -       0.0                 -                  -                  -

20.) There were no admitted assets for warrants not attached to other financial instruments, options, caps, and floors.

21.) There were no admitted assets of potential exposure for collars, swaps and forwards.

22.)  There were no admitted assets of potential exposure for future contracts.

See accompanying independent auditors' report.

                       HORACE MANN LIFE INSURANCE COMPANY
 SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN RELATED PARTIES - SCHEDULE I
                                DECEMBER 31, 2005
                             (AMOUNTS IN THOUSANDS)

                                                                                   AMOUNT
                                                                                  SHOWN IN
                                                                                   BALANCE
TYPE OF INVESTMENTS                            COST(1)          FAIR VALUE          SHEET
-------------------                            -------          ----------          -----
Debt securities:
     Bonds:
        U.S. Government and government
           agencies and  authorities          $  904,778        $  894,261        $  904,778
        State, municipalities and
           political subdivisions                 48,280            49,608            48,280
        Foreign government bonds                  27,881            29,423            27,881
        Public utilities                         168,726           174,071           168,726
        Other corporate bonds                  1,762,629         1,808,469         1,762,629
                                              ----------        ----------        ----------

           Total debt securities              $2,912,294        $2,955,832        $2,912,294
                                              ----------        ==========        ----------

Equity securities:

     Preferred stocks:
        Industrial and miscellaneous                  -                  -                 -
                                              ----------        ----------        ----------

           Total equity securities            $       -         $        -        $        -
                                              ----------        ==========        ----------

Mortgage loans on real estate                     17,682               XXX            17,682
Real estate                                            -               XXX                 -
Contract loans                                    85,139               XXX            85,139
Short-term investments                           190,798               XXX           190,798
Other investments                                      -               XXX                 -
                                              ----------                          ----------

           Total investments                  $3,205,913               XXX        $3,205,913
                                              ==========                          ==========

(1) Debt securities are carried at amortized cost or investment values prescribed by the National Association of Insurance Commissioners.

(2)   Real estate acquired in satisfaction of indebtedness is $0.

(3) Differences between cost and amounts shown in the balance sheet for investments, other than equity securities, represent non-admitted investments.

See accompanying independent auditors' report.

                       HORACE MANN LIFE INSURANCE COMPANY
             SUPPLEMENTARY INSURANCE INFORMATION - SCHEDULE III & VI
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                             (AMOUNTS IN THOUSANDS)

                                      AS OF DECEMBER 31,                                FOR THE YEARS ENDED DECEMBER 31,
                 ---------------------------------------------------------  -------------------------------------------------------
                               FUTURE
                               POLICY              OTHER       PREMIUM                  BENEFITS,
                              BENEFITS             POLICY      REVENUE                   CLAIMS,  AMORTIZATION
                  DEFERRED     LOSSES,             CLAIMS    AND ANNUITY,                LOSSES   OF DEFERRED
                   POLICY      CLAIMS    UNEARNED    AND     PENSION AND       NET        AND       POLICY       OTHER
                 ACQUISITION  AND LOSS   PREMIUMS BENEFITS  OTHER CONTRACT  INVESTMENT SETTLEMENT ACQUISITION  OPERATING PREMIUMS
SEGMENT            COST(1)   EXPENSES(3)   (3)     PAYABLE  CONSIDERATIONS    INCOME    EXPENSES    COSTS(1)   EXPENSES  WRITTEN(2)
2005:
  Life                       $   906,265          $   3,633 $      563,109  $   47,591 $  118,234              $  42,529
  Annuity                      1,684,037                  -        320,064      96,912    389,209                 47,243
  Supplementary
    Contracts                    108,114            139,880          8,187      15,975     20,210                  2,126
  Accident and
    Health                         8,475                 75          4,272       1,006      1,026                  3,565
                 ----------- ----------- -------- --------- --------------  ---------- ---------- ------------ --------- ----------

  Total                      $ 2,706,891          $ 143,588 $      895,632  $  161,484 $  528,679              $  95,463
                 =========== =========== ======== ========= ==============  ========== ========== ============ ========= ==========

2004:
  Life                       $   821,217          $   3,605 $       53,681  $   47,612 $   73,763              $  44,523
  Annuity                      1,553,591                  -        326,976      93,883    384,194                 46,035
  Supplementary
    Contracts                    105,908            135,678          9,854      15,501     22,562                  2,022
  Accident and
    Health                        10,520                 15          4,301       1,179      2,134                  3,096
                 ----------- ----------- -------- --------- --------------  ---------- ---------- ------------ --------- ----------

  Total                      $ 2,491,236          $ 139,298 $      394,812  $  158,175 $  482,653              $  95,676
                 =========== =========== ======== ========= ==============  ========== ========== ============ ========= ==========

2003:
  Life                       $   779,616          $   3,703  $     (42,591) $   47,655 $   80,417              $  46,169
  Annuity                      1,400,911                  -        296,615      88,735    342,380                 42,106
  Supplementary
    Contracts                    100,614            122,222          6,509      15,640     18,646                  1,640
  Accident and
    Health                        11,557                 18          5,164       1,361      1,953                  3,413
                 ----------- ----------- -------- --------- --------------  ---------- ---------- ------------ --------- ----------

  Total                      $ 2,292,698          $ 125,943 $      265,697  $  153,391 $  443,396              $  93,328
                 =========== =========== ======== ========= ==============  ========== ========== ============ ========= ==========

(1) Does not apply to financial statements of life insurance companies which are prepared on a statutory basis.

(2)   Does not apply to life insurance.

(3) Unearned premiums and other deposit funds are included in future policy benefits, losses, claims and loss expenses.

See accompanying independent auditors' report.

                       HORACE MANN LIFE INSURANCE COMPANY
                            REINSURANCE - SCHEDULE IV
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
                             (AMOUNTS IN THOUSANDS)

                                                                                                      PERCENTAGE
                                                              CEDED TO       ASSUMED                  OF AMOUNT
                                                  GROSS        OTHER       FROM OTHER      NET         ASSUMED
                                                  AMOUNT     COMPANIES      ASSUMED       AMOUNT       TO NET
                                               -----------------------------------------------------------------
2005: Life insurance in force                  $ 13,142,164  $ 1,710,202   $        -  $ 11,431,962          0.0%
                                               ============  ===========   ==========  ============   ==========

         Premiums and annuity, pension
           and other contract considerations:
         Life insurance                        $    103,897  $  (459,212)  $        -  $    563,109          0.0%
         Annuity                                    320,064            -            -       320,064          0.0%
         Supplementary contracts                      8,187            -            -         8,187
         Accident and health                          6,637        2,365            -         4,272          0.0%
                                               ------------  -----------   ----------  ------------   ----------

         Total premiums                        $    438,785  $  (456,847)  $        -  $    895,632          0.0%
                                               ============  ===========   ==========  ============   ==========

2004: Life insurance in force                  $ 13,308,820  $ 5,441,086   $        -  $  7,867,734          0.0%
                                               ============  ===========   ==========  ============   ==========

         Premiums and annuity, pension and
           other contract considerations:
         Life insurance                        $    107,503  $    53,822   $        -  $     53,681          0.0%
         Annuity                                    326,976            -            -       326,976          0.0%
         Supplementary contracts                      9,854            -            -         9,854
         Accident and health                          6,986        2,685            -         4,301          0.0%
                                               ------------  -----------   ----------  ------------   ----------

         Total premiums                        $    451,319  $    56,507   $        -  $    394,812          0.0%
                                               ============  ===========   ==========  ============   ==========

2003: Life insurance in force                  $ 13,263,273  $ 5,592,969   $        -  $  7,670,304          0.0%
                                               ============  ===========   ==========  ============   ==========

         Premiums and annuity, pension and
           other contract considerations:
         Life insurance                        $    111,223  $   153,814   $        -  $    (42,591)         0.0%
         Annuity                                    296,615            -            -       296,615          0.0%
         Supplementary contracts                      6,509            -            -         6,509
         Accident and health                          8,030        2,866            -         5,164          0.0%
                                               ------------  -----------   ----------  ------------   ----------

         Total premiums                        $    422,377  $   156,680   $        -  $    265,697          0.0%
                                               ============  ===========   ==========  ============   ==========

See accompanying independent auditors' report.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Contract Owners
Horace Mann Life Insurance Group Annuity Separate Account
     and
The Board of Directors and Stockholders
Horace Mann Life Insurance Company:

We have audited the accompanying statements of net assets for each of the sub-accounts, listed in note 1, comprising the Horace Mann Life Insurance Group Annuity Separate Account (the Account) as of December 31, 2005 and 2004, and the related statements of operations and changes in net assets and the financial highlights for each of the years in the two-year period then ended. These financial statements and financial highlights are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2005 and 2004, by correspondence with the third party administrator of the underlying sub-accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and financial highlights presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective sub-accounts of the Horace Mann Life Insurance Group Annuity Separate Account as of December 31, 2005 and 2004, the results of its operations and the changes in its net assets for each of the years in the two-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

KPMG, LLP

Chicago, Illinois

September 21, 2006

HORACE MANN LIFE INSURANCE COMPANY GROUP ANNUITY
SEPARATE ACCOUNT

STATEMENTS OF NET ASSETS

DECEMBER 31, 2005


                                                                          ACCOUNT DIVISION

                                                                                  BLACKROCK                   BLACKROCK
                                   ALLIANCEBERNSTEIN                  ARIEL       CORE BOND      BLACKROCK   LOW DURATION
                                       LARGE CAP         ARIEL     APPRECIATION  TOTAL RETURN  INDEX EQUITY      BOND
                                        GROWTH           FUND          FUND       PORTFOLIO      PORTFOLIO    PORTFOLIO
                                   -----------------  -----------  ------------  ------------  ------------  ------------
ASSETS

    Investments at market value    $         289,915  $ 4,075,126  $  3,154,019  $    685,396  $  2,097,558  $    383,774
                                   -----------------  -----------  ------------  ------------  ------------  ------------

TOTAL ASSETS                       $         289,915  $ 4,075,126  $  3,154,019  $    685,396  $  2,097,558  $    383,774
                                   =================  ===========  ============  ============  ============  ============

NET ASSETS

    Net Assets (Indefinite
    units authorized)
     Active Contract Owners                  289,915    4,075,126     3,154,019       685,396     2,097,558       383,774
                                   -----------------  -----------  ------------  ------------  ------------  ------------

 TOTAL NET ASSETS                  $         289,915  $ 4,075,126  $  3,154,019  $    685,396  $  2,097,558  $    383,774
                                   =================  ===========  ============  ============  ============  ============

INVESTMENTS

    Cost of investments            $         245,113  $ 4,006,035  $  3,000,799  $    697,624  $  1,901,704  $    387,700
    Unrealized appreciation
    (depreciation) on investments  $          44,802  $    69,091  $    153,220  $    (12,228) $    195,854  $     (3,926)

    Number of shares in
     underlying mutual funds                  10,924       81,389        67,509        72,071        87,985        38,884

Total Net Assets Represented by:
  Number of units outstanding:
   M&E Rate .80                                11,263       74,373        64,179        61,698        86,251        36,313

Unit Value (Net assets divided by
 units outstanding)
   M&E Rate .80                    $           25.74  $     54.79  $      49.14  $      11.11  $      24.32  $      10.57

                                    BLACKROCK       DAVIS
                                    LIQUIDITY       VALUE
                                    TEMP FUND     PORTFOLIO
                                   ------------  -----------
ASSETS

    Investments at market value    $  1,456,194  $ 2,702,301
                                   ------------  -----------

TOTAL ASSETS                       $  1,456,194  $ 2,702,301
                                   ============  ===========

NET ASSETS

    Net Assets (Indefinite
    units authorized)
     Active Contract Owners           1,456,194    2,702,301
                                   ------------  -----------

 TOTAL NET ASSETS                  $  1,456,194  $ 2,702,301
                                   ============  ===========

INVESTMENTS

    Cost of investments            $  1,456,179  $ 2,396,981
    Unrealized appreciation
    (depreciation) on investments  $         15  $   305,320

    Number of shares in
     underlying mutual funds          1,456,179      211,613

Total Net Assets Represented by:
  Number of units outstanding:
   M&E Rate .80                       1,412,385      211,112

Unit Value (Net assets divided by
 units outstanding)
   M&E Rate .80                    $       1.03  $     12.80


See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY GROUP ANNUITY
SEPARATE ACCOUNT

STATEMENTS OF NET ASSETS

DECEMBER 31, 2005

                                                                            ACCOUNT DIVISION

                                                 GOLDMAN SACHS VIT   LORD ABBETT    NEUBERGER
                                   FIDELITY VIP    INTERNATIONAL     SERIES FUND     BERMAN     GEORGE PUTNAM     TEMPLETON
                                     MID CAP           EQUITY          GROWTH        GENESIS        FUND       FOREIGN SMALLER
                                    PORTFOLIO          FUND         OPPORTUNITIES     FUND        OF BOSTON       COMPANY
                                   ------------  -----------------  -------------  -----------  -------------  ---------------
ASSETS

    Investments at market value    $  3,296,131  $         728,094  $     336,643  $ 1,258,891  $   1,453,889  $       156,918
                                   ------------  -----------------  -------------  -----------  -------------  ---------------

TOTAL ASSETS                       $  3,296,131  $         728,094  $     336,643  $ 1,258,891  $   1,453,889  $       156,918
                                   ============  =================  =============  ===========  =============  ===============

NET ASSETS

    Net Assets (Indefinite units
    authorized)
      Active Contract Owners          3,296,131            728,094        336,643    1,258,891      1,453,889          156,918
                                   ------------  -----------------  -------------  -----------  -------------  ---------------

 TOTAL NET ASSETS                  $  3,296,131  $         728,094  $     336,643  $ 1,258,891  $   1,453,889  $       156,918
                                   ============  =================  =============  ===========  =============  ===============

INVESTMENTS

    Cost of investments            $  2,599,890  $         667,728  $     334,747  $ 1,102,090  $   1,403,660  $       158,986
    Unrealized appreciation
    (depreciation) on investments  $    696,241  $          60,366  $       1,896  $   156,801  $      50,229  $        (2,068)

    Number of shares in
     underlying mutual funds             95,072             60,423         24,519       44,374        122,898            7,719

Total Net Assets Represented by:
  Number of units outstanding:
   M&E Rate .0000                        95,985             60,321         24,491       43,252        117,786            6,593

Unit Value (Net assets divided by
units outstanding)
   M&E Rate .0000                  $      34.34  $           12.07  $       13.75  $     29.11  $       12.34  $         23.80

                                      T. ROWE PRICE        WILSHIRE VIT
                                   SCIENCE & TECHNOLOGY  SMALL CAP EQUITY
                                           FUND               FUND
                                   -------------------   ----------------
ASSETS

    Investments at market value    $            169,636  $        142,433
                                   -------------------   ----------------

TOTAL ASSETS                       $            169,636  $        142,433
                                   ====================  ================

NET ASSETS

    Net Assets (Indefinite units
    authorized)
      Active Contract Owners                    169,636           142,433
                                   -------------------   ----------------

 TOTAL NET ASSETS                  $            169,636  $        142,433
                                   ====================  ================

INVESTMENTS

    Cost of investments            $            159,050  $        131,058
    Unrealized appreciation
    (depreciation) on investments  $             10,586  $         11,375

    Number of shares in
     underlying mutual funds                      8,673            11,136

Total Net Assets Represented by:
 Number of units outstanding:
  M&E Rate .0000                                  8,862            11,469

Unit Value (Net assets divided by
units outstanding)
  M&E Rate .0000                   $              19.14  $          12.42

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY GROUP ANNUITY
SEPARATE ACCOUNT

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                                          ACCOUNT DIVISION

                                                                                       BLACKROCK                   BLACKROCK
                                           ALLIANCEBERNSTEIN               ARIEL        CORE BOND    BLACKROCK    LOW DURATION
                                               LARGE CAP       ARIEL    APPRECIATION  TOTAL RETURN  INDEX EQUITY     BOND
                                                GROWTH          FUND        FUND       PORTFOLIO     PORTFOLIO      PORTFOLIO
                                           -----------------  --------  ------------  ------------  ------------  ------------
INVESTMENT INCOME

  Dividend income distribution             $               -  $ 50,447  $     36,211  $     27,156  $     28,145  $      9,631
                                           -----------------  --------  ------------  ------------  ------------  ------------

  Net investment income                    $               -  $ 50,447  $     36,211  $     27,156  $     28,145  $      9,631
                                           -----------------  --------  ------------  ------------  ------------  ------------

REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS

  Capital gain distribution                                -   222,718       109,692         1,998             -             -

  Net realized gain (loss) on investments             17,193   258,188       230,206        (6,999)      132,890        (4,253)

  Net unrealized appreciation
  (depreciation) on investments                       19,039  (503,123)     (281,114)       (8,866)      (70,749)       (1,577)
                                           -----------------  --------  ------------  ------------  ------------  ------------

  Net gain (loss) on investments                      36,232   (22,217)       58,784       (13,867)       62,141        (5,830)
                                           -----------------  --------  ------------  ------------  ------------  ------------

EXPENSES
 Mortality and expense
 risk charge (Note 1)                                 (1,814)  (29,046)      (22,897)       (5,171)      (15,751)       (2,313)
                                           -----------------  --------  ------------  ------------  ------------  ------------

 Total Expenses                                       (1,814)  (29,046)      (22,897)       (5,171)      (15,751)       (2,313)
                                           -----------------  --------  ------------  ------------  ------------  ------------

NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING
   FROM OPERATIONS                         $          34,418  $   (816) $     72,098  $      8,118  $     74,535  $      1,488
                                           =================  ========  ============  ============  ============  ============

                                           BLACKROCK    DAVIS
                                           LIQUIDITY    VALUE
                                           TEMP FUND  PORTFOLIO
                                           ---------  ---------
INVESTMENT INCOME

  Dividend income distribution             $  30,945  $  25,824
                                           ---------  ---------

  Net investment income                    $  30,945  $  25,824
                                           =========  =========

REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS

  Capital gain distribution                        -          -

  Net realized gain (loss) on investments          5    225,742

  Net unrealized appreciation
  (depreciation) on investments                    -    (22,628)
                                           ---------  ---------

  Net gain (loss) on investments                   5    203,114
                                           ---------  ---------

EXPENSES
 Mortality and expense
 risk charge (Note 1)                         (7,796)   (19,157)
                                           ---------  ---------

 Total Expenses                               (7,796)   (19,157)
                                           ---------  ---------

NET INCREASE (DECREASE) IN NET
ASSETS RESULTING FROM OPERATIONS           $  23,154  $  209,781
                                           =========  ==========

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY GROUP ANNUITY
SEPARATE ACCOUNT

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                                ACCOUNT DIVISION

                                                GOLDMAN SACHS VIT   LORD ABBETT   NEUBERGER
                                  FIDELITY VIP    INTERNATIONAL     SERIES FUND     BERMAN   GEORGE PUTNAM      PUTNAM
                                    MID CAP          EQUITY            GROWTH      GENESIS        FUND      INTERNATIONAL
                                   PORTFOLIO          FUND         OPPORTUNITIES     FUND      OF BOSTON         FUND
                                  ------------  -----------------  -------------  ---------  -------------  -------------
INVESTMENT INCOME

   Dividend income distribution   $          -  $           2,129  $       1,142  $       -  $      23,260  $       7,999
                                  ------------  -----------------  -------------  ---------  -------------  -------------
   Net investment income          $          -  $           2,129  $       1,142  $       -  $      23,260  $       7,999
                                  ============  =================  =============  =========  =============  =============

REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS

   Capital gain distribution            35,848                  -          3,215     27,175              -              -

   Net realized gain (loss) on
     investments                       320,519              6,718         31,102    163,702         57,741        104,029

   Net unrealized appreciation
   (depreciation) on investments       123,310             59,993          1,209    (17,447)       (29,384)       (95,582)
                                  ------------  -----------------  -------------  ---------  -------------  -------------
    Net gain (loss) on
     investments                       479,677             66,711         35,526     173,430        28,357          8,447
                                  ------------  -----------------  -------------  ---------  -------------  -------------

EXPENSES
   Mortality and expense
         risk charge (Note 1)          (21,397)            (2,185)        (1,864)    (9,290)        (9,643)        (2,255)
                                  ------------  -----------------  -------------  ---------  -------------  -------------
   Total Expenses                      (21,397)            (2,185)        (1,864)    (9,290)        (9,643)        (2,255)
                                  ------------  -----------------  -------------  ---------  -------------  -------------
NET INCREASE (DECREASE)
    IN NET ASSETS RESULTING
    FROM OPERATIONS               $    458,280  $          66,655  $      34,804  $ 164,140  $      41,974  $      14,191
                                  ============  =================  =============  =========  =============  =============

                                   STRONG MID     TEMPLETON         T. ROWE PRICE       WILSHIRE VIT
                                      CAP      FOREIGN SMALLER  SCIENCE & TECHNOLOGY  SMALL CAP EQUITY
                                  GROWTH FUND      COMPANY              FUND                FUND
                                  -----------  ---------------  --------------------  ----------------
INVESTMENT INCOME

   Dividend income distribution   $         -  $        17,612  $                  -  $              -
                                  -----------  ---------------  --------------------  ----------------
   Net investment income          $         -  $        17,612  $                  -  $              -
                                  ===========  ===============  ====================  ================

REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS

   Capital gain distribution                -            1,253                     -                 -

   Net realized gain (loss) on
     investments                       38,427            2,326                17,316             2,274

   Net unrealized appreciation
   (depreciation) on investments      (53,021)          (8,508)              (12,472)            1,838
                                  -----------  ---------------  --------------------  ----------------
    Net gain (loss) on
     investments                      (14,594)          (4,929)                4,844             4,112
                                  -----------  ---------------  --------------------  ----------------

EXPENSES
   Mortality and expense
         risk charge (Note 1)            (572)            (805)               (1,407)           (1,050)
                                  -----------  ---------------  --------------------  ----------------
   Total Expenses                        (572)            (805)               (1,407)           (1,050)
                                  -----------  ---------------  --------------------  ----------------
NET INCREASE (DECREASE)
    IN NET ASSETS RESULTING
    FROM OPERATIONS               $   (15,166) $        11,878  $              3,437  $          3,062
                                  ===========  ===============  ====================  ================

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY GROUP ANNUITY
SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                           ACCOUNT DIVISION

                                                                    BLACKROCK                   BLACKROCK
                        ALLIANCEBERNSTEIN               ARIEL       CORE BOND     BLACKROCK    LOW DURATION  BLACKROCK     DAVIS
                             LARGE CAP     ARIEL     APPRECIATION  TOTAL RETURN  INDEX EQUITY      BOND      LIQUIDITY     VALUE
                               GROWTH      FUND          FUND       PORTFOLIO     PORTFOLIO      PORTFOLIO    TEMP FUND   PORTFOLIO
                             ---------  ----------   ------------  ------------  ------------  ------------  ----------  -----------
OPERATIONS
  Net investment income      $       -  $   50,447   $     36,211  $     27,156  $     28,145  $      9,631  $   30,945    $ 25,824
  Capital gain distribution          -     222,718        109,692         1,998             -             -           -           -
  Net realized gain (loss)
   on investments               17,193     258,188        230,206        (6,999)      132,890        (4,253)          5     225,742
  Net unrealized
   appreciation
   (depreciation) on
    investments                 19,039    (503,123)      (281,114)       (8,866)      (70,749)       (1,577)          -     (22,628)
  Mortality and expense
   risk charge (Note 1)         (1,814)    (29,046)       (22,897)       (5,171)      (15,751)       (2,313)     (7,796)    (19,157)
                             ---------  ----------   ------------  ------------  ------------  ------------  ----------  -----------

  Net increase (decrease)
   in net assets
   resulting from
   operations                   34,418        (816)        72,098         8,118        74,535         1,488      23,154     209,781
                             =========  ==========   ============  ============  ============  ============  ==========  ===========
CONTRACT OWNERS'
 TRANSACTIONS
  Gross stipulated
   Payments received           112,880   1,996,149      1,409,438       514,766       766,587       237,889   1,703,370   1,160,883
  Sales and administrative
   expenses (Note 1)                 -           -              -             -             -             -           -           -
                             ---------  ----------   ------------  ------------  ------------  ------------  ----------  -----------

  Net consideration
   received
   on annuity contracts        112,880   1,996,149      1,409,438       514,766       766,587       237,889   1,703,370   1,160,883
  Net transfer from (to)
   fixed accumulation
   account                      (2,119)    (69,229)       (48,858)      (60,639)      (61,366)       (5,049)    482,947      (9,282)
  Transfers from (to)
   other Divisions              (9,478)     15,819         13,646       (52,391)     (100,697)       36,877     (14,425)     45,470
  Payments to contract
  owners                       (34,266)   (791,056)      (683,241)     (200,301)     (348,642)     (144,018) (1,325,074)   (681,250)
  Annual maintenance
   charge (Note 1)                   -           -              -             -             -             -           -           -
  Surrender charges (Note 1)         -           -              -             -             -             -           -           -
  Mortality guarantee
   adjustment                        -           -              -             -             -             -           -           -
                             ---------  ----------   ------------  ------------  ------------  ------------  ----------  -----------

  NET INCREASE (DECREASE)
   IN NET
   ASSETS RESULTING FROM
    CONTRACT OWNERS'
    TRANSACTIONS                67,017   1,151,683        690,985       201,435       255,882       125,699     846,818     515,821
                             =========  ==========   ============  ============  ============  ============  ==========  ===========

  TOTAL INCREASE (DECREASE)
   IN NET ASSETS               101,435   1,150,867        763,083       209,553       330,417       127,187     869,972     725,602

NET ASSETS:
  BEGINNING OF PERIOD          188,480   2,924,259      2,390,936       475,843     1,767,141       256,587     586,222   1,976,699
                             ---------  ----------   ------------  ------------  ------------  ------------  ----------  -----------

  END OF PERIOD              $ 289,915  $4,075,126   $  3,154,019  $    685,396  $  2,097,558  $    383,774  $1,456,194  $2,702,301
                             =========  ==========   ============  ============  ============  ============  ==========  ===========

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY GROUP ANNUITY
SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                             GOLDMAN SACHS VIT  LORD ABBETT   NEUBERGER
                                                FIDELITY VIP   INTERNATIONAL    SERIES FUND      BERMAN   GEORGE PUTNAM
                                                  MID CAP         EQUITY          GROWTH       GENESIS       FUND
                                                  PORTFOLIO         FUND       OPPORTUNITIES      FUND      OF BOSTON
                                                -----------  ----------------- ------------- -----------  -------------
OPERATIONS

              Net investment income             $         -   $     2,129      $     1,142   $         -  $   23,260
              Capital gain distribution              35,848             -            3,215        27,175           -
              Net realized gain (loss)
               on investments                       320,519         6,718           31,102       163,702      57,741
              Net unrealized appreciation
                  (depreciation) on investments     123,310        59,993            1,209       (17,447)    (29,384)
              Mortality and expense
                  risk charge (Note 1)              (21,397)       (2,185)          (1,864)       (9,290)     (9,643)
                                                -----------  ------------      -----------   -----------  ----------
              Net increase (decrease)
                  in net assets
                  resulting from operations         458,280        66,655           34,804       164,140      41,974
                                                ===========  ============      ===========   ===========  ==========

CONTRACT OWNERS' TRANSACTIONS
              Gross stipulated
                   payments received              1,489,180       160,285          136,881       488,753     754,956
              Sales and administrative
                  expenses (Note 1)                       -             -                -             -           -
                                                -----------  ------------      -----------   -----------  ----------
              Net consideration received
                  on annuity contracts            1,489,180       160,285          136,881       488,753     754,956
              Net transfer from (to)
                  fixed accumulation account        (19,076)         (204)          (4,629)         (310)      6,794
              Transfers from (to)
                  other Divisions                    25,305       588,741          242,810        18,830      65,264
              Payments to contract owners          (656,819)      (96,426)         (80,862)     (369,452)   (310,130)
              Annual maintenance
                  charge (Note 1)                         -             -                -             -           -
              Surrender charges (Note 1)                  -             -                -             -           -
              Mortality guarantee adjustment              -             -                -             -           -
                                                -----------  ------------      -----------   -----------  ----------

              NET INCREASE (DECREASE) IN NET
                 ASSETS RESULTING FROM
                  CONTRACT OWNERS'
                  TRANSACTIONS                      838,590       652,396          294,200       137,821     516,884
                                                ===========  ============      ===========   ===========  ==========

              TOTAL INCREASE (DECREASE)
                 IN NET ASSETS                    1,296,870       719,051          329,004       301,961     558,858

NET ASSETS:

      BEGINNING OF PERIOD                         1,999,261         9,043            7,639       956,930     895,031
                                                -----------  ------------      -----------   -----------  ----------

      END OF PERIOD                             $ 3,296,131  $    728,094      $   336,643   $ 1,258,891  $1,453,889
                                                ===========  ============      ===========   ===========  ==========

                                                   PUTNAM       STRONG MID     TEMPLETON      T. ROWE PRICE         WILSHIRE VIT
                                                 INTERNATIONAL     CAP      FOREIGN SMALLER  SCIENCE & TECHNOLOGY  SMALL CAP EQUITY
                                                    FUND           FUND          COMPANY              FUND              FUND
                                                 -------------  ----------  ---------------  --------------------  ----------------
OPERATIONS

              Net investment income              $     7,999    $        -  $        17,612  $                  -  $              -
              Capital gain distribution                    -             -            1,253                     -                 -
              Net realized gain (loss)
               on investments                        104,029        38,427            2,326                17,316             2,274
              Net unrealized appreciation
                  (depreciation) on investments      (95,582)      (53,021)          (8,508)              (12,472)            1,838
              Mortality and expense
                  risk charge (Note 1)                (2,255)         (572)            (805)               (1,407)           (1,050)
                                                 -----------    ----------  ---------------  --------------------  ----------------
              Net increase (decrease)
                  in net assets
                  resulting from operations           14,191       (15,166)          11,878                 3,437             3,062
                                                 ===========    ==========  ===============  ====================  ================

CONTRACT OWNERS' TRANSACTIONS

              Gross stipulated
                   payments received                  95,035        30,823           83,530                67,318            44,094
              Sales and administrative
                  expenses (Note 1)                        -             -                -                     -                 -
                                                 -----------    ----------  ---------------  --------------------  ----------------

              Net consideration received
                  on annuity contracts                95,035        30,823           83,530                67,318            44,094
              Net transfer from (to)
                  fixed accumulation account          (5,207)       (1,611)              68                (1,237)           (1,930)
              Transfers from (to)
                  other Divisions                   (528,599)     (280,121)           6,571               (35,708)          (38,116)
              Payments to contract owners            (11,148)         (654)          (5,767)              (32,885)          (12,178)
              Annual maintenance
                  charge (Note 1)                          -             -                -                     -                 -
              Surrender charges (Note 1)                   -             -                -                     -                 -
              Mortality guarantee adjustment               -             -                -                     -                 -
                                                 -----------    ----------  ---------------  --------------------  ----------------

              NET INCREASE (DECREASE) IN NET
                 ASSETS RESULTING FROM
                  CONTRACT OWNERS'
                  TRANSACTIONS                      (449,919)     (251,563)          84,402                (2,512)           (8,130)
                                                 ===========    ==========  ===============  ====================  ================

              TOTAL INCREASE (DECREASE)
                 IN NET ASSETS                      (435,728)     (266,729)          96,280                   925            (5,068)

NET ASSETS:

      BEGINNING OF PERIOD                            435,728       266,729           60,638               168,711           147,501
                                                 ===========    ==========  ===============  ====================  ================

      END OF PERIOD                              $         -    $        -  $       156,918  $            169,636  $        142,433
                                                 ===========    ==========  ===============  ====================  ================

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY GROUP ANNUITY
SEPARATE ACCOUNT

STATEMENTS OF NET ASSETS

DECEMBER 31, 2004

                                                                        ACCOUNT DIVISION
                                                                                                     BLACKROCK
                                                    ALLIANCEBERNSTEIN                    ARIEL       CORE BOND
                                                         LARGE CAP        ARIEL      APPRECIATION   TOTAL RETURN
                                                          GROWTH           FUND          FUND         PORTFOLIO
                                                    -----------------  -----------   ------------   -------------
ASSETS
                  Investments at market value           $ 188,480      $ 2,924,259   $ 2,390,936      $ 475,843
                                                        ---------      -----------   -----------      ---------

TOTAL ASSETS                                            $ 188,480      $ 2,924,259   $ 2,390,936      $ 475,843
                                                        =========      ===========   ===========      =========

NET ASSETS
                  Net Assets (Indefinite units
                   authorized)
                      Active Contract Owners              188,480        2,924,259     2,390,936        475,843
                                                        ---------      -----------   -----------      ---------
 TOTAL NET ASSETS                                       $ 188,480      $ 2,924,259   $ 2,390,936      $ 475,843
                                                        =========      ===========   ===========      =========

INVESTMENTS
                   Cost of investments                  $ 162,718      $ 2,352,044   $ 1,956,602      $ 479,204
                   Unrealized appreciation
                     (depreciation) on investments      $  25,762      $   572,215   $   434,334      $  (3,361)

                   Number of shares in
                     underlying mutual funds                8,156           54,998        50,156         48,855

Total Net Assets Represented by:
    Number of units outstanding:
        M&E Rate .80                                        8,343           53,433        49,674         43,388

Unit Value (Net assets divided by
    units outstanding)
        M&E Rate .80                                    $   22.59      $     54.73   $     48.13      $   10.97

                                                                          ACCOUNT DIVISION

                                                                        BLACKROCK
                                                          BLACKROCK   LOW DURATION   BLACKROCK       DAVIS
                                                         INDEX EQUITY     BOND       LIQUIDITY       VALUE
                                                          PORTFOLIO     PORTFOLIO    TEMP FUND     PORTFOLIO
                                                         ------------  ----------    ---------    -----------
ASSETS
                  Investments at market value            $ 1,767,141    $ 256,587    $ 586,222    $ 1,976,699
                                                         -----------    ---------    ---------    -----------

TOTAL ASSETS                                             $ 1,767,141    $ 256,587    $ 586,222    $ 1,976,699
                                                         ===========    =========    =========    ===========

NET ASSETS
                  Net Assets (Indefinite units
                   authorized)
                      Active Contract Owners               1,767,141      256,587      586,222      1,976,699
                                                         -----------    ---------    ---------    -----------
 TOTAL NET ASSETS                                        $ 1,767,141    $ 256,587    $ 586,222    $ 1,976,699
                                                         ===========    =========    =========    ===========

INVESTMENTS
                   Cost of investments                   $ 1,500,539    $ 258,936    $ 586,207    $ 1,648,751
                   Unrealized appreciation
                     (depreciation) on investments       $   266,602    $  (2,349)   $      15    $   327,948

                   Number of shares in
                     underlying mutual funds                  76,368       25,482      585,298        167,801

Total Net Assets Represented by:
    Number of units outstanding:
        M&E Rate .80                                          75,307       24,392      581,242        167,666

Unit Value (Net assets divided by
    units outstanding)
        M&E Rate .80                                     $     23.47    $   10.52    $    1.01    $     11.79

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY GROUP ANNUITY
SEPARATE ACCOUNT

STATEMENTS OF NET ASSETS

DECEMBER 31, 2004

                                                                                  ACCOUNT DIVISION

                                                                                           LORD ABBETT    NEUBERGER
                                                       FIDELITY VIP    GOLDMAN SACHS VIT    SERIES FUND     BERMAN   GEORGE PUTNAM
                                                         MID CAP     INTERNATIONAL EQUITY      GROWTH      GENESIS       FUND
                                                        PORTFOLIO        FUND              OPPORTUNITIES    FUND       OF BOSTON
                                                       ------------  --------------------  -------------  ---------  -------------
ASSETS
                    Investments at market value        $  1,999,261  $              9,043  $       7,639  $ 956,930  $     895,031
                                                       ------------  --------------------  -------------  ---------  -------------
TOTAL ASSETS                                           $  1,999,261  $              9,043  $       7,639  $ 956,930  $     895,031
                                                       ============  ====================  =============  =========  =============

NET ASSETS
                    Net Assets (Indefinite

                       Active Contract Owners             1,999,261                 9,043          7,639    956,930        895,031
                                                       ------------  --------------------  -------------  ---------  -------------

 TOTAL NET ASSETS                                      $  1,999,261  $              9,043  $       7,639  $ 956,930  $     895,031
                                                       ============  ====================  =============  =========  =============


INVESTMENTS
                    Cost of investments                $  1,426,330  $              8,670  $       6,953  $ 782,683  $     815,418
                    Unrealized appreciation
                      (depreciation) on investments    $    572,931  $                373  $         686  $ 174,247  $      79,613

                    Number of shares in
                      underlying mutual funds                66,910                   851            574     38,277         77,091

Total Net Assets Represented by:
    Number of units outstanding:
        M&E Rate .0000                                       68,164                   845            577     37,835         74,967

Unit Value (Net assets divided by
    units outstanding)
        M&E Rate .0000                                 $      29.33  $              10.70  $       13.24  $   25.29  $       11.94

                                                                                  ACCOUNT DIVISION

                                                            PUTNAM      STRONG MID CAP      TEMPLETON        T. ROWE PRICE
                                                         INTERNATIONAL      GROWTH       FOREIGN SMALLER  SCIENCE & TECHNOLOGY
                                                          EQUITY FUND        FUND            COMPANY              FUND
                                                         -------------  --------------   ---------------  --------------------
ASSETS
                    Investments at market value          $     435,728  $      266,729   $        60,638  $            168,711
                                                         -------------  --------------   ---------------  --------------------
TOTAL ASSETS                                             $     435,728  $      266,729   $        60,638  $            168,711
                                                         =============  ==============   ===============  ====================

NET ASSETS
                    Net Assets (Indefinite

                       Active Contract Owners                  435,728         266,729            60,638               168,711
                                                         -------------  --------------   ---------------  --------------------

 TOTAL NET ASSETS                                        $     435,728  $      266,729   $        60,638  $            168,711
                                                         =============  ==============   ===============  ====================


INVESTMENTS
                    Cost of investments                  $     340,145  $      213,708   $        54,198  $            145,652
                    Unrealized appreciation
                      (depreciation) on investments      $      95,583  $       53,021   $         6,440  $             23,059

                    Number of shares in
                      underlying mutual funds                   29,441          16,304             2,875                 8,833

Total Net Assets Represented by:
    Number of units outstanding:
        M&E Rate .0000                                          29,209          16,655             2,811                 8,953

Unit Value (Net assets divided by
    units outstanding)
        M&E Rate .0000                                   $       14.92  $        16.01   $         21.57  $              18.84

                                                           ACCOUNT DIVISION

                                                             WILSHIRE VIT
                                                           SMALL CAP EQUITY
                                                                 FUND
                                                           ----------------
ASSETS
                    Investments at market value            $        147,501
                                                           ----------------
TOTAL ASSETS                                               $        147,501
                                                           ================

NET ASSETS
                    Net Assets (Indefinite

                       Active Contract Owners                       147,501
                                                           ----------------

 TOTAL NET ASSETS                                          $        147,501
                                                           ================


INVESTMENTS
                    Cost of investments                    $        137,964
                    Unrealized appreciation
                      (depreciation) on investments        $          9,537

                    Number of shares in
                      underlying mutual funds                        11,963

Total Net Assets Represented by:
    Number of units outstanding:
        M&E Rate .0000                                               12,222

Unit Value (Net assets divided by
    units outstanding)
        M&E Rate .0000                                     $          12.07


See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY GROUP ANNUITY
SEPARATE ACCOUNT

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

                                                                        ACCOUNT DIVISION
                                                                                                   BLACKROCK
                                                 ALLIANCEBERNSTEIN                    ARIEL        CORE BOND
                                                     LARGE CAP          ARIEL      APPRECIATION   TOTAL RETURN
                                                       GROWTH            FUND         FUND         PORTFOLIO
                                                 -----------------    ---------    ------------   ------------
INVESTMENT INCOME

   Dividend income distribution                  $               -    $  11,518    $     9,293    $      6,322
                                                 -----------------    ---------    ------------   ------------

   Net investment income                         $               -    $  11,518    $     9,293    $      6,322
                                                 =================    =========    ============   ============

REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS

   Capital gain distribution                                     -       78,121         48,083               -

   Net realized gain (loss) on investments                   4,301       69,161         51,258          (1,484)

   Net unrealized appreciation
    (depreciation) on investments                            8,724      278,834        140,208           3,572
                                                 -----------------    ---------    ------------   ------------

   Net gain (loss) on investments                           13,025      426,116         239,549          2,088
                                                 -----------------    ---------    ------------   ------------

EXPENSES
   Mortality and expense
       risk charge (Note 1)                                 (1,262)     (17,314)        (15,153)        (2,181)
                                                 -----------------    ---------    ------------   ------------

   Total Expenses                                           (1,262)     (17,314)        (15,153)        (2,181)
                                                 -----------------    ---------    ------------   ------------

NET INCREASE (DECREASE)
   IN NET ASSETS RESULTING
   FROM OPERATIONS                               $          11,763    $ 420,320    $    233,689   $      6,229
                                                 =================    =========    ============   ============

                                                                    ACCOUNT DIVISION
                                                                   BLACKROCK
                                                  BLACKROCK      LOW DURATION   BLACKROCK      DAVIS
                                                 INDEX EQUITY        BOND       LIQUIDITY      VALUE
                                                  PORTFOLIO        PORTFOLIO    TEMP FUND    PORTFOLIO
                                                 ------------    ------------   ---------    ----------
INVESTMENT INCOME

   Dividend income distribution                  $     18,391    $      3,698   $   5,000    $  15,577
                                                 ------------    ------------   ---------    ----------

   Net investment income                         $     18,391    $      3,698   $   5,000    $  15,577
                                                 ============    ============   =========    ==========

REALIZED AND UNREALIZED
 GAIN (LOSS) ON INVESTMENTS

   Capital gain distribution                                -               -           -            -

   Net realized gain (loss) on investments             51,500            (686)         --       52,293

   Net unrealized appreciation
    (depreciation) on investments                      74,967            (420)          5      117,261
                                                 ------------    ------------   ---------    ----------

   Net gain (loss) on investments                     126,467          (1,106)          5      169,554
                                                 ------------    ------------   ---------    ----------

EXPENSES
   Mortality and expense
       risk charge (Note 1)                           (11,196)         (1,763)     (3,308)     (12,194)
                                                 ------------    ------------   ---------    ----------

   Total Expenses                                     (11,196)         (1,763)     (3,308)     (12,194)
                                                 ------------    ------------   ---------    ----------

NET INCREASE (DECREASE)
   IN NET ASSETS RESULTING
   FROM OPERATIONS                               $    133,662    $        829   $   1,697    $ 172,937
                                                 ============    ============   =========    ==========

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY GROUP ANNUITY
SEPARATE ACCOUNT

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

                                                                                    ACCOUNT DIVISION
                                                           GOLDMAN SACHS VIT   LORD ABBETT   NEUBERGER
                                             FIDELITY VIP    INTERNATIONAL     SERIES FUND     BERMAN   GEORGE PUTNAM     PUTNAM
                                                MID CAP          EQUITY          GROWTH       GENESIS        FUND      INTERNATIONAL
                                               PORTFOLIO          FUND        OPPORTUNITIES     FUND      OF BOSTON     EQUITY FUND
                                             ------------  ----------------   -------------  ---------  -------------  -------------
INVESTMENT INCOME

   Dividend income distribution               $       -          $ 89             $  2       $  1,754     $ 10,262       $  5,159
                                              ---------          ----             ----       --------     --------       --------

   Net investment income                      $       -          $ 89             $  2       $  1,754     $ 10,262       $  5,159
                                              =========          ====             ====       ========     ========       ========

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS

   Capital gain distribution                          -             -                -         25,030            -              -

   Net realized gain (loss) on investments       32,780             1                2         35,231        6,035          5,924

   Net unrealized appreciation
   (depreciation) on investments                320,797           373              687         68,482       34,685         44,450
                                              ---------          ----             ----       --------     --------       --------

    Net gain (loss) on investments              353,577           374              689        128,743       40,720         50,374
                                              ---------          ----             ----       --------     --------       --------

EXPENSES
   Mortality and expense risk charge
         (Note 1)                               (11,619)          (10)             (10)        (5,874)      (4,403)        (2,656)
                                              ---------          ----             ----       --------     --------       --------

   Total Expenses                               (11,619)          (10)             (10)        (5,874)      (4,403)        (2,656)
                                              ---------          ----             ----       --------     --------       --------

NET INCREASE (DECREASE)
    IN NET ASSETS RESULTING FROM OPERATIONS   $ 341,958          $453             $681       $124,623     $ 46,579       $ 52,877
                                              =========          ====             ====       ========     ========       ========

                                                                     ACCOUNT DIVISION
                                             STRONG MID CAP    TEMPLETON         T. ROWE PRICE        WILSHIRE VIT
                                                  GROWTH     FOREIGN SMALLER  SCIENCE & TECHNOLOGY  SMALL CAP EQUITY
                                                   FUND          COMPANY              FUND                FUND
                                             --------------  ---------------  --------------------  ----------------
INVESTMENT INCOME

   Dividend income distribution                 $      -        $ 1,342             $     -             $     -
                                                --------        -------             -------             -------

   Net investment income                        $      -        $ 1,342             $     -             $     -
                                                ========        =======             =======             =======

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS

   Capital gain distribution                           -              -                   -                   -

   Net realized gain (loss) on investments        13,733          1,588               7,612              11,692

   Net unrealized appreciation
   (depreciation) on investments                  26,159          4,288              (2,805)             (5,930)
                                                --------        -------             -------             -------

    Net gain (loss) on investments                39,892          5,876               4,807               5,762
                                                --------        -------             -------             -------

EXPENSES
   Mortality and expense risk charge
         (Note 1)                                 (1,641)          (243)             (1,131)               (941)
                                                --------        -------             -------             -------

   Total Expenses                                 (1,641)          (243)             (1,131)               (941)
                                                --------        -------             -------             -------

NET INCREASE (DECREASE)
    IN NET ASSETS RESULTING FROM OPERATIONS     $ 38,251        $ 6,975             $ 3,676             $ 4,821
                                                ========        =======             =======             =======

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY GROUP ANNUITY
SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR ENDED DECEMBER 31, 2004

                                ACCOUNT DIVISION

                                                                                    BLACKROCK                   BLACKROCK
                                     ALLIANCEBERNSTEIN                  ARIEL       CORE BOND     BLACKROCK    LOW DURATION
                                         LARGE CAP       ARIEL       APPRECIATION  TOTAL RETURN  INDEX EQUITY      BOND
                                          GROWTH          FUND          FUND        PORTFOLIO     PORTFOLIO     PORTFOLIO
                                     ----------------- ---------     ------------  ------------  ------------  ------------
OPERATIONS

  Net investment income                 $       -      $    11,518   $     9,293     $   6,322   $    18,391    $   3,698
  Capital gain distribution                     -           78,121        48,083             -             -            -
  Net realized gain (loss)
   on investments                           4,301           69,161        51,258        (1,484)       51,500         (686)
  Net unrealized appreciation
      (depreciation) on investments         8,724          278,834       140,208         3,572        74,967         (420)
  Mortality and expense risk charge
      (Note 1)                             (1,262)         (17,314)      (15,153)       (2,181)      (11,196)      (1,763)
                                        ---------      -----------   -----------     ---------   -----------    ---------

  Net increase (decrease)
      in net assets
      resulting from operations            11,763          420,320       233,689         6,229       133,662          829
                                        ---------      -----------   -----------     ---------   -----------    ---------

CONTRACT OWNERS' TRANSACTIONS
  Gross stipulated
       payments received                   74,234        1,130,512       871,433       317,434       698,009      127,323
  Sales and administrative
      expenses (Note 1)                         -                -             -             -             -            -
                                        ---------      -----------   -----------     ---------   -----------    ---------

  Net consideration received
      on annuity contracts                 74,234        1,130,512       871,433       317,434       698,009      127,323
  Net transfer from (to)
      fixed accumulation account           (9,432)         (59,451)      (42,964)      (10,014)      (42,248)      (2,243)
  Transfers from (to)
      other Divisions                      (8,781)           2,047        (7,509)      (11,978)      (81,069)     (54,314)
  Payments to contract owners             (10,126)        (208,513)     (177,152)      (35,058)     (126,899)     (32,982)
  Annual maintenance charge
      (Note 1)                                  -                -             -             -             -            -
  Surrender charges (Note 1)                    -                -             -             -             -            -
  Mortality guarantee adjustment                -                -             -             -             -            -
                                        ---------      -----------   -----------     ---------   -----------    ---------

  NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM
      CONTRACT OWNERS'
      TRANSACTIONS                         45,895          864,595       643,808       260,384       447,793       37,784
                                        ---------      -----------   -----------     ---------   -----------    ---------
  TOTAL INCREASE (DECREASE)
     IN NET ASSETS                         57,658        1,284,915       877,497       266,613       581,455       38,613

NET ASSETS:
 BEGINNING OF PERIOD                      130,822        1,639,344     1,513,439       209,230     1,185,686      217,974
                                        ---------      -----------   -----------     ---------   -----------    ---------

 END OF PERIOD                          $ 188,480      $ 2,924,259   $ 2,390,936     $ 475,843   $ 1,767,141    $ 256,587
                                        ---------      -----------   -----------     ---------   -----------    ---------
                                       BLACKROCK     DAVIS
                                       LIQUIDITY     VALUE
                                       TEMP FUND   PORTFOLIO
                                       ---------   ---------
OPERATIONS

  Net investment income                $   5,000   $    15,577
  Capital gain distribution                    -             -
  Net realized gain (loss)
   on investments                              -        52,293
  Net unrealized appreciation
      (depreciation) on investments            5       117,261
  Mortality and expense risk charge
      (Note 1)                            (3,308)      (12,194)
                                       ---------   -----------

  Net increase (decrease)
      in net assets
      resulting from operations            1,697       172,937
                                       ---------   -----------

CONTRACT OWNERS' TRANSACTIONS
  Gross stipulated
       payments received                 347,085       814,552
  Sales and administrative
      expenses (Note 1)                        -             -
                                       ---------   -----------

  Net consideration received
      on annuity contracts               347,084       814,552
  Net transfer from (to)
      fixed accumulation account           1,007       (21,902)
  Transfers from (to)
      other Divisions                    116,987        (5,775)
  Payments to contract owners           (251,196)     (160,612)
  Annual maintenance
      charge (Note 1)                          -             -
  Surrender charges (Note 1)                   -             -
  Mortality guarantee adjustment               -             -
                                       ---------   -----------

  NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM
      CONTRACT OWNERS'
      TRANSACTIONS                       213,882       626,263
                                       ---------   -----------
  TOTAL INCREASE (DECREASE)
     IN NET ASSETS                       215,579       799,200

NET ASSETS:
 BEGINNING OF PERIOD                     370,643     1,177,499
                                       ---------   -----------

 END OF PERIOD                         $ 586,222   $ 1,976,699
                                       ---------   -----------

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY GROUP ANNUITY
SEPARATE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR ENDED DECEMBER 31, 2004

                                                   GOLDMAN SACHS VIT   LORD ABBETT   NEUBERGER
                                     FIDELITY VIP   INTERNATIONAL      SERIES FUND     BERMAN    GEORGE PUTNAM     PUTNAM
                                        MID CAP         EQUITY            GROWTH      GENESIS        FUND       INTERNATIONAL
                                       PORTFOLIO         FUND         OPPORTUNITIES     FUND       OF BOSTON     EQUITY FUND
                                     ------------  -----------------  -------------  ---------   -------------  -------------
OPERATIONS
  Net investment income               $         -      $    89           $     2     $   1,754      $  10,262     $   5,159
  Capital gain distribution                     -            -                 -        25,030              -             -
  Net realized gain (loss)
   on investments                          32,780            1                 2        35,231          6,035         5,924
  Net unrealized appreciation
      (depreciation) on investments       320,797          373               687        68,482         34,685        44,450
  Mortality and expense
      risk charge (Note 1)                (11,619)         (10)              (10)       (5,874)        (4,403)       (2,656)
                                      -----------      -------           -------     ---------      ---------     ---------

  Net increase (decrease)
      in net assets
      resulting from operations           341,958          453               681       124,623         46,579        52,877
                                      -----------      -------           -------     ---------      ---------     ---------

CONTRACT OWNERS' TRANSACTIONS
  Gross stipulated
       payments received                  660,259        8,114             6,579       366,308        459,500       147,082
  Sales and administrative
      expenses (Note 1)                         -            -                 -             -              -             -
                                      -----------      -------           -------     ---------      ---------     ---------

  Net consideration received
      on annuity contracts                660,259        8,114             6,579       366,308        459,500       147,082

  Net transfer from (to)
      fixed accumulation account          (25,565)          (1)               (2)      (37,516)       (17,653)      (12,298)

  Transfers from (to)
      other Divisions                      27,985          477               408         5,398         15,969         3,925
  Payments to contract owners             (93,276)           -               (27)      (58,396)       (23,686)      (18,921)
  Annual maintenance
      charge (Note 1)                           -            -                 -             -              -             -
  Surrender charges (Note 1)                    -            -                 -             -              -             -
  Mortality guarantee adjustment                -            -                 -             -              -             -
                                      -----------      -------           -------     ---------      ---------     ---------

  NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM
      CONTRACT OWNERS'
      TRANSACTIONS                        569,403        8,590             6,958       275,794        434,130       119,788
                                      -----------      -------           -------     ---------      ---------     ---------

  TOTAL INCREASE (DECREASE)
     IN NET ASSETS                        911,361        9,043             7,639       400,417        480,709       172,665

NET ASSETS:
 BEGINNING OF PERIOD                    1,087,900            -                 -       556,513        414,322       263,063
                                      -----------      -------           -------     ---------      ---------     ---------

 END OF PERIOD                        $ 1,999,261      $ 9,043           $ 7,639     $ 956,930      $ 895,031     $ 435,728
                                      -----------      -------           -------     ---------      ---------     ---------
                                     STRONG MID CAP     TEMPLETON         T. ROWE PRICE       WILSHIRE VIT
                                         GROWTH      FOREIGN SMALLER  SCIENCE & TECHNOLOGY  SMALL CAP EQUITY
                                          FUND           COMPANY              FUND                FUND
                                     --------------  ---------------  --------------------  ----------------
OPERATIONS
  Net investment income               $       -        $  1,342          $       -            $       -
  Capital gain distribution                   -               -                  -                    -
  Net realized gain (loss)
   on investments                        13,733           1,588              7,612               11,692
  Net unrealized appreciation
      (depreciation) on investments      26,159           4,288             (2,805)              (5,930)
  Mortality and expense
      risk charge (Note 1)               (1,641)           (243)            (1,131)                (941)
                                      ---------        --------          ---------            ---------

  Net increase (decrease)
      in net assets
      resulting from operations          38,251           6,975              3,676                4,821
                                      ---------        --------          ---------            ---------

CONTRACT OWNERS' TRANSACTIONS
  Gross stipulated
       payments received                109,100          26,666             77,998               76,520
  Sales and administrative
      expenses (Note 1)                       -               -                  -                    -
                                      ---------        --------          ---------            ---------

  Net consideration received
      on annuity contracts              109,100          26,666             77,998               76,520

  Net transfer from (to)
      fixed accumulation account        (12,150)         10,075                105               (5,643)

  Transfers from (to)
      other Divisions                    (3,828)         10,529            (13,404)               2,933
  Payments to contract owners           (27,744)         (3,402)           (11,062)             (18,188)
  Annual maintenance
      charge (Note 1)                         -               -                  -                    -
  Surrender charges (Note 1)                  -               -                  -                    -
  Mortality guarantee adjustment              -               -                  -                    -
                                      ---------        --------          ---------            ---------

  NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM
      CONTRACT OWNERS'
      TRANSACTIONS                       65,378          43,868             53,637               55,622
                                      ---------        --------          ---------            ---------

  TOTAL INCREASE (DECREASE)
     IN NET ASSETS                      103,629          50,843             57,313               60,443

NET ASSETS:
 BEGINNING OF PERIOD                    163,100           9,795            111,398               87,058
                                      ---------        --------          ---------            ---------

 END OF PERIOD                        $ 266,729        $ 60,638          $ 168,711            $ 147,501
                                      ---------        --------          ---------            ---------

See accompanying notes to the financial statements.

HORACE MANN LIFE INSURANCE COMPANY  GROUP ANNUITY
SEPARATE ACCOUNT

Notes to the Financial Statements

DECEMBER 31, 2005 AND 2004

1. NATURE OF SEPARATE ACCOUNT - Horace Mann Life Insurance Group Annuity Separate Account ("the Separate Account"), registered as a unit investment trust under the Investment Company Act of 1940, is used to fund variable annuity contracts. All assets are invested in shares of AllianceBernstein Large Growth Portfolio, Ariel Fund, Ariel Appreciation Fund, BlackRock Core Bond Total Return Portfolio, BlackRock Index Equity Portfolio, BlackRock Low Duration Bond Portfolio, BlackRock Liquidity Temp Fund, Davis Value Portfolio, Fidelity VIP Mid Cap Portfolio, Goldman Sachs VIT International Equity Fund, Lord Abbett Series Fund Growth Opportunities, Neuberger Berman Genesis Fund, George Putnam Fund of Boston, Putnam International Equity Fund (closed August 2005), Strong Mid Cap Growth Fund (closed August 2005), Templeton Foreign Smaller Company, T. Rowe Price Science & Technology Fund, and Wilshire VIT Small Cap Equity Fund. The funds collectively are referred to as the "Funds".

Certain specified amounts, as described in the annuity contracts, are paid to Horace Mann Life Insurance Company ("HMLIC") to cover death benefits, surrender charges, sales and administrative expenses and maintenance charges.

Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from HMLIC's other assets and liabilities. The portion of the Separate Accounts assets applicable to the variable annuity contracts is not chargeable with liabilities arising out of any other business HMLIC may conduct.

HMLIC deducts a daily mortality and expense risk charge from the Separate Account for the assumption of mortality and expense risks. The fee for the mortality and expense risk may not exceed the annual rate of 0.80% of the daily net assets of the Separate Account (0.45% for mortality risk, and 0.35% for expense risk).

There are no annual maintenance charges and no sales expense charged on purchase payments, surrenders or withdrawals.

2. SIGNIFICANT ACCOUNTING POLICIES - Investments in the Funds are reported at market value using the accumulated unit value method (AUV).

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

3. FEDERAL INCOME TAXES - Investment income of the Account is included in the tax return of HMLIC; however, no tax accrues on income attributable to tax-deferred annuities which comprise the majority of the Account contracts. Income attributable to non tax-deferred annuities is not significant.

HORACE MANN LIFE INSURANCE COMPANY GROUP ANNUITY
SEPARATE ACCOUNT

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2005 AND 2004

4. PURCHASE AND SALES OF SEPARATE ACCOUNT FUND SHARES -- During the year ended December 31, 2005 and 2004 purchases and proceeds from sales of fund shares were as follows:

                                                       ACCOUNT DIVISION
                 ------------------------------------------------------------------------------------------------------------------
                                                                 BLACKROCK                    BLACKROCK
                 ALLIANCEBERNSTEIN                   ARIEL       CORE BOND      BLACKROCK    LOW DURATION   BLACKROCK      DAVIS
                      LARGE CAP       ARIEL      APPRECIATION   TOTAL RETURN   INDEX EQUITY      BOND       LIQUIDITY      VALUE
                  GROWTH PORTFOLIO    FUND           FUND        PORTFOLIO        FUND        PORTFOLIO     TEMP FUND    PORTFOLIO
                 -----------------    -----      ------------   ------------   ------------  ------------   ----------   ---------
PURCHASES 2005      $ 116,016       $2,358,036     $1,672,917    $  550,222      $ 816,420     $ 299,910    $2,339,295   $1,311,183
                    ---------       ----------     ----------    ----------      ---------     ---------    ----------   ----------
SALES 2005          $  33,621       $  704,045     $  628,720    $  331,802      $ 415,255     $ 171,146    $1,469,323   $  562,953
                    =========       ==========     ==========    ==========      =========     =========    ==========   ==========
PURCHASES 2004      $  74,234       $1,265,130     $  970,988    $  328,629      $ 728,875     $ 133,331    $  570,934   $  866,070
                    ---------       ----------     ----------    ----------      ---------     ---------    ----------   ----------
SALES 2004          $  25,300       $  259,049     $  233,699    $   65,589      $ 222,387     $  94,298    $  355,360   $  184,131
                    =========       ==========     ==========    ==========      =========     =========    ==========   ==========

                                GOLDMAN SACHS VIT   LORD ABBETT   NEUBERGER     GEORGE         PUTNAM        STRONG    TEMPLETON
                  FIDELITY VIP    INTERNATIONAL     SERIES FUND     BERMAN      PUTNAM    INTERNATIONAL     MID CAP     FOREIGN
                     MID CAP         EQUITY            GROWTH      GENESIS       FUND          EQUITY        GROWTH     SMALLER
                    PORTFOLIO         FUND         OPPORTUNITIES     FUND      OF BOSTON        FUND          FUND      COMPANY
                  ------------  -----------------  -------------  ---------    ---------  -------------     -------    ---------
PURCHASES 2005     $1,624,721      $  762,952       $ 711,752     $ 586,599    $ 946,124      $ 117,650     $ 30,823   $108,966
                   ----------      ----------       ---------     ---------    ---------      ---------     --------   --------
SALES 2005         $  451,161      $  103,894       $ 383,958     $ 267,192    $ 357,882      $ 457,795     $244,531   $  4,178
                   ==========      ==========       =========     =========    =========      =========     ========   ========
PURCHASES 2004     $  704,957      $    8,680       $   6,990     $ 432,566    $ 487,205      $ 160,025     $109,600   $ 49,213
                   ----------      ----------       ---------     ---------    ---------      ---------     --------   --------
SALES 2004         $  114,394      $       10       $      37     $ 100,631    $  41,181      $  31,810     $ 32,130   $  2,659
                   ==========      ==========       =========     =========    =========      =========     ========   ========

                  T. ROWE PRICE         WILSHIRE VIT
                 SCIENCE & TECHNO     SMALL CAP EQUITY
                      FUND                 FUND
                 ----------------     ----------------
PURCHASES 2005       $68,398            $45,203
                     -------            -------
SALES 2005           $55,000            $52,109
                     =======            =======
PURCHASES 2004       $80,211            $89,209
                     -------            -------
SALES 2004           $20,094            $22,836
                     =======            =======

HORACE MANN LIFE INSURANCE COMPANY GROUP ANNUITY
SEPARATE ACCOUNT

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2005 AND 2004

5. CHANGE IN CONTRACT OWNERS' ACCOUNT UNITS


                                                                ACCOUNT DIVISION
                   -----------------------------------------------------------------------------------------------------------
                                                                BLACKROCK                  BLACKROCK
                   ALLIANCEBERNSTEIN                ARIEL       CORE BOND    BLACKROCK    LOW DURATION   BLACKROCK     DAVIS
                       LARGE CAP       ARIEL    APPRECIATION  TOTAL RETURN  INDEX EQUITY      BOND       LIQUIDITY     VALUE
                   GROWTH PORTFOLIO    FUND         FUND        PORTFOLIO       FUND        PORTFOLIO    TEMP FUND   PORTFOLIO
                   -----------------  -------   ------------  ------------  ------------  ------------  ----------   ---------
Account units
  outstanding
   at 01/01/2004        6,224          36,247       35,282       19,708        55,283        20,775        368,799   111,303

Consideration
 received               3,490          22,538       19,540       29,202        31,630        12,317        344,840    73,439

Net transfers            (896)         (1,138)      (1,163)      (2,289)       (5,835)       (5,567)       117,267    (2,523)
Payments to
  contract owners        (475)         (4,214)      (3,985)      (3,233)       (5,771)       (3,133)      (249,664)  (14,553)
                       ------         -------      -------      -------       -------       -------     ----------   -------

Account units
  outstanding
at 12/31/2004           8,343          53,433       49,674       43,388        75,307        24,392        581,242   167,666

Consideration
 received               4,893          36,304       29,440       46,639        32,664        22,585      1,668,517    95,898

Net transfers            (521)           (950)        (705)     (10,203)       (6,900)        3,010        459,846     3,139
Payments to
  contract owners      (1,452)        (14,414)     (14,230)     (18,126)      (14,820)      (13,674)    (1,297,220)  (55,591)

Account units
  outstanding
  at 12/31/2005        11,263          74,373       64,179       61,698        86,251        36,313      1,412,385   211,112
                       ------         -------      -------      -------       -------       -------     ----------   -------

HORACE MANN LIFE INSURANCE COMPANY
SEPARATE ACCOUNT

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2005 AND 2004

5. CHANGE IN CONTRACT OWNERS' ACCOUNT UNITS

                                                           ACCOUNT DIVISION
                       ----------------------------------------------------------------------------------------
                                         GOLDMAN SACHS VIT       LORD ABBETT       NEUBERGER
                       FIDELITY VIP        INTERNATIONAL         SERIES FUND         BERMAN       GEORGE PUTNAM
                         MID CAP             EQUITY                GROWTH           GENESIS           FUND
                        PORTFOLIO             FUND              OPPORTUNITIES         FUND          OF BOSTON
                       ------------      -----------------      -------------      ---------      -------------
Account units
  outstanding
   at 01/01/2004          45,872                   -                    -            25,844           37,348

Consideration
 received                 25,779                 794                  545            15,897           39,867

Net transfers                185                  51                   34            (1,372)            (148)
Payments to
  contract owners         (3,672)                  -                   (2)           (2,534)          (2,100)
                         -------              ------               ------            ------          -------

Account units
  outstanding
at 12/31/2004             68,164                 845                  577            37,835           74,967

Consideration
 received                 48,043              14,073                8,079            17,923           62,470

Net transfers                259              53,802               21,313               682            5,913
Payments to
  contract owners        (20,481)             (8,399)              (5,478)          (13,188)         (25,564)

Account units
  outstanding
  at 12/31/2005           95,985              60,321               24,491            43,252          117,786
                         -------              ------               ------            ------          -------

                                                               ACCOUNT DIVISION
                       ---------------------------------------------------------------------------------------------------
                          PUTNAM            STRONG            TEMPLETON             T. ROWE PRICE           WILSHIRE VIT
                       INTERNATIONAL        MID CAP        FOREIGN SMALLER      SCIENCE & TECHNOLOGY      SMALL CAP EQUITY
                        EQUITY FUND       GROWTH FUND          COMPANY                  FUND                    FUND
                       -------------      -----------      ---------------      --------------------      ----------------
Account units
  outstanding
   at 01/01/2004           20,378            12,039               540                   5,958                  7,471

Consideration
 received                  10,950             7,638             1,379                   4,327                  6,636

Net transfers                (651)           (1,152)            1,059                    (722)                  (273)
Payments to
  contract owners          (1,469)           (1,870)             (167)                   (610)                (1,612)
                          -------           -------             -----                  ------                 ------

Account units
  outstanding
at 12/31/2004              29,208            16,655             2,811                   8,953                 12,222

Consideration
 received                   6,421             2,001             3,751                   3,661                  3,835

Net transfers             (34,869)          (18,614)              289                  (2,007)                (3,547)
Payments to
  contract owners            (760)              (42)             (258)                 (1,745)                (1,041)

Account units
  outstanding
  at 12/31/2005                 -                 -             6,593                   8,862                 11,469
                          -------           -------             -----                  ------                 ------

HORACE MANN LIFE INSURANCE COMPANY GROUP ANNUITY
SEPARATE ACCOUNT

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2005

6.  FINANCIAL HIGHLIGHTS

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                                                   EXPENSE AS A     INVESTMENT
                                                             UNIT        NET       % OF AVERAGE       INCOME         TOTAL
               ACCOUNT DIVISION                   UNITS      VALUE     ASSETS      NET ASSETS *       RATIO        RETURN **
               ----------------                 ---------    -----    ---------    ------------     ----------     ---------
AllianceBernstein Large Growth Portfolio           11,263    25.74      289,915        0.80%           0.00%        13.94%
Ariel Fund                                         74,373    54.79    4,075,126        0.80%           1.44%         0.11%
Ariel Appreciation Fund                            64,179    49.14    3,154,019        0.80%           1.31%         2.10%
BlackRock Core Bond Total Return Portfolio         61,698    11.11      685,396        0.80%           4.68%         1.28%
BlackRock Index Equity Fund                        86,251    24.32    2,097,558        0.80%           1.46%         3.62%
BlackRock Low Duration Bond Portfolio              36,313    10.57      383,774        0.80%           3.01%         0.48%
BlackRock Liquidity Temp Fund                   1,412,385     1.03    1,456,194        0.80%           3.03%         1.98%
Davis Value Portfolio                             211,112    12.80    2,702,301        0.80%           1.10%         8.57%
Fidelity VIP Mid Cap Portfolio                     95,985    34.34    3,296,131        0.80%           0.00%        17.08%
Goldman Sachs VIT International Equity Fund        60,321    12.07      728,094        0.80%           0.58%        12.80%
Lord Abbett Series Fund Growth Opportunities       24,491    13.75      336,643        0.80%           0.66%         3.85%
Neuberger Berman Genesis Fund                      43,252    29.11    1,258,891        0.80%           0.00%        15.10%
George Putnam Fund of Boston                      117,786    12.34    1,453,889        0.80%           1.98%         3.35%
Templeton Foreign Smaller Company                   6,593    23.80      156,918        0.80%           16.19%       10.34%
T.Rowe Price Science & Technology Fund              8,862    19.14      169,636        0.80%           0.00%         1.59%
Wilshire VIT Small Cap Fund -  HM  Shares          11,469    12.42      142,433        0.80%           0.00%         2.90%

* These ratios represent the annualized contract expenses of the active contract owners of the separate account, consisting primarily of mortality and expense charges, for the period indicated. The ratios include only those expenses that result in a direct reduction of unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

** These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

HORACE MANN LIFE INSURANCE COMPANY GROUP ANNUITY
SEPARATE ACCOUNT

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

6. FINANCIAL HIGHLIGHTS

FOR THE YEAR ENDED DECEMBER 31, 2004

                                                            UNIT       NET        % OF AVERAGE    INCOME       TOTAL
              ACCOUNT DIVISION                    UNITS     VALUE     ASSETS      NET ASSETS *     RATIO      RETURN **
--------------------------------------------   ----------   ------   ---------    -------------   -------     ---------
AllianceBernstein Large Growth Portfolio            8,343    22.59     188,480        0.80%        0.00%        7.47%
Ariel Fund                                         53,433    54.73   2,924,259        0.80%        0.50%       21.00%
Ariel Appreciation Fund                            49,674    48.13   2,390,936        0.80%        0.48%       12.19%
BlackRock Core Bond Total Return Portfolio         43,388    10.97     475,843        0.80%        1.85%        3.30%
BlackRock Index Equity Fund                        75,307    23.47   1,767,141        0.80%        1.25%        9.42%
BlackRock Low Duration Bond Portfolio              24,392    10.52     256,587        0.80%        1.56%        0.29%
BlackRock Liquidity Temp Fund                     581,242     1.01     586,222        0.80%        1.05%        0.00%
Davis Value Portfolio                             167,666    11.79   1,976,699        0.80%        0.99%       11.44%
Fidelity VIP Mid Cap Portfolio                     68,164    29.33   1,999,261        0.80%        0.00%       23.65%
Goldman Sachs VIT International Equity Fund           845    10.70       9,043        0.80%        1.68%       15.93%+
Lord Abbett Series Fund Growth Opportunities          577    13.24       7,639        0.80%        0.05%        9.60%+
Neuberger Berman Genesis Fund                      37,835    25.29     956,930        0.80%        0.23%       17.46%
George Putnam Fund of Boston                       74,967    11.94     895,031        0.80%        1.57%        7.66%
Putnam International Equity Fund                   29,209    14.92     435,728        0.80%        1.48%       15.57%
Strong Mid Cap Growth Fund                         16,655    16.01     266,729        0.80%        0.00%       18.15%
Templeton Foreign Smaller Company                   2,811    21.57      60,638        0.80%        3.81%       18.91%
T.Rowe Price Science & Technology Fund              8,953    18.84     168,711        0.80%        0.00%        0.75%
Wilshire VIT Small Cap Fund -  HM  Shares          12,222    12.07     147,501        0.80%        0.00%        3.61%

* These ratios represent the annualized contract expenses of the active contract owners of the separate account, consisting primarily of mortality and expense charges, for the period indicated. The ratios include only those expenses that result in a direct reduction of unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

** These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

+ These funds began June 1, 2004 and the calculation reflects a seven month return.

HORACE MANN LIFE INSURANCE COMPANY GROUP ANNUITY
SEPARATE ACCOUNT

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

6. FINANCIAL HIGHLIGHTS

FOR THE YEAR ENDED DECEMBER 31, 2003 (UNAUDITED

                                                                                    EXPENSE AS A     INVESTMENT
                                                            UNIT         NET        % OF AVERAGE       INCOME           TOTAL
             ACCOUNT DIVISION                UNITS          VALUE       ASSETS      NET ASSETS *        RATIO          RETURN **
------------------------------------------  -------        ------     ---------    -------------    ------------     -----------
AllianceBernstein Large Growth Portfolio      6,224        21.02        130,822         0.80%            0.00%           22.42%
Ariel Fund                                   36,247        45.23      1,639,343         0.80%            0.00%           27.05%
Ariel Appreciation Fund                      35,282        42.90      1,513,439         0.80%            0.00%           29.96%
BlackRock Core Bond Total Return Portfolio   19,708        10.62        209,231         0.80%            8.90%            3.71%
BlackRock Index Equity Fund                  55,283        21.45      1,185,702         0.80%            2.08%           27.30%
BlackRock Low Duration Bond Portfolio        20,775        10.49        217,999         0.80%            3.27%            0.96%
BlackRock Liquidity Temp Fund               368,799         1.01        370,633         0.80%            1.12%            1.00%
Davis Value Portfolio                       111,303        10.58      1,177,501         0.80%            0.98%           28.71%
Fidelity VIP Mid Cap Portfolio               45,872        23.72      1,087,902         0.80%            0.16%           37.19%
Neuberger Berman Genesis Fund                25,844        21.53        556,514         0.80%            0.07%           30.33%
George Putnam Fund of Boston                 37,348        11.09        414,322         0.80%            2.21%           16.37%
Putnam International Equity Fund             20,378        12.91        263,063         0.80%            0.84%           27.95%
Strong Mid Cap Growth Fund                   12,039        13.55        163,100         0.80%            0.00%           33.24%
Templeton Foreign Smaller Company               540        18.14          9,795         0.80%            1.06%           45.12%
T.Rowe Price Science & Technology Fund        5,958        18.70        111,398         0.80%            0.00%           42.97%+
Wilshire VIT Small Cap Fund -  HM  Shares     7,471        11.65         87,057         0.80%            0.00%           57.86%

* These ratios represent the annualized contract expenses of the active contract owners of the separate account, consisting primarily of mortality and expense charges, for the period indicated. The ratios include only those expenses that result in a direct reduction of unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

** These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

+ This fund began April 15, 2003 and the calculation reflects an eight and one half month return.

HORACE MANN LIFE INSURANCE COMPANY GROUP ANNUITY
SEPARATE ACCOUNT


NOTES TO THE FINANCIAL STATEMENTS


6.  FINANCIAL HIGHLIGHTS

FOR THE PERIOD MAY 1, 2002 TO DECEMBER 31, 2002 (UNAUDITED)

                                                                               EXPENSE AS A       INVESTMENT
                                                         UNIT         NET      % OF AVERAGE         INCOME          TOTAL
             ACCOUNT DIVISION                UNITS       VALUE       ASSETS    NET ASSETS *         RATIO+        RETURN **++
------------------------------------------  -------     ------       -------   ------------      ------------    ------------
AllianceBernstein Large Growth Portfolio      2,770     17.17         47,578       0.80%             0.00%         -21.42%
Ariel Fund                                   16,275     35.60        579,453       0.80%             0.84%         -15.10%
Ariel Appreciation Fund                      15,557     33.01        513,552       0.80%             0.00%         -16.94%
BlackRock Core Bond Total Return Portfolio    8,261     10.24         84,562       0.80%             4.64%           5.24%
BlackRock Index Equity Fund                  22,928     16.85        386,359       0.80%             0.69%         -19.11%
BlackRock Low Duration Bond Portfolio        11,389     10.39        118,372       0.80%             2.62%           3.18%
BlackRock Liquidity Temp Fund               179,507      1.00        179,992       0.80%             1.24%           0.00%
Davis Value Portfolio                        48,594      8.22        399,325       0.80%             2.36%         -14.99%
Fidelity VIP Mid Cap Portfolio               19,707     17.29        340,727       0.80%             0.00%         -13.89%
Neuberger Berman Genesis Fund                10,403     16.52        171,908       0.80%             0.92%         -13.60%
George Putnam Fund of Boston                 17,529      9.53        167,026       0.80%             0.00%          -9.50%
Putnam International Equity Fund              8,384     10.09         84,618       0.80%             0.00%         -18.63%
Strong Mid Cap Growth Fund                    5,401     10.17         54,952       0.80%             0.00%         -29.47%
Templeton Foreign Smaller Company               184     12.50          2,301       0.80%             2.22%         -15.94%
Wilshire VIT Small Cap Fund -  HM  Shares     1,843      7.38         13,600       0.80%             0.00%         -29.65%

* These ratios represent the annualized contract expenses of the active contract owners of the separate account, consisting primarily of mortality and expense charges, for the period indicated. The ratios include only those expenses that result in a direct reduction of unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

** These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

+ These funds began May 1, 2002 and the calculation reflects an eight month annualized return.

++ These funds began May 1, 2002 and the calculation reflects an eight month return.

                           PART C: OTHER INFORMATION

                           HORACE MANN LIFE INSURANCE
                         GROUP ANNUITY SEPARATE ACCOUNT

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a) FINANCIAL STATEMENTS

     The following financial statements are included in Part B hereof.

HORACE MANN LIFE INSURANCE COMPANY


     - Report of Independent Registered Public Accounting Firm, dated April 26, 2006


     - Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus -- As of December 31, 2005 and 2004

     - Statutory Statements of Operations -- For the Years Ended December 31, 2005, 2004 and 2003

     - Statutory Statements of Capital and Surplus -- For the Years Ended December 31, 2005, 2004 and 2003

     - Statutory Statements of Cash Flow -- For the Years Ended December 31, 2005, 2004 and 2003

     - Notes to Statutory Financial Statements -- December 31, 2005, 2004 and
       2003

HORACE MANN LIFE INSURANCE GROUP ANNUITY SEPARATE ACCOUNT


     - Report of Independent Registered Public Accounting Firm, dated September 21, 2006



     - Statements of Net Assets -- December 31, 2005 and 2004



     - Statements of Operations -- For the Years Ended December 31, 2005 and
       2004



     - Statements of Changes in Net Assets For the Years Ended December 31, 2005 and 2004



     - Notes to Financial Statements -- December 31, 2005 and 2004


(b) EXHIBITS


     (1)       Resolution of Board of Directors (3)
     (2)       Agreements for Custody......................................  Not Applicable
     (3)       Underwriting Agreement (3)
     (4)       (a) Form of Group Variable Annuity Contract (3)
               (b) Form of Certificate(3)
     (5)       Form of Application/Enrollment Form(3)
     (6)       Certificate of Incorporation and Bylaws(2)
     (7)       Contract of Reinsurance.....................................  Not Applicable
     (8)       Other Contracts.............................................  Not Applicable
     (9)       Opinion and Consent of Counsel(1)
    (10)       Independent Registered Public Accounting Firm Consent.......  (1)
    (11)       Financial Statement Schedules for Horace Mann Life Insurance
               Company and the Independent
               Registered Public Accounting Firm's Report Thereon..........  Not Applicable
    (12)       Agreement regarding initial capital.........................  Not Applicable


---------------

(1) Filed herewith.

(2) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement for Horace Mann Life Insurance Company Separate Account, dated February 14, 2006 (File Nos. 333-129284 and 811-1343).


(3) Incorporated by reference to Initial Registration Statement for Horace Mann Life Insurance Group Annuity Separate Account, dated August 11, 2006 (File
    Nos: 333-136513 and 811-21939).

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

     The directors and officers of Horace Mann Life Insurance Company, who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant, are listed below. Their principal business address is One Horace Mann Plaza, Springfield, Illinois 62715.

NAME                                                       POSITION AND OFFICE WITH DEPOSITOR
----                                                       ----------------------------------
Peter H. Heckman                                    Director and Executive Vice President, Chief
                                                    Financial Officer
Ann M. Caparros                                     Director, Vice President, General Counsel,
                                                    Corporate Secretary & Chief Compliance Officer
Louis G. Lower II                                   Director, Chairman, President & Chief Executive
                                                    Officer
Paul D. Andrews                                     Director and Senior Vice President
Angela S. Christian                                 Vice President & Treasurer
Frank D'Ambra                                       Director and Senior Vice President

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

                       Allegiance Life Insurance Company
                       IL FEIN # 95-1858796 NAIC # 62790

                       Horace Mann Life Insurance Company
                       IL FEIN # 37-0726637 NAIC # 64513

                  Educators Life Insurance Company of America
                       AZ FEIN # 86-0204233 NAIC # 75892

                        Horace Mann Service Corporation
                              IL FEIN # 37-0972590

                                 Well-Care Inc.
                              IL FEIN # 37-0984609

                       Horace Mann Educators Corporation
                              DE FEIN # 37-0911756

                          Horace Mann Investors, Inc.
                              MD FEIN # 37-0792966

                      Horace Mann Lloyds Management Corp.
                              TX FEIN # 37-1386476

                               Horace Mann Lloyds
                        TX FEIN # 37-1386478 NAIC # 1099

                         Horace Mann Insurance Company
                       IL FEIN # 59-1027412 NAIC # 22578

                           Horace Mann General Agency
                              TX FEIN # 76-0616793

                           Teachers Insurance Company
                       IL FEIN # 23-1742051 NAIC # 22683

               Horace Mann Property & Casualty Insurance Company
                       CA FEIN # 95-2413390 NAIC # 22756

     The Registrant is a separate account of Horace Mann Life Insurance Company. Horace Mann Life Insurance Company (an Illinois Corporation) is a wholly owned subsidiary of Allegiance Life Insurance Company (an Illinois Corporation). Allegiance Life Insurance Company and Horace Mann Investors, Inc. (a Maryland Corporation), principal underwriter of the Registrant, are wholly-owned subsidiaries of Horace Mann Educators Corporation (a Delaware Corporation), a publicly held corporation.

ITEM 27.  NUMBER OF CERTIFICATE OWNERS


     As of September 22, 2006, we have sold no registered Certificates funded through the newly registered separate account. We previously sold unregistered Certificates as disclosed in the Prospectus.


ITEM 28.  INDEMNIFICATION

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Act, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     According to Section 21 of the Distribution Agreement, Horace Mann Life Insurance Company agrees to indemnify Horace Mann Investors, Inc. for any liability Horace Mann Investors, Inc. may incur to a Participant or party-in-interest under a Certificate (i) arising out of any act or omission in the course of, or in connection with, rendering services under the Distribution Agreement, or (ii) arising out of the purchase, retention or surrender of a Certificate; provided however that Horace Mann Life Insurance Company will not indemnify Horace Mann Investors, Inc. for any such liability that results from the willful misfeasance, bad faith or gross negligence of Horace Mann Investors, Inc., or from the reckless disregard, by Horace Mann Investors, Inc., of its duties and obligations arising under the Distribution Agreement.

ITEM 29.  PRINCIPAL UNDERWRITERS

     (a) Horace Mann Investors, Inc., the underwriter of Horace Mann Life Insurance Group Annuity Separate Account, acts as principal underwriter for Horace Mann Life Insurance Company Separate Account, Horace Mann Life Insurance Company Separate Account B, and Horace Mann Life Insurance Company Allegiance Separate Account A.

     (b) The following are the directors and officers of Horace Mann Investors, Inc. Their principal business address is One Horace Mann Plaza, Springfield, Illinois 62715.


NAME                                                      POSITION WITH UNDERWRITER
---------------------------------------------   ---------------------------------------------
Robert B. Joyner                                Chairman
Christopher M. Fehr                             Director, President, Anti-Money Laundering
                                                Officer and Chief Compliance Officer
Peter H. Heckman                                Director
Rhonda R. Armstead                              Secretary
Diane M. Barnett                                Tax Compliance Officer
Angela S. Christian                             Treasurer
Bret A. Conklin                                 Controller
Paul D. Andrews                                 Director
Frank D'Ambra III                               Director

     (c) No commissions or other compensation has been received by the principal underwriter from the Registrant.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

     Horace Mann Investors, Inc., underwriter of the Registrant, is located at One Horace Mann Plaza, Springfield, Illinois 62715. It maintains those accounts and records associated with its duties as underwriter required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

     Horace Mann Life Insurance Company, the depositor, is located at One Horace Mann Plaza, Springfield, Illinois 62715. It maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder that are not maintained by Horace Mann Investors, Inc.

ITEM 31.  MANAGEMENT SERVICES

     Not applicable.

ITEM 32.  UNDERTAKINGS

     (a) Horace Mann Life Insurance Company and the Registrant are relying on a no -- action letter from the Securities and Exchange Commission that was issued to the American Council of Life Insurance and made publicly available on November 28, 1988. That letter outlines conditions that must be met if a company offering registered annuity contracts imposes the limitations on surrenders and withdrawals on Section 403(b) contracts as required by the Internal Revenue Code. Horace Mann Life Insurance Company and the Registrant are in compliance with the conditions of that no-action letter.

     (b) Horace Mann Life Insurance Company represents that the fees and charges deducted under the Group Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

     (c) The Registrant undertakes to file a post-effective amendment to its registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the Group Contract may be accepted.

     (d) The Registrant undertakes to include either (1) as part of any application to purchase a Certificate issued under the Group Contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

     (e) The Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written request.

                                   SIGNATURES


     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Springfield, and State of Illinois, on this 22nd day of September, 2006.


                                         BY: HORACE MANN LIFE INSURANCE GROUP
                                         ANNUITY SEPARATE ACCOUNT
                                         (Registrant)

                                         By: Horace Mann Life Insurance Company
                                         (Depositor)

                                         Attest: /s/ ANN M. CAPARROS
                                         ---------------------------------------
                                         Ann M. Caparros
                                         Corporate Secretary
                                         of the Depositor

                                         By: /s/ LOUIS G. LOWER II
                                         ---------------------------------------
                                         Louis G. Lower II,
                                         President and Chief Executive
                                         Officer of the Depositor

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.


                    SIGNATURE                                          TITLE                            DATE
                    ---------                                          -----                            ----

                /s/ Louis G. Lower                   Director, Chairman, President               September 22, 2006
 ------------------------------------------------    and Chief Executive Officer
                Louis G. Lower II


               /s/ Peter H. Heckman                  Director, Executive Vice President          September 22, 2006
 ------------------------------------------------    and Chief Financial Officer
                 Peter H. Heckman


               /s/ Ann M. Caparros                   Director, Vice President, General           September 22, 2006
 ------------------------------------------------    Counsel, Corporate Secretary and Chief
                 Ann M. Caparros                     Compliance Officer


                /s/ Frank D'Ambra                    Director and Senior Vice President          September 22, 2006
 ------------------------------------------------
                  Frank D'Ambra

                                 EXHIBIT INDEX


       Opinion and Consent of Counsel
 (9)
       Consent of Independent Registered Accounting Firm
(10)